16



05009488

82- SUBMISSIONS FACING SHEET



Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kelda Group

*CURRENT ADDRESS

PROCESSED
JUL 07 2005

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2782 FISCAL YEAR 3-31-05

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 7/6/05

KeldaGroup



KELDA GROUP PLC
ANNUAL REPORT AND ACCOUNTS 2005



CONTENTS

Clearly performing

Kelda's strategy is to focus on the provision of high quality water and waste water services.

It's a simple strategy that works.

Over the past 12 months, we have again delivered sector leading financial, operational and environmental performance.

	2003	2004	2005
TURNOVER group and share of associates and joint ventures (£806.2m)	838.1m	822.6m	806.2m
OPERATING PROFIT group and share of associates and joint ventures (£310.2m)	277.1m	292.2m	310.2m
GROUP PROFIT before taxation and exceptional items (£223.7m)	175.2m	191.6m	223.7m
GROUP PROFIT before taxation (£212.0m)	164.3m	206.2m	212.0m
ADJUSTED EARNINGS PER SHARE (excluding deferred tax) (53.2p)	42.4p	46.2p	53.2p
DIVIDEND PER SHARE (29.00p)	26.05p	26.83p	29.00p

Chairman's statement



The focus on water operations continues to give significant total benefits.

The strong performance reported in the first half was well maintained and improved in the second giving an excellent full year result for 2004/05. For the year total group turnover was up 5.2%, group profit before taxation and exceptional items increased 16.8% to £223.7m, giving adjusted earnings per share, excluding deferred tax, of 53.2p an increase of 15.2% on prior year.

The single largest profit driver was the performance of Yorkshire Water Services which had an outstanding year. The main source of the profit improvement was out-performance with operating cost savings of £120m, and capital cost efficiencies of 13%, achieved in the AMP3 5 year regulatory period ending in March 2005. There was also a sales revenue benefit from the full year effect of the interim price determination awarded in 2003.

The focus on water operations continues to give significant total benefits. YWS achieved an excellent overall performance. It obtained a unique four 'A's in the Ofwat operating and efficiency measures in drinking and waste water operations. On compliance measures it produced its best ever drinking water and waste water performance. There were also further reductions in water leakage and in pollution incidents. All these achievements helped Yorkshire Water to be awarded and named as the 'Utility of the Year' at the Utility Industry Achievement Awards.

In the UK we have formed Kelda Water Services to provide a distinct identity for, and dedicated management focus on, our third party outsourcing operations business. It has developed significant momentum having implemented the MoD contract secured last year and had further success in gaining a major contract with Welsh Water which commenced in April of this year. Kelda Water Services remains actively engaged in the pursuit of further outsourcing opportunities. Loop, the customer service operation, had a period refocusing on key competencies and KeyLand performed well.

The main area of performance below expectations related to Aquarion in the USA. Although profit was maintained in dollar terms on a year to year basis,

53.2p

ADJUSTED EARNINGS PER SHARE (excluding deferred tax) increased 15.2% to 53.2p.

8.1%

FULL YEAR DIVIDEND increased 8.1% to 29.0p per share.

results were affected by a very wet summer which reduced metered consumption and an expected benefit from a rate case in Connecticut was not achieved. Exchange rates were also adverse. The new management performed well in mitigating these effects with significant reductions in the cost base. Raising the rate of return remains an ongoing priority and we are well placed to make progress on this aim.

The excellent results of the company do not arise by chance. They result from a dedicated management team and staff who understand that we need to make continuous improvements and look at new ways of working. The company has successfully demonstrated its mantra of focus, and its ability to combine cost and efficiency gains with improved standards of service and regulatory compliance. It continues successfully and actively to manage change under the leadership of its Chief Executive, Kevin Whiteman. YWS has entered into a five year pay and conditions agreement supporting more flexible working and revised bonus arrangements. We also continue to invest significantly in management and staff training and upgraded computer based operational and management control processes.

The company also actively supports the communities in which it operates. We run a series of programmes, encouraging staff participation in a wide range of areas. The main focus is on supporting disadvantaged groups, particularly in primary education, health and leisure, and making the optimum use of our property assets. In addition to our crucial environmental responsibilities we actively promote balanced land use access, conservation and recreation, supported by an extensive environmental consultative policy group, which includes a wide range of external regional stakeholders.

The other key event of the year was the *confirmation of the YWS price determination* for the next five year regulatory period, AMP4. As reported at the half year this was within our expectations and broadly acceptable on a company and industry basis. The one time gains made by the company in achieving operating cost out-performance within the previous AMP3 regulatory period give an indefinite sustainable benefit to customers. The reduced cost base becomes the start point of the AMP4 price determination and helped Kelda achieve the lowest possible price increases to customers.

16.8%

GROUP PROFIT before taxation and exceptional items up 16.8% to £223.7m.

£763.0m

GROUP TURNOVER up 5.2% to £763.0m.

In considering the relative position of shareholders the board has taken note that within the AMP3 period very limited real increases in dividend have been paid to date. The board has therefore decided to recommend a final dividend payment of 20.66p which equates to an 8% dividend increase for the full year. This makes the average rate of real increase of the dividend over the AMP3 period of 1% per annum, well within regulatory guidelines of a maximum of 2% per annum.

The intent going forward in AMP4 will be, subject to the performance of the company, at least to maintain the real level of dividends while staying within the inflation and growth limits factored into the determination. The new regulatory period has some significant challenges particularly from cost pressures in the first year. The USA has a similar challenge. Work commenced within 2004/05, as evidenced by an exceptional charge of £5.4m within these results, to ensure plans have been developed in detail to meet these challenges.

Looking further ahead the strategic focus of the company on water, over the last regulatory period, the related sell down of non-water assets, and significant improvements in performance, have together placed the company in a strong financial position. Subject to the company continuing to maintain its standards of performance, to not receiving unexpected external shocks, and to meeting the challenges within AMP4, there is scope to optimise the balance sheet structure. The company, therefore, intends to increase its borrowings to return capital to shareholders via a limited share buyback programme. This will have the effect of improving our cost of capital and of reducing future dividend costs. The buyback programme will be kept under review. It is anticipated, however, that this could involve the purchase of 5% of the Kelda equity over the next two years.

The company has also benefited from the support of an energetic, supportive and active board. Derek Roberts, currently the longest serving Kelda director, and Ken Jackson will retire after the AGM in July. I am pleased to announce that Kate Avery, the Retail Distribution Director of Legal and General, and Ed Anderson, Chief Executive of Leeds/Bradford Airport, will be joining the board in June.

My final task this year, therefore, is to thank on behalf of shareholders all management and staff and particularly the retiring directors Mr Roberts and Mr Jackson for their contribution to the company. The new regulatory period AMP4 sets new challenges. We will need to maintain and progress our management and performance standards if we are to meet the next 5 year price determination and deliver our plans. We all look forward to that challenge.



JOHN NAPIER
Chairman
Kelda Group plc

Chief Executive's review



There is absolutely no room for complacency and the company remains committed in its mission to be the best.

2004/05 has been an important year for Kelda with the conclusion of price reviews for both Yorkshire Water and Aquarion.

Ofwat's price determination for Yorkshire Water provides certainty for the business going forward and allows us to make further real improvements to our infrastructure, the environment and customer service, whilst delivering sustainable and consistent shareholder returns. The same is true of Aquarion, where, following the rate case, the focus is now firmly on improving returns.

The expertise of the core business in efficient asset management and customer service delivery has also helped the group gain real momentum in securing outsourced water and waste water contracts.

This progress has been made possible by the commitment, passion and professionalism of our people throughout the organisation and I would like to use this report as an opportunity to thank them for our progress over the last year and over the last five years as we look to the future.

REVIEW OF BUSINESS PERFORMANCE

Group profit before tax and exceptional items is up 16.8% to £223.7m due to another strong performance from our core business, Yorkshire Water, continuing underlying profitability from Aquarion and an increased contribution from our UK service operations.

Adjusted earnings per share (excluding deferred tax) increased 15.2% to 53.2p.

On the back of this strong financial performance full year dividends have increased by 8.1% to 29.0p per share.

As well as growing both turnover and profits, Yorkshire Water again out-performed its regulatory targets and will deliver over £120 million of operating cost out-performance for the 2000-05 period.

The company's achievements in delivering value to customers were also recognised by the water regulator Ofwat, with Yorkshire Water becoming the first company ever to be awarded the top-ranking 'A' band for all four aspects of its relative efficiency performance.

In December 2004, Yorkshire Water was also named 'Utility of the Year' at the Utility Industry Achievement Awards, great recognition of the hard work and dedication of the company's 2,158 employees.

During the year Yorkshire Water invested a further £349m of capital, out-performing AMP3 targets by 13% and delivering the company's best ever water quality and service level performance. Overall, pollution incidents were down by 15% despite summer storms, however the number of pollution incidents classified as serious has not reduced and we are taking steps to address this. Sewer flooding incidents were reduced to their lowest ever level.

Getting ahead of the challenges of the next five years, Yorkshire Water has negotiated a new five year pay deal with employees and contracts with service partners to ensure an early start to the AMP4 investment programme.

The group's non-regulated UK Service Operations also made good progress, with operating profit increasing to £6.4m. Kelda Water Services (previously Yorkshire Water Projects) is now a dynamic and focused organisation, with an annual turnover in excess of £100m going forward.

In January, Kelda Water Services signed a £700m, 15 year contract to provide waste water operations in South Wales. The new contract means that the business now has operations in Scotland, Wales and the West Country.

Other UK service operations had an on-plan year with KeyLand, Safe Move and Loop performing in line with expectations.

In the US, Aquarion's Connecticut rate case was concluded with an outcome which was disappointing and management focus is now on improving the rate of return to the allowed 9.75%. The company's underlying profitability remains unchanged when the continuing effects of a weak US dollar are taken into account. Aquarion Operating Services, the company's contract operations division, increased revenues with a number of contract wins.

Chief Executive's Review (continued)

2004 PRICE REVIEW (PRO4)
In December 2004, Ofwat made its Final Determination on price limits for Yorkshire Water for the AMP4 investment period 2005-10.

In putting together our business plan for Yorkshire Water, our over-riding aim was to safeguard Yorkshire's water and waste water infrastructure and maintain levels of service, whilst at the same time making further efficiencies and keeping prices as low as possible.

In doing this, we sought to balance price limits against the significant tax rises from 2005 and the additional obligations imposed by new European legislation, including the Freshwater Fish Directive.

It is a balance which we believe we have got right, with average annual price rises of 3.9% over inflation and a total investment plan of £1.6 billion (at 2005/06 prices). We believe that this determination will provide good value for customers and allow Yorkshire Water to maintain its infrastructure and provide the environmental improvements to rivers that the UK Government is looking for.

The company has been able to strike this balance through making past and projected future efficiencies. This focus has allowed Yorkshire Water to keep prices low for customers, ensure the financial and operational sustainability of the business and provide an appropriate return for Kelda shareholders.

OUTLOOK
Although the final outcome of the price determination was close to the plans submitted by Yorkshire Water, it remains a challenging programme of work that will require the business to continue to drive efficiencies and keep on improving the quality of service it provides.

We can expect that future efficiency reductions will be much more challenging to achieve, however, and will require closer dialogue with service partners and the careful application of new technology and ways of working to enable us to make the further step change in service and performance we are looking for.

There is absolutely no room for complacency and the company remains committed in its mission to be the best.

Our non-regulated UK Service Operations continue to make good progress and will account for over 10% of group turnover. The growing track record and expertise of Kelda Water Services will ensure that it is well placed to compete for further contracts with both private and public sector organisations who outsource the operation of their water and waste water assets.

In the US, initiatives are underway to achieve the maximum allowable rate of return. Aquarion is utilising knowledge and expertise from Yorkshire Water to improve capital and operating cost efficiencies, whilst at the same time using new technology to drive improved service performance. Based on the progress already made, we are confident of an enhanced return from the regulated water business going forward.

We intend to optimise our balance sheet structure by increasing borrowings in order to return capital to shareholders through a limited share buyback programme. Subject to continued strong financial performance by the group this could amount to 5% of equity over the next two years.

Throughout our operations our goal continues to be to deliver consistently good financial results which help the group to sustain low costs of borrowing and sustained dividend growth. This strategy, underpinned by a clear focus on efficiency and customer service in everything we do, will continue going forward.



KEVIN WHITEMAN
Chief Executive
Kelda Group plc

Our business


AQUARION
Turnover £92.2m
KEYLAND DEVELOPMENTS
Turnover £14.6m
UK SERVICE OPERATIONS
Turnover £59.3m
YORKSHIRE WATER
Turnover £640.1m

YORKSHIRE WATER

Yorkshire Water is Kelda's principal UK subsidiary, providing water and waste water services to more than 4.7m people and 140,000 businesses.

Every day the company supplies more than 1.3 billion litres of water to homes and businesses in Yorkshire. Through the efficient operation of its extensive waste water network and treatment facilities, it also ensures that the region's domestic and industrial waste is returned safely to the environment.

The company was voted the UK's 'Utility of the Year' in December 2004 at the Utility Industry Achievement Awards, against competition from the gas, water, electricity and telecommunications industries.

In January 2005, the company also became the only water and waste water company in the country to receive band 'A' ratings from the industry's economic regulator, Ofwat, in each of the four available categories for financial efficiency, namely, operating and capital cost efficiency in both clean and waste water activities.

AQUARION

Aquarion is one of the ten largest investor owned water companies in the US and the largest privately owned utility in New England.

It serves 211,000 homes and businesses, the equivalent of approximately 677,000 people, in 52 communities in the states of Connecticut, New York, Massachusetts and New Hampshire. Aquarion Services provides water and waste water operation and maintenance services through a number of contracts and partnerships with municipal authorities.

UK SERVICE OPERATIONS

- **Kelda Water Services**
  Kelda Water Services manages the group's non-regulated water and waste water contract operations in the UK. It is now the second biggest player in the UK contract operations market, with operations in England, Scotland and Wales.

- **Loop**
  Loop specialises in cost effective customer relationship management. The company's main contract is to provide customer service support to Yorkshire Water.

- **Safe Move**
  Safe Move is a non-regulated business which provides search information to solicitors and conveyancers including information covering drainage and water services.

KEYLAND DEVELOPMENTS

KeyLand Developments is responsible for managing, developing and disposing of the group's surplus property assets, either on its own or in partnership with outside organisations.

Our strategy

Kelda Group provides essential high quality water and waste water services to customers in Yorkshire, Wales, Scotland, the South West of England and the United States.

Our water and waste water focus has resulted in an efficient business which delivers long term sustainable benefits to the environment, to our customers and to our shareholders.

Our core skill in delivering major capital programmes and operating water and waste water assets for Yorkshire Water has helped us to grow our non-regulated business. Yorkshire Water is also supported by our Loop customer service operation and our KeyLand property development and disposal business.

Our strategy going forward is to maintain our focus on efficiency and performance at our core businesses, using our skills in water and waste water to develop long term non-regulated income streams which add shareholder value.


OUR CUSTOMERS
OUR PEOPLE
ENVIRONMENTAL LEADERSHIP
SOCIETY
SERVICE PARTNERS
OUR SHAREHOLDERS


TOTAL SHAREHOLDER RETURN SOURCE: THOMSON FINANCIAL
350
300
250
200
150
100
50
0
Value (£)
31 Mar 00
31 Mar 01
31 Mar 02
31 Mar 03
31 Mar 04
31 Mar 05
— Kelda Group
— FTSE 350 Index (excluding Investment Companies)

THIS GRAPH SHOWS THE VALUE, BY THE END OF MARCH 2005, OF £100 INVESTED IN KELDA GROUP ON 31 MARCH 2000 COMPARED WITH THE VALUE OF £100 INVESTED IN THE FTSE 350 INDEX (EXCLUDING INVESTMENT COMPANIES). THE OTHER POINTS PLOTTED ARE THE VALUES AT INTERVENING FINANCIAL YEAR ENDS.

What we focus on

Kelda's strategy will be achieved by focusing on six key areas. Over the last year, we have included 'service partners', fully recognising the important role that they play in delivering operational and financial performance and a great customer experience.

OUR SHAREHOLDERS

We are committed to creating enduring shareholder value by a focus on efficiency in everything we do. Our goal is to deliver consistently good financial results by out-performing regulatory and other financial targets and delivering efficiencies across the group. We will achieve this by sharing best practice, employing world-class technology and growing our non-regulated activities.

OUR CUSTOMERS

Our aim is to provide a quality of service which is significantly better than any other utility and at a price which represents good value for money. To achieve this we will aim to design our service from the outside in, considering the customers' points of view and eliminating service failures. This will lead to improved financial and operational performance and an enjoyable customer experience.

OUR PEOPLE

Kelda employs over 3,400 people. Our aim is to create a great place to work, a good work-life balance and the opportunity to make a real difference. We want to attract and retain the best people, with performance and contribution recognised and rewarded and success celebrated as part of our culture.

ENVIRONMENTAL LEADERSHIP

Kelda deals with environmental issues as diverse as catchment management, sustainable water management and river water and bathing water standards. Our performance affects all customers and everyone who lives in the regions we serve. Our aim is to achieve 100% compliance with legal and regulatory obligations and to go beyond compliance where the benefits exceed the cost.

SOCIETY

Our aim is to make a difference to society, opening up land for public enjoyment and promoting the value of water for health and nutrition in schools. 20% of our people are involved in community volunteering and external leadership roles and in influencing matters relating to water.

SERVICE PARTNERS

Kelda is building a new level of partnership, understanding and transparency with its key service providers. Our aim is to achieve win-win-win, which means better customer service, lower costs and sustainable profits for all. To make this happen, we are looking to set clear expectations and encourage new ideas and innovation.

40,000

WATER BOTTLES were given away to customers to celebrate the fact that Yorkshire's tap water is the best it has ever been.

"A safe, reliable supply of water is essential to everyday life. We're proud of our product and the role we play in protecting and promoting public health."

MARK JONES, Water Quality Manager

How we're performing: Yorkshire Water

Yorkshire Water has had an excellent year, once again out-performing many of its regulatory targets. We are now firmly focused on getting ahead of the challenges of the next five years.

Regulated turnover increased by 5.9% to £640.1m (2004: £604.4m) as a result of the second year of price increases allowed in the interim price determination which took place in April 2003.

Operating profit (before exceptionals) increased by 12.7% to £284.6m (2004: £252.5m). This performance reflects continuous improvement from the business which has delivered £120m of operating cost out-performance for the 2000-05 period. Exceptional items of £5.8m relate to business reorganisation costs required to deliver further measured initiatives on cost reduction.

Regulated capital investment for the year was £349.2m (2004: £302.3m). The investment continues to be directed at the upgrading of the region's clean and waste water infrastructure. Over AMP3 Yorkshire Water delivered 13% capital cost out-performance.

In January 2005, Ofwat announced that Yorkshire Water had become the first water and sewerage company ever to achieve 'A' ratings in each of the four available categories for relative efficiency, namely operating and capital cost efficiency in both water and waste water.

Ofwat's Unit Costs and Efficiency Report 2003/04 compared all 22 water and sewerage companies on the basis of how efficiently they ran their business



99.89%

OF OVERALL PERFORMANCE INDICATOR tests taken during the previous year reached the required standards.

£349.2m

OF CAPITAL INVESTMENT was invested last year in upgrading the region's infrastructure.



DUE TO THE RECENT INTRODUCTION of new technology, ways of working and extended operating hours, overall customer satisfaction levels have risen to more than 90%. Our aim is to provide a good customer experience at every point of contact with customers, be it on the doorstep or on the telephone.

and how efficiently they spent money on the maintenance of pipes, sewers and treatment works. The report acknowledged Yorkshire Water's industry leading performance which the regulator said had been taken into consideration during the recent price review, ensuring increases in customers' bills could be kept to a minimum.

The outcome of Ofwat's recent price review was announced in December 2004 and has been accepted by the company.

The Final Determination was very similar to Yorkshire Water's business plan submission, with customers' bills set to rise by an average of 3.9% per year above inflation over the period 2005-2010. This will result in average household bills rising by £45 to £288 (excluding inflation) over the next five years.

The increases will help finance a £1.6 billion (at 2005/06 prices) programme of investment to further improve drinking water and river water quality and to significantly reduce the number of incidents of sewer flooding.

CUSTOMER SERVICE

Yorkshire Water was named Utility Company of the Year at the Utility Industry Achievement Awards 2004, against competition from some of the biggest names in the water, gas, electricity and telecommunications industries.

The company continued to improve its overall levels of operational and customer service during 2004 and recorded its highest ever points score in Ofwat's Overall Performance Assessment. We were ranked fourth in the industry.

The quality of Yorkshire's tap water reached an all-time high, with 99.89% of the Overall Performance Indicator tests taken during the previous year reaching the required standards.

Throughout the year the company continued its ongoing programme of work to upgrade the region's 31,217kms of underground water mains, with major renewal schemes underway in towns and cities including Bradford, Scarborough, Huddersfield and Hull.

ENVIRONMENTAL PERFORMANCE

Progress has been made over the past 12 months to improve the condition of Sites of Special Scientific Interest (SSSIs) on Yorkshire Water land. 23% are now in favourable condition compared to 10% in 2003.

In September 2004, Yorkshire Water and the Ramblers' Association staged a joint celebration to mark the official introduction of new access rights for walkers in the South Pennines.

Under the terms of the Countryside and Rights of Way Act 2000, walkers were given the right to roam across large areas of moorland, heath and down in the area for the first time.

Kelda once again achieved 'Premier League' status in Business in the Environment's Index of Corporate Environmental Engagement 2004.

YORKSHIRE WATER HAS ENTERED INTO A THREE YEAR PARTNERSHIP WITH THE NATIONAL ASSOCIATION OF CITIZENS ADVICE BUREAU TO IMPROVE THE QUALITY OF INFORMATION AVAILABLE TO DEBT ADVISORS ACROSS THE UK.

YORKSHIRE WATER WAS RECENTLY PRAISED BY THE GOVERNMENT FOR THE HELP IT OFFERS TO PEOPLE FACING SEVERE FINANCIAL HARDSHIP.

EVERY YEAR WE MAKE AN ANNUAL DONATION OF MORE THAN £300,000 TO THE YORKSHIRE WATER COMMUNITY TRUST, AN INDEPENDENT CHARITY SET UP IN 1995 TO HELP PEOPLE WITH DEBT PROBLEMS.

Yorkshire Water continued



SOCIAL IMPACT

Yorkshire Water was ranked 43rd in Business in the Community's 'Companies That Count' report published in March 2004, a rise of 43 places on the previous year.

The report looks at corporate social responsibility (CSR) and benchmarks companies' performance on a range of social, ethical and environmental issues. We will continue to use our participation in the index as a means of improving the way we do business and staying abreast of best practice.

In assessing the company's approach to CSR, Business in the Community recognised the success of the company's Cool Schools campaign which has seen the installation of 700 free water coolers in local primary schools across the region.

EMPLOYEES

A major review of the company's performance management process was undertaken during 2004.

A joint proposal was developed which was put to a union ballot and accepted by the overwhelming majority of employees in February 2005.

Under the terms of the five year agreement, all employees are now guaranteed an annual 'cost of living' increase, with the potential for additional payments based on company and personal performance.

In October 2004, the company also unveiled its new vision – to be clearly the best water company in the UK – and launched a series of new aspirational targets for the company to aim for over the period 2005-2010.

$54.9m

WAS INVESTED IN CAPITAL IMPROVEMENTS to Aquarion's services over the past year.

How we're performing: Aquarion

Following the conclusion of the recent US rate case, our future focus will be on driving further efficiencies and improving the rate of return on Aquarion's asset base.

2004/05 has been a challenging year for Aquarion. Turnover for 2005 from continuing operations was £92.2m (2004: £94.1m). Although higher turnover was achieved in US$ terms, utility revenues were affected by the disappointing rate case decision of the Connecticut Department of Public Utility Control in October 2004 that reduced revenues in some Connecticut divisions by an aggregate $2m per annum.

The rate case decision is consistent with the general approach of US utility regulators to decrease equity returns, as most of the pricing models are based on lower long term interest rates. Utility revenues were also affected by an unusually cool and rainy summer, which resulted in lower metered water use. Aquarion Operating Services' revenue growth reflects continued success in new contract wins.

Aquarion continued

Operating profit at £30.3m (2004: £31.6m) for the year was maintained in dollar terms. Exceptional costs of £5.4m were incurred including £3.8m of early retirement costs reflecting the management drive to improve the rate of return to the allowed 9.75%.

The business is implementing a number of best practice initiatives aimed at enabling the utility business to achieve the maximum allowable rate of return by continuing to drive capital and operational efficiencies. In the non-regulated businesses, strict cost control measures, selective bidding and maximisation of technology are intended to enable future profitability growth. Such growth is dependent upon continuing contract opportunities being available at rates of return which are considered to be appropriate.

The utility has reduced operating costs through the early retirement programme. Staffing is presently 21.5% below 2003/04 levels.

Capital spending was $54.9m for the year. Aquarion is utilising knowledge from Yorkshire Water, using elements of its capital delivery model.

Enhanced use of technology includes new water main upgrading techniques, new meters for improved water use accuracy and greater use of automation to monitor water treatment processes and reduce water testing and reservoir management expenses. Measures are also being taken to make aggressive water treatment and electricity cost savings.



300 **EMPLOYEES** from seven different private companies and local authorities have transferred to Kelda to work on the new waste water contract in Wales.

"Winning the contract to supply waste water services in South Wales was down to our people – their professionalism, experience and real teamwork."

PHIL REES, Pensions Officer, Kelda

How we're performing: UK Service Operations

By exploiting our expertise in providing high quality water and waste water services, over the past year we have made good progress in growing our non-regulated business.

During 2004/05 Kelda confirmed its position as a leading company in the UK water and waste water operations and maintenance market.

The turnover from these non-regulated businesses, including our share of associates' and joint ventures' turnover, amounted to £59.3m having increased from £30.7m in 2004. Operating profit increased significantly to £6.4m (2004: £2.0m) resulting from strong operating performance of existing businesses and the inclusion of the first full year results from the MoD Aquatrine 'A' contract.

KELDA WATER SERVICES

Following continued success in its core markets, Yorkshire Water Projects was renamed Kelda Water Services (KWS) in January 2005.

In January 2005, KWS signed a 15 year contract to provide waste water operations and maintenance services to Welsh Water, with anticipated annual turnover around £50m. The contract involves the operation of 570 waste water plants and over 13,000km of sewer network. KWS (Wales) a 100% subsidiary of KWS, began operations on 1 April 2005.

KWS is also a 45% shareholder in Brey Utilities which completed the first full year of a 25 year contract with the MoD in December 2004. Turnover for Brey for the year was £32.0m (2004: £5.0m). During the year the contract scope has

UK Service Operations continued



LOOP was named Customer Service Contact Centre of the year at the European Call Centre Awards 2004.

expanded to include additional sites and assets. Brey provides water and waste water services to approximately 1,100 sites in Wales, the Midlands and the South West. In addition, Delta Water Services, a wholly owned subsidiary of KWS, provides operational and maintenance services to over 80% of the sites as a subcontractor to Brey. Turnover for the year for Delta was £5.8m (2004: £1.5m).

KWS is a 45% shareholder in Aberdeen Environmental Services (AES) which manages four waste water treatment plants in Aberdeenshire under a 25 year contract. Grampian Waste Water Services, a wholly owned subsidiary of KWS, operates the contract for AES. Turnover for the Scottish projects for the year was £10.7m (2004: £10.4m).

All four of the Scottish plants are continuing to perform well, with revenues above expectations due to additional flows and loads received.

BUSINESS SERVICES

The company continues to develop non-regulated activities including Safe Move which contributes an annual turnover of £3.7m. Safe Move provides drainage and water information to solicitors and conveyancers.

LOOP

Loop provides customer relationship management services primarily to Yorkshire Water. Its turnover for the year was £19.3m (2004: £19.9m), comprising £16.3m (2004: £16.4m) from within the group and £3.0m (2004: £3.5m) external to the group. The renewal of the contract with Yorkshire Water for 5 years from 1 April 2005, provides the basis for Loop's underlying revenue for that period.

KEYLAND

Turnover (including share of associates and joint ventures) was ahead of last year at £14.6m (2004: £11.2m) with operating profit at £5.0m (2004: £5.2m). This reflects the continued high demand for prime development land. Net assets of KeyLand were £36.8m at the end of March 2005 (2004: £34.4m).

The primary source of revenue continues to be through the disposal or development of brownfield sites for housing. The second half saw income relating to a significant housing development site at Headingley, Leeds. A number of smaller, high margin, properties supplemented this sale. Planning delays continue to affect the timing of sales.

In addition to its primary activities, KeyLand has participated in selected joint venture developments. These contributed turnover of £4.6m (2004: £2.8m) and operating profit of £0.9m (2004: £1.0m) to the results.

Financial review

PROFIT BEFORE INTEREST AND EXCEPTIONAL ITEMS

Group turnover, excluding associates' and joint ventures' turnover, increased by 5.2% to £763.0m (2004: £725.5m) for the full year, following a 4.5% increase at the half year. Turnover has increased following the 6% tariff increase at Yorkshire Water, with the negative impact on translation of the Aquarion figures being offset by growth in non-regulated turnover in the UK.

Yorkshire Water accounts for 88% of group profit before interest and exceptional items of £321.9m (2004: £294.7m), with its dominant contribution of £284.6m (2004: £252.5m) facilitated by the interim price determination and keen cost control, whilst providing funds to finance the ongoing capital expenditure programme. In dollar terms Aquarion maintained its profitability.

UK Service Operations has grown its profitability to £6.4m (2004: £2.0m) which includes strong operating performance from existing business and the first full year results for the MoD Aquatrine 'A' contract, and in 2005/06 will report for the first time the results of the Welsh Water waste water contract that commenced in April 2005.

GROUP PROFIT BEFORE TAXATION

Group profit before taxation of £212.0m (2004: £206.2m) is arrived at after an exceptional charge of £11.7m (2004: £14.6m exceptional profit). £5.8m of this charge relates to exceptional costs arising from the on-going measured initiatives to restructure the Yorkshire Water business and £5.4m to Aquarion as that business seeks to reduce its operating cost base and improve returns.

The total net interest expense of £98.2m (2004: £103.1m) is reduced from the previous year by £4.9m, and benefits from not having a comparable figure for Waste Recycling Group (WRG) interest cost of £4.4m consolidated last year. Group interest cover is 3.3 times (2004: 2.9 times), before exceptional items, and 5.0 times (2004: 4.6 times) on an EBITDA basis.

TAXATION

The group tax charge of £37.8m (2004: £25.5m) includes £6.8m (2004: £11.2m) of favourable prior year adjustments in respect of the current tax charge, and £3.2m unfavourable (2004: £2.3m favourable) in respect of the deferred tax charge. The underlying effective tax rate of 20%, including exceptional items, arises as a result of tax allowances exceeding depreciation and the discounting of the deferred tax liability as permitted under UK GAAP, analysed 14% in respect of the current tax charge and 6% in respect of deferred tax.

EARNINGS PER SHARE AND DIVIDENDS

Earnings per share, adjusted to exclude exceptional items and deferred tax increased by 15.2% to 53.2p (2004: 46.2p) through the improved performance by Yorkshire Water. Basic earnings per share are 47.0p (2004: 47.1p).

An interim dividend of 8.34p (2004: 8.1p) was paid on 25 February 2005. The board is recommending the payment of a final dividend of 20.66p (2004: 18.73p) to make a total dividend for the year of 29.0p (2004: 26.83p). The increase in the dividend of 8.1%, is a benefit to shareholders for management out-performance by Yorkshire Water during the AMP3 period.

In addition the board is proposing to bring forward the dividend payment dates as a permanent measure. It is anticipated that the proposed final dividend will be paid on 26 August 2005, rather than in October, and likewise the intention is to pay the interim dividend in future in early January rather than late February.

Dividend cover, excluding exceptional items and deferred tax, is 1.8 times (2004: 1.8 times).

CASH FLOW AND BALANCE SHEET

Net debt of £1,763.1m at year end (2004: £1,705.8m) increased during the year by £57.3m.

Strong cash flow from Yorkshire Water enabled the group cash inflow from operating activities to reach £489.7m (2004: £481.1m). Interest payments amounted to £90.6m (2004: £97.1m) and capital investment £355.7m (2004: £335.5m). Dividend payments of £100.3m (2004: £101.2m) are funded by the Yorkshire Water regulated business.

This performance enabled the ratios calculated using funds from operations, net of taxation, to reach 5.0 times (2004: 4.4 times) when compared with interest, and 27% of net debt (2004: 25%).

Year end balance sheet gearing is 50% (2004: 50%) and the Yorkshire Water net debt to Regulatory Asset Value (RAV) is 39.4% (2004: 40%).


838.1m
822.6m
806.2m
2003
2004
2005

TURNOVER group and share of associates and joint ventures (£806.2m)


277.1m
292.2m
310.2m
2003
2004

OPERATING PROFIT group and share of associates and joint ventures (£310.2m)


175.2m
191.6m
223.7m
2003
2004

GROUP PROFIT before taxation and exceptional items (£223.7m)


164.3m
206.2m
212.0m
2003
2004

GROUP PROFIT before taxation (£212.0m)


42.4p
46.2p
53.2p
2003
2004

ADJUSTED EARNINGS PER SHARE (excluding deferred tax) (53.2p)


26.05p
26.83p
29.00p
2003
2004

DIVIDEND per share (29.00p)

A limited share buyback programme of approximately 5% of equity is planned over the next two years, as discussed in the Chairman's Statement.

ACCOUNTING POLICIES

The group accounts have been prepared in accordance with the accounting policies described in note 1 to the accounts, in accordance with UK GAAP.

International Financial Reporting Standards (IFRS) will supersede UK GAAP for the year ending 31 March 2006 for the first time in the preparation of the group accounts, including interim results. Comparative figures will be required for the prior year commencing 1 April 2004.

A reconciliation between shareholders' funds under UK GAAP and as restated under IFRS at 31 March 2004, the effective start date in the transition to IFRS, is provided as an appendix to the annual report. The accompanying notes explain the basis of the adjustments made.

TREASURY POLICY

The group's treasury operations are controlled centrally in accordance with approved board policies, guidelines and procedures. Treasury strategy is designed to manage the group's exposure to fluctuations in interest and currency exchange rates, preclude speculation and to source and structure the group's borrowing requirements. Note 19 to the accounts shows details of the financial instruments held by the group for these purposes.

The group uses a combination of fixed capital, retained profits, long term loans, finance leases, and bank facilities to finance its operations. Any funding required is raised by the group treasury department in the name of the appropriate company and supported by guarantees as necessary. Funds raised by the holding company may be lent to operating subsidiaries at commercial rates of interest. Cash surplus to operating requirements is invested in short term instruments with institutions having a long term rating of at least A- or A3 and a short term rating of at least A1 or P1 issued by Standard and Poor's and Moody's respectively.

PENSIONS

The disclosed FRS 17 deficit in the main UK defined benefit scheme at 31 March 2005 is £54.9m after deferred tax (2004: £60.7m). The group's pension liabilities are funded on a long term basis based on periodic actuarial reviews and not the FRS 17 figures that can produce volatile results over short time periods. The outcome of the triennial valuation at 31 March 2004 has been to increase employer contributions from 1 April 2005.

SHAREHOLDER VALUE

The company's mid market share price at 31 March 2005 was 598.0p (2004: 450.75p). The yield on the company's shares at that date, based on the recommended final dividend, was 4.85% (2004: 5.94%).

GOING CONCERN

After making enquiries, the directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

MARTIN TOWERS
Group Finance Director
Kelda Group plc

Looking forward

YORKSHIRE WATER

In the UK, the recent conclusion of the industry price review has removed a degree of regulatory uncertainty in the water industry with a clear identification of the investment needed to support environmental improvements for the period 2005-2010.

Further significant investment may be required, however, post 2010 as part of the implementation of the Water Framework Directive, the most substantial piece of EC water legislation to date. It requires all inland and coastal waters to reach "good status" by 2015. It will do this by establishing a river basin district structure within which demanding environmental objectives will be set, including ecological targets for surface waters.

It is too early to say what the impact will be for Yorkshire Water or for customers' bills post 2010, though it is expected that this would be significant if the Humber estuary is designated as part of the directive.

Rising energy costs are also a significant factor which affect operational costs and bills, with Yorkshire Water's energy bill expected to rise over the next five years. The company has entered into a new contract which allows it to purchase energy at the best prevailing prices. The company is also actively pursuing energy efficiency and exploring new renewable energy sources including wind turbines at treatment works.

In the social sphere, the new powers of Strategic Health Authorities (SHAs) to consult populations on the implementation of fluoridation schemes following the Water Act 2003 is likely to create public debate if pursued.

The Water Act also brings into play a number of changes in the regulatory sphere, with the reconstitution of Ofwat, a new Director General and the formation of UK Water Councils to replace the existing WaterVoice consumer groups.

UK SERVICE OPERATIONS

Kelda Water Services will continue to focus on developing long term, low risk, secure income streams with potential for increased activity in the future.

KWS has recently been shortlisted for a water PFI in Northern Ireland as a 45% shareholder in Dalriada Water. Three other consortiums have also been shortlisted.

KEYLAND

KeyLand will continue to concentrate primarily upon the development of the Kelda landbank, which is the main resource available to it, and in particular the surplus property assets of Yorkshire Water.

AQUARION

The Connecticut rate case determination also ends a period of regulatory uncertainty for Aquarion, allowing the company the opportunity to drive efficiencies and improve the rate of return on its asset base, leveraging off Yorkshire Water's expertise in the process.

The regulatory regime is complex in the US, as it involves a number of different regional regulatory and political bodies.

As Aquarion is an all-metered water business, the company's turnover is significantly influenced by summer rainfall, with large quantities of water used to sprinkle dry lawns in its Connecticut suburbs. Too little rain and drought orders are applied. Too much and water consumption falls.

The short term outlook in the US also continues to be characterised by an unfavourable dollar-sterling exchange rate which has resulted in a flat profit/turnover profile in recent years.

How we go about our business

Kelda Group plc was ranked 43rd in this year's 'Top 100 Companies That Count' report produced by the independent charity, Business in the Community (BitC).

This was a rise of 43 places on the previous year and clearly underlines our commitment to corporate and social responsibility and our desire to make continuous improvements to the way we conduct our business.

Over the past 12 months we have remained true to our belief that the interests of our customers, the environment and society in general are best served through the efficient and effective operation of our business.

BitC's 'Corporate Responsibility Index' is a robust and comprehensive measure of a company's total impact on society and we continue to use it as a tool to audit all aspects of our operations to ensure we remain at the forefront of best practice.

Without doubt our participation in the index over the past two years played a major part in our principal subsidiary, Yorkshire Water, being named Utility Company of the Year at the 2004 'Utility Industry Achievement Awards'.

In particular the judges paid tribute to the quality of service we provide and the wider contribution we make to the communities in which we operate.

Loop was named as 'Customer Service Contact Centre of the Year' at the European Call Centre Awards 2004 and has now featured in the Sunday Times '100 Best Companies To Work For In The UK' for three consecutive years.

Whilst we are pleased with the progress we have made so far and the third party recognition we are now achieving for our efforts, we recognise that there is room for even further improvement in the future.

For further details, see our full report on-line at

WWW.KELDAGROUP.COM/KEL/CSR

"It's little surprise that Business in the Community is congratulating Kelda only months after Yorkshire Water was named Utility Company of the Year, an award that recognises a truly responsible approach to customers, employees, suppliers and stakeholders."

PAM LEE Yorkshire and the Humber Regional Director, Business in the Community

Benchmarking our performance

We regularly benchmark our performance on social, environmental and ethical issues by participating in external indices that provide our stakeholders with an independent assessment of our performance.

BUSINESS IN THE COMMUNITY'S CORPORATE RESPONSIBILITY INDEX

Established in 2002, the Corporate Responsibility Index is a business management tool developed to support companies in improving their impact on society and the environment. It enables companies to assess the extent to which their strategy is translated into responsible practice throughout the organisation in managing four key areas – Community, Environment, Marketplace and Workplace. Companies use the index as a tool to manage, measure and report their performance in these key areas.

BUSINESS IN THE ENVIRONMENT'S INDEX OF CORPORATE ENVIRONMENTAL ENGAGEMENT

Now in its 9th year, the BiE Index remains the leading indicator of corporate environmental engagement. The annual index benchmarks companies' performance against their peers on the basis of their environmental management and performance in key impact areas.

The index aims to drive continuous improvement, assist companies in their gap analysis, help determine progress and raise awareness of the environment as a strategic, competitive issue at boardroom level.

For the past three years Kelda has qualified for 'Premier League' status – an accolade only awarded to companies that score above 95%.

Additional information about our environmental performance is available on pages 22 and 23 or by visiting our website at www.keldagroup.com

FTSE4GOOD INDICES

The FTSE4Good indices are designed to measure the performance of companies that meet globally recognised corporate responsibility standards and to facilitate investment in those companies. Kelda has been included in selected indices since their inception by the FTSE Group in 2001.

Environment

We recognise that sustainable operations are key to the long term viability of our business and we remain committed to conserving and enhancing our environment. We strive each year to achieve 100% compliance with our legislative obligations and to lead the field in environmental management.



YORKSHIRE WATER HAS CONTINUED TO WORK CLOSELY WITH THE CARBON TRUST TO DELIVER ENERGY EFFICIENCIES. AS PART OF THIS, WE HAVE COMPLETED AN ASSESSMENT OF OUR CARBON FOOTPRINT AND EVALUATED OPPORTUNITIES FOR CARBON ABATEMENT.

INCREASING RENEWABLE GENERATION WAS IDENTIFIED AS AN OPPORTUNITY AND WE HAVE SUCCESSFULLY INCREASED THE OUTPUT OF OUR 9 EXISTING COMBINED HEAT AND POWER (CHP) SITES BY 75% IN THE PAST 12 MONTHS.

OVER THE NEXT FIVE YEARS WE WILL CONTINUE TO IMPROVE PERFORMANCE ON EXISTING SITES AND ARE PLANNING TO INCREASE OUR RENEWABLE ELECTRICITY GENERATION CAPACITY BY INSTALLING CHPs ON A FURTHER 3 SITES. WE ARE ALSO INVESTIGATING OPPORTUNITIES TO INSTALL WIND TURBINES AND HYDRO TURBINES ON SOME OF OUR OPERATIONAL SITES.



IN MARCH 2005, ENVIRONMENT MINISTER ELLIOT MORLEY MP OFFICIALLY OPENED YORKSHIRE WATER'S NEW £16 MILLION WASTE WATER TREATMENT WORKS AT HORNSEA.

THE WORKS BOAST THE LATEST IN ULTRAVIOLET DISINFECTION – THE ULTIMATE IN TERMS OF SEWAGE TREATMENT TECHNOLOGY – AND GOES FAR BEYOND STANDARDS REQUIRED BY EU AND UK LEGISLATION.

THE WORKS CAN TREAT 1,020 GALLONS OF WASTE WATER EVERY MINUTE AND WAS BUILT AS PART OF THE COMPANY'S COASTCARE PROGRAMME WHICH HAS SEEN A DRAMATIC IMPROVEMENT IN THE QUALITY OF BATHING WATERS ALONG YORKSHIRE'S EAST COAST.

AS WELL AS HORNSEA, NEW WORKS HAVE ALSO BEEN BUILT AT SCARBOROUGH, FILEY, BRIDLINGTON AND WHITBY.

AS A RESULT OF YORKSHIRE WATER'S INVESTMENT, THE REGION NOW FLIES FIVE EUROPEAN BLUE FLAGS.

A SIXTH WORKS, AT WITHERNSEA, IS DUE TO BE COMPLETED IN 2005.

95% **OF YORKSHIRE WATER** employees underwent formal environmental awareness training during 2004.

ISO14001 **YORKSHIRE WATER** achieved certification to the international environmental standard ISO14001 on a company-wide scale in April 2004.

PROGRESS WITH SITES OF SPECIAL SCIENTIFIC INTEREST

Through our partnership with English Nature, we have successfully returned an additional 13% of Sites of Special Scientific Interest (SSSIs) on Yorkshire Water land to favourable condition. This increases the proportion of SSSIs owned by Yorkshire Water and in favourable condition to 23%. A second phase of work has begun, in collaboration with English Nature, to tackle further issues which are preventing our SSSIs from returning to favourable condition and help us meet our target of returning an additional 10% of SSSIs to favourable condition this year.

MANAGING OUR WOODLANDS

Yorkshire Water recently achieved accreditation from the Forestry Stewardship Council for the 1,700+ hectares of woodland owned by the company. Accreditation to this world standard demonstrates Yorkshire Water's commitments to meet strict environmental, social and economic standards in its woodland management programme.

Our woodlands have been assessed against the UK Woodland Assurance Scheme, which is recognised by the Forestry Stewardship Council as the FSC(UK) standard, and we are a member of the Independent Forestry Group Certification Scheme. Yorkshire Water wood products can now display the world recognised symbol of timber sustainability.

CREATING A BIODIVERSITY ACTION PLAN

We are committed to conserving and enhancing biodiversity on our land and recognise we play a vital role in maintaining and improving the region's environment, particularly with respect to our uplands, wetlands and surface waters, our streams, rivers, estuarial and coastal waters.

Our Environmental Advisory Panel, made up of around 20 key environmental stakeholders has identified this as an important environmental issue, and we have been working with them to look at how we can further develop our work in this area.

As a result of this, we have implemented a company biodiversity strategy and are currently working with Scott Wilson Consultants and Leeds University to develop an integrated Biodiversity Action Plan, which will enable us to effectively prioritise our activities in this area.

RECOGNISING OUR ENVIRONMENTAL PERFORMANCE

Kelda achieved "Premier League" status in Business in the Community's National Environment Index, with a score of over 95%, for the third consecutive year, an accolade achieved by only 19 other companies in the UK this year. Celebrating its tenth anniversary, the environment index is widely recognised as the UK's leading benchmark of environmental management and performance.

Yorkshire Water was named National Green Champion at the Green Apple Environment Awards 2004. We were awarded the top award in the Water Industry category in recognition of our work to promote sustainability throughout our operations, in particular water resources and urban pollution management.

The Green Apple Environment Awards, run by The Green Organisation, are in their tenth year and are well established as one of the major environmental achievement schemes in the UK, looking to reward and promote environmental best practice.

IMPROVING THE AQUATIC ENVIRONMENT

Over the past 5 years, Yorkshire Water has embarked on the most ambitious regional programme of improvements to waste water discharges that has ever been seen by the industry. During this time, over 750 combined sewer overflows and a further 400 emergency overflows have been improved to reduce the impact of these on the environment. Ground breaking investigations coupled with innovative engineering often in restricted urban locations, have meant that Yorkshire Water has been able to deliver these required environmental improvements.

WHAT'S NEXT?

- INCREASE RENEWABLE ENERGY GENERATION FROM COMBINED HEAT AND POWER BY 40%;
- RETURN A FURTHER 10% OF SSSIs TO FAVOURABLE STATUS;
- COMPLETE STAGE ONE OF OUR BIODIVERSITY ACTION PLAN BY DECEMBER 2005.

Our role in society

Kelda's core focus of providing high quality drinking water and waste water management carries with it significant economic, environmental and social responsibilities. We take our wider responsibilities seriously and, wherever practicable, work hard to enhance people's quality of life in the communities that we serve.

EMPLOYEE VOLUNTEERING

Kelda believes there are significant business benefits to be had from encouraging employees to get involved in community based volunteering.

Employee volunteering offers numerous opportunities to develop employees' skills, as well as strengthening the bonds we have with local communities.

During 2004 we formally linked our extensive volunteering programme to our vision, learning and development programme, putting us at the frontier of thinking in this area.

We provide a comprehensive range of programmes, with more than 500 of the group's employees now actively involved in volunteering activities on a regular basis.

Yorkshire Water and Loop won several awards in 2004, including:

- Cares Team of the Year – the company's 100+ Right To Read volunteers were named 'Cares Team of the Year' for Yorkshire and Humberside. Cares is a national initiative run by Business in the Community aimed at promoting the business benefits of volunteering. The Right To Read initiative is designed to raise literacy standards among 7 to 11 year-olds and involves employees helping children to read for an hour each week.
- Cares Volunteer of the Year – Long-serving Yorkshire Water employee Julie Cullen was named the region's most dedicated volunteer.
- Big Difference Award – The company's Right To Read volunteers picked up a second award from the publishers of The Big Issue.

In the US, Joe Welsh, Aquarion's Senior Operator of Supply Operations, was recognised by the company for his exceptional community service. Joe's award was for outstanding dedication to the Shelton Land Conservation Trust and the Boy Scouts of America.

EDUCATION

In 2004, more than 8,800 schoolchildren and teachers visited Yorkshire Water's three education centres to learn about the water cycle and how we collect, treat and supply it to the region's 1.7 million homes and 140,000 businesses.

In 2004, extensive refurbishment work was also carried out at our flagship education centre in Leeds to ensure compliance with the Disability Discrimination Act.

RECREATION

In the summer of 2004 we conducted our biggest 'exit poll' to date at reservoir sites in the region to establish what the public thought of the overall 'Yorkshire Water visitor experience' and how we can improve the management of and facilities at our sites.

In September 2004 we also staged a joint celebratory event with the Ramblers' Association to commemorate the introduction of the new, statutory right to roam on large areas of our land in the Peak District and South Pennines.

Aquarion also continued to demonstrate its commitment to provide greater public access by opening the Saugatuck Universal Access Trail in Connecticut.

Representatives from Aquarion, the Connecticut Department of Environmental Protection and The Nature Conservancy gathered to commemorate the opening of the trail which also provides safe access for the physically disabled and visually impaired.

8,800

SCHOOL CHILDREN and teachers visited Yorkshire Water's three education centres.

WHAT'S NEXT?

- IMPROVE ON KELDA'S CURRENT RANKING OF 43RD IN BUSINESS IN THE COMMUNITY'S CORPORATE RESPONSIBILITY INDEX;
- BROADEN YORKSHIRE WATER'S EMPLOYEE VOLUNTEERING PROGRAMME TO ENSURE THE BENEFITS ARE SHARED AMONGST COMMUNITIES ACROSS THE COUNTY;
- BUILD CLOSER RELATIONSHIPS WITH THE LARGE NUMBER OF CLUBS AND ORGANISATIONS THAT USE KELDA'S LAND AND RESERVOIRS FOR RECREATIONAL PURPOSES;
- INCREASE THE NUMBER OF WATER COOLERS INSTALLED IN LOCAL PRIMARY SCHOOLS AS PART OF THE COOL SCHOOLS CAMPAIGN TO MORE THAN 850.



EQUESTRIANS, WALKERS AND CYCLISTS have all benefited from the creation of a new circular route created by Yorkshire Water round Langsett reservoir and woods in South Yorkshire.

The circular equestrian route is the first of its kind in the county and was created in partnership with Barnsley Metropolitan Borough Council, the Peak District National Park, the Forestry Commission and the South Yorkshire Forest Partnership.



COMIC RELIEF Loop once again supported the Comic Relief fund-raising effort by fielding telephone calls from people wishing to pledge donations.

Employees were joined by their colleagues from Yorkshire Water for an evening of fun-filled fund-raising, when they donned red noses and fancy dress.

Several of Kelda's senior management, including Chief Executive Kevin Whiteman, also took turns fielding calls from generous members of the public.

COOL SCHOOLS YORKSHIRE WATER'S 'COOL SCHOOLS' CAMPAIGN CONTINUES TO GO FROM STRENGTH TO STRENGTH, WITH MORE THAN 700 FREE WATER COOLERS NOW INSTALLED IN MORE THAN 400 LOCAL PRIMARY SCHOOLS.

THE INITIATIVE WAS LAUNCHED IN 2002 IN RESPONSE TO CONCERNS FROM LOCAL HEALTH EXPERTS ABOUT THE LACK OF AVAILABILITY OF DRINKING WATER IN SCHOOLS AND THE DAMAGING EFFECT DEHYDRATION WAS HAVING ON CHILDREN'S MENTAL AND PHYSICAL PERFORMANCE.

RESEARCH HAS SHOWN THAT AS WELL AS CONTRIBUTING TO LONG TERM HEALTH PROBLEMS, DEHYDRATION CAN LEAD TO TIREDNESS, IRRITABILITY, HEADACHES AND POOR CONCENTRATION.

DURING 2004, THE HEALTH MINISTER, ROSIE WINTERTON MP, SPONSORED A RECEPTION AT THE HOUSE OF COMMONS WHERE YORKSHIRE WATER SHOWCASED THE INITIATIVE AND THE BENEFITS IT CAN DELIVER.

IN SEPTEMBER 2004, WE WERE DELIGHTED WHEN OUR CAMPAIGN WAS NAMED IN THE GOVERNMENT'S HEALTHY LIVING BLUEPRINT FOR SCHOOLS AS AN EXCELLENT OPPORTUNITY FOR SCHOOLS TO IMPROVE THE WELLBEING OF THEIR PUPILS.

Our people

We are committed to making Kelda a great place to work. We are working hard to create a positive climate where people feel proud to work for the business, where they can maximise their potential and, in return, get the recognition and reward they deserve. Every employee has a role to play in making this happen.

PROMOTING DIVERSITY IN THE WORKPLACE

In 2004, Yorkshire Water was named 'Best Private Sector Newcomer' in Race For Opportunity's national benchmarking index.

Over 180 private and public sector organisations currently work with Race For Opportunity to realise their objectives on race, usually as part of their diversity programme.

The campaign works in partnerships with these organisations to help them reap the business benefits of implementing an effective race and diversity action plan.

BEST NEWCOMERS: PRIVATE SECTOR

1. Yorkshire Water
2. Severn Trent Water
3. British Gas
4. Enterprise Rent A Car
5. Alliance & Leicester

The company achieved above average scores in the key areas of recruitment and training, marketing, community involvement and working with ethnic minority businesses.

Yorkshire Water was also presented with the 'English National Age Positive Award 2004' by the Department of Work and Pensions for its approach to tackling discrimination in the workplace through more open recruitment policies.

BUILDING A GREAT PLACE TO WORK

In 2004, Loop was named as one of the best places to work in the UK for the third year running.

The company was ranked 80th in the Sunday Times '100 Best Companies To Work For in the UK' report.

The judges had particular praise for the company's maternity package and the flexibility it offered working parents. For example the company gives mothers 18 weeks on full pay, well above statutory levels. Parents can also work solely in school term time.

Some 205 of the 556 employees are part-time, female workers, with 77% saying they were happy with their balance between work and home life – the second highest score in the top 100 companies.

DEVELOPING LEADERSHIP CAPABILITY

In 2004 Yorkshire Water ran a successful leadership development programme – Good To Great – for 74 frontline managers and a second programme for a further 114 managers is now underway.

Forty senior managers were involved, acting as coaches for those taking part.

A cross-business Leadership Development Group has now been established with the aim of 'developing leaders who inspire people to deliver excellent business performance'.

The four key topics that are being addressed are understanding clear leadership, leading teams, leading change and personal impact.

During the year more than 50 managers from Loop also completed a two year training programme designed to develop their personal management skills.

The in-house management development programme was established in partnership with the Chartered Institute of Management and focused on vital issues such as leadership styles, communication, coaching and recruitment.

82%

IN A RECENT SURVEY, 82% of Yorkshire Water employees said they were proud to work for the company.



NEWLANDS BUSINESS CLUB

KELDA BELIEVES PASSIONATELY IN EMPLOYEE VOLUNTEERING AND USES IT AS A MEANS OF DEVELOPING ITS PEOPLE AND BUILDING STRONG BONDS BETWEEN THE COMPANY AND LOCAL COMMUNITIES.

AN EXCELLENT EXAMPLE OF THIS IS YORKSHIRE WATER'S SUPPORT FOR THE NEWLANDS COMMUNITY BUSINESS CLUB IN BRADFORD. THE CLUB WAS SET UP IN JULY 2004 WITH A VIEW TO DEVELOPING SOCIAL ENTERPRISES THAT WOULD BE SELF SUFFICIENT AND ABLE TO SUPPORT THEMSELVES BEYOND AN INITIAL PHASE OF GRANT-FUNDING.

YORKSHIRE WATER, WHICH WAS LOOKING FOR INNOVATIVE WAYS TO DEVELOP SENIOR MANAGERS AND ENGAGE THEM ON DIVERSITY, ARRANGED FOR 14 EMPLOYEES TO MENTOR A RANGE OF COMMUNITY GROUPS, INCLUDING A COMMUNITY TRANSPORT ORGANISATION, COMMUNITY CENTRE MANAGEMENT COMMITTEE, A RESIDENTS' ASSOCIATION AND A CENTRE THAT PROVIDED DAY CARE FACILITIES AND ACTIVITIES FOR 40 DISABLED ADULTS AND CHILDREN.

A SERIES OF WORKSHOPS WERE RUN BY YORKSHIRE WATER TO HELP THE COMMUNITY GROUPS WITH ISSUES SUCH AS MARKETING, FINANCE, BUSINESS PLANNING, GRANT FUNDING AND JARGON BUSTING.

TO DATE YORKSHIRE WATER HAS PROVIDED THE EQUIVALENT OF MORE THAN £60,000 OF SUPPORT IN-KIND.

THE SCHEME HAS BEEN A HUGE SUCCESS, WITH BRADFORD VISION AND NEWLANDS LOCAL ENTERPRISE LTD NOW LOOKING TO SECURE EUROPEAN FUNDING TO REPLICATE THE SCHEME IN OTHER AREAS.



REWARD AND RECOGNITION

IN 2004, YORKSHIRE WATER AND THE UNIONS UNDERTOOK A JOINT REVIEW OF THE LINK BETWEEN EMPLOYEES' PAY AND PERFORMANCE. THE AIM OF THE REVIEW, WHICH INVOLVED UNISON AND THE GMB, WAS TO CREATE A NEW APPROACH TO MANAGING AND REWARDING PERFORMANCE THAT WAS MORE MOTIVATIONAL AND MORE TRUSTED.

A JOINT REVIEW GROUP WAS ESTABLISHED IN JUNE 2004 WHICH WAS CHARGED WITH THE TASK OF SCOPING THE REVIEW, AGREEING KEY PRINCIPLES, EXPLORING FUTURE OPTIONS AND REACHING AN AGREEMENT ON A WAY FORWARD.

AS A RESULT OF THE REVIEW GROUP'S DISCUSSIONS, A JOINT PROPOSAL WAS DEVELOPED WHICH WAS PUT TO A BALLOT AND ACCEPTED BY 80% OF EMPLOYEES.

THE KEY FEATURES OF THE NEW APPROACH WERE:

- A GUARANTEED ANNUAL 'COST OF LIVING' INCREASE FOR EVERY EMPLOYEE FOR THE NEXT FIVE YEARS.
- THE INTRODUCTION OF QUARTERLY PERFORMANCE-RELATED BONUS PAYMENTS.
- A SIMPLIFIED, MORE FREQUENT PERFORMANCE REVIEW PROCESS.

IN FEBRUARY 2005 INTENSIVE TRAINING WAS PROVIDED FOR ALL MANAGERS AND EMPLOYEES, WITH THE NEW PERFORMANCE MANAGEMENT PROCESS SUCCESSFULLY INTRODUCED ON 1 APRIL.

THE NEW SCHEME HAS NOW BEEN IMPLEMENTED ACROSS YORKSHIRE WATER, KELDA AND KELDA WATER SERVICES (EXCLUDING KELDA WATER SERVICES' OPERATIONS IN WALES).

WHAT'S NEXT?

- MONITOR THE IMPLEMENTATION AND SUCCESS OF THE COMPANY'S NEW PERFORMANCE MANAGEMENT PROCESS;
- COMPLETE THE SUCCESSFUL IMPLEMENTATION OF YORKSHIRE WATER'S ONGOING CHANGE PROGRAMME INITIATIVES, CLEARWATER AND GREAT ASSETS & PEOPLE (GAP), DESIGNED TO IMPROVE THE STANDARDS OF SERVICE WE PROVIDE OUR CUSTOMERS;
- CONDUCT A REVIEW OF OUR RECRUITMENT PRACTICES AND GENERAL POLICY TO ENSURE COMPLIANCE WITH FORTHCOMING AGE DISCRIMINATION LEGISLATION;
- DELIVER THE LEADING PERFORMANCE DEVELOPMENT PROGRAMME TO FRONT-LINE MANAGERS;
- REVIEW OUR APPROACH TO EMPLOYEE COMMUNICATIONS, TAKING INTO CONSIDERATION THE USE OF NEW AND EMERGING TECHNOLOGIES.

Our customers

Our domestic and business customers continue to benefit from industry leading levels of operational and customer service. Our aspiration is to exceed customers' expectations at every point of contact. We want to provide a customer experience second to none.

EXCEEDING EXPECTATIONS

In 2004, Yorkshire Water successfully retained its prestigious Charter Mark for excellence in customer service.

The company also recorded its highest ever score in Ofwat's Overall Performance Assessment which compares the levels of service provided by the UK's ten major water and waste water companies. We were ranked fourth overall in the industry.

The number of properties experiencing poor water pressure has been reduced from approximately 1,000 in 1989/90 to just 174.

The number of properties experiencing unplanned interruptions to their water supplies for longer than 6 hours has been cut from approximately 8,000 in 1989/90 to 3,893.

We have also reduced the number of properties flooded due to unforeseen collapses, blockages or equipment failures from 473 in 1989/90 to 274.

Loop, which provides customer service support to Yorkshire Water, has also played a significant role in improving the level and quality of customer service provided.

99.8% of all written customer complaints are now dealt with within 10 days and 99.8% of customers now receive bills based on actual, as opposed to estimated, meter readings.

As a result, Loop was named 'Customer Service Contact Centre of the Year 2004' at the National Customer Service Awards.

In the US, Aquarion was also recognised for excellence in customer service, receiving a First Place Management Innovation Award from the National Association of Water Companies. The award recognised the company's 'responsive, timely and efficient handling of customer enquiries'.

IMPROVING SATISFACTION

A number of pilot projects have recently been undertaken by Yorkshire Water which have resulted in significant increases in performance.

Customer satisfaction levels have risen by 17% since a new approach to the reactive repair and maintenance of burst or leaking underground water pipes was introduced.

Previously customers could wait up to nine weeks for the company to resolve problems such as leaks on connection pipes, whereas now we inform customers that our service partners will be in touch the next day to arrange a mutually convenient time to carry out the repair. The customer is kept informed of progress throughout.

A second pilot scheme to improve the quality of customer service provided during proactive mains improvement work has resulted in similar improvements in customer satisfaction.



YORKSHIRE WATER CONTINUES TO PROVIDE ITS 140,000 BUSINESS CUSTOMERS WITH INNOVATIVE AND INDUSTRY LEADING STANDARDS OF SERVICE.

FOR EXAMPLE WHEN LEEDS BRADFORD INTERNATIONAL AIRPORT SOUGHT THE COMPANY'S HELP TO DOUBLE ITS WATER CAPACITY TO MEET RISING PASSENGER NUMBERS, A DELICATE ENGINEERING SOLUTION WAS NEEDED TO AVOID DISRUPTION TO FLIGHTS.

YORKSHIRE WATER AND ITS SERVICE PARTNER LAING O'ROURKE SPENT A YEAR PLANNING A SCHEME TO WORK AROUND THE VAST ELECTRICITY CABLES WHICH SUPPLY THE AIRPORT'S LANDING STRIP.

THE SCHEME WAS COMPLETED IN 22 WEEKS WITH NO DISRUPTION WHATSOEVER TO COMMUTERS OR HOLIDAY-MAKERS.



YORKSHIRE WATER HAS LAUNCHED A MAJOR CUSTOMER COMMUNICATIONS CAMPAIGN TO BUILD GREATER PUBLIC AWARENESS AND UNDERSTANDING OF WHAT CUSTOMERS' CHARGES HELP PAY FOR.

DURING 2005/06 APPROXIMATELY 1.9 MILLION CUSTOMERS WILL RECEIVE A COPY OF A NEW GUIDE ALONG WITH DETAILS OF THEIR CHARGES FOR THE YEAR.

THE GUIDE INCLUDES INFORMATION ON WHAT WE ARE DOING TO IMPROVE CUSTOMERS' WATER AND WASTE WATER SERVICES, HOW WE ARE HELPING TO CLEAN UP THE REGION'S RIVERS AND BATHING WATERS, WATER-SAVING TIPS AND IDEAS AND DETAILS OF OUR AWARD-WINNING 'COOL SCHOOLS' CAMPAIGN TO TACKLE THE ISSUE OF DEHYDRATION IN SCHOOLS. THE LAUNCH WAS SUPPORTED BY A FIVE WEEK TV CAMPAIGN.

"I think that the more people know about their water, where it comes from and what goes into making it fit to drink, the more people will value it."

SIDNEY SHEARS, customer



The timescale for turning off water to carry out planned maintenance work has been reduced from 36 to 12 hours, with further reductions targeted. The pilot has now been rolled out regionally with a substantial increase in levels of customer trust and satisfaction.

In March 2005, Yorkshire Water organised a national conference to stimulate discussion about the future of customer service in the water industry.

Senior figures from other water companies, customer service organisations and industry regulators attended the event which was chaired by Pamela Taylor, Chief Executive of Water UK.

There is no doubt that Ofwat's existing measures have been extremely successful at driving up levels of customer service in the industry. We believe that now the regulator's recent price review has reached its conclusion, it is the ideal time to look at the possible introduction of more qualitative measures to address not just what level of service companies provide, but how satisfied customers are with the service they receive.

76

DUE TO OPERATIONAL IMPROVEMENTS, only 76 properties in Yorkshire went without water for more than 12 hours during 2004, compared to 683 in 2001.

WHAT'S NEXT?

- IMPROVE THE CUSTOMER EXPERIENCE THROUGH ENHANCED CUSTOMER SERVICE;
- IMPROVE THE ACCESSIBILITY OF ON-LINE CUSTOMER SERVICES ON THE YORKSHIRE WATER WEBSITE AT WWW.YORKSHIREWATER.COM
- THROUGH INNOVATIVE AND CREATIVE CUSTOMER COMMUNICATIONS, BUILD A GREATER PUBLIC AWARENESS OF OUR ROLE IN SOCIETY.

Our service partners

The performance of our service partners is critical to the success of our business. Often they are the public face of Kelda and therefore we work closely together to share our aims, objectives, best practice and success. This helps us to deliver better service, lower costs and healthy profits for all.

OUR ASPIRATIONS

In October 2004, Yorkshire Water invited senior representatives from its service partners to a conference where the company unveiled its new vision – 'to be clearly the best water company in the UK.'

To achieve this vision, the company unveiled six key areas, one of which specifically addresses the role played by the company's many service partners.

The company's aspirations are that:

- Its service partners are excellent employers and operate safely.
- Its service partners continually bring new ideas to the table and share best practice.
- Yorkshire Water sets clear expectations of the levels and quality of service provided by its service partners.
- Yorkshire Water continuously listens and talks to its partners to achieve win-win-win outcomes.
- Everyone understands that win-win-win means better service, lower cost and healthy profits for all.

COLLABORATION

A series of events were held in 2004 to cement Yorkshire Water's working relationship with our service partners.

Joint business plans are now drawn up in conjunction with our service partners and quarterly reviews are now held to regularly monitor performance.

To supplement the quarterly meetings, a range of forums have also been set up to look at specific performance issues such as customer service, health and safety and supply chain management.

To ensure the sharing of best practice and reward outstanding service performance, Yorkshire Water once again staged its annual Investment in Yorkshire Awards.

The awards recognise service and innovation excellence and acknowledge the contribution played by our partners in helping us to achieve our vision to be known as 'clearly the best water company in the UK.'

In 2004, Laing O'Rourke, which carries out water mains improvement work on behalf of Yorkshire Water, was named Best Overall Performing Service Partner.

EXCEEDING EXPECTATIONS

Yorkshire Water and its service partners recognise that sometimes the company's £1.6 billion capital investment programme can cause significant disruption to local communities.

Wherever practicable, schemes are designed in such a way as to minimise disruption to residents and commuters alike. In Totley, Sheffield, service partner Earth Tech Morrison (ETM) went to great lengths to ensure a £3 million flood prevention scheme caused as little inconvenience as possible to the people and wildlife of the area.

Examples of the measures taken were:

- Temporary portable buildings were painted green to blend in with the local woodland.
- A minibus service was put in place to take elderly residents to the supermarket.
- Taxis were provided for elderly residents who found that buses could not reach them because of diversions.
- A new short-cut was created to the local shops.
- Workmen gathered rubbish bags from homes that the council's refuse collectors could not reach with their lorry.

"High performance teamwork with our service partners is critical to the delivery of Yorkshire Water's vision to be clearly the best water company in the UK. We have a much greater chance of success if we recognise that we're one big team."

GRAHAM DIXON, Director of Waste Water, Yorkshire Water.



ONE OF YORKSHIRE WATER'S SERVICE PARTNERS, LAING O'ROURKE, WERE TREATED TO A GAME OF CROQUET AS A REWARD FOR THEIR INNOVATIVE WAYS OF WORKING.

MR GEORGE PLANT, THE OWNER OF IRTON MANOR NEAR SCARBOROUGH, FACED HAVING HIS TENNIS COURTS, ORNAMENTAL GARDEN AND PRISTINE CROQUET LAWN DUG UP AS PART OF A MAJOR SCHEME TO UPGRADE UNDERGROUND WATER PIPES IN THE AREA.

HOWEVER, ONCE LAING O'ROURKE WAS MADE AWARE OF THE IMPLICATIONS, AN ALTERNATIVE SOLUTION WAS DRAWN UP. MR PLANT WAS SO IMPRESSED WITH THE CONSIDERATION SHOWN BY LAING O'ROURKE, HE PRESENTED THE GANG WITH A MAGNUM OF CHAMPAGNE WHEN THE WORK WAS COMPLETED AND INVITED THE WORKMEN BACK TO HIS HOME TO ENJOY AN AFTERNOON OF CROQUET.



IN 2004, YORKSHIRE WATER WAS THE FIRST MAJOR WATER AND WASTE WATER COMPANY TO APPOINT SERVICE PARTNERS RESPONSIBLE FOR HELPING TO DELIVER THE COMPANY'S CAPITAL INVESTMENT PROGRAMME OVER THE NEXT FIVE YEARS.

YORKSHIRE WATER'S EXECUTIVE MANAGEMENT TEAM AND SENIOR MANAGERS MEET REGULARLY WITH DIRECTORS AND KEY CONTACTS FROM THE SERVICE PARTNER ORGANISATIONS TO AGREE THE MOST EFFECTIVE WAYS OF WORKING GOING FORWARD.

TO SYMBOLISE THE 'BIGGER TEAM' APPROACH, SPECIALLY-DESIGNED RUGBY SHIRTS WERE PRODUCED BEARING THE YORKSHIRE WATER LOGO WHICH WERE THEN SIGNED BY ALL THOSE INVOLVED.



'THE ALTERNATIVE WHITBY REGATTA' IS NOW FIRMLY ESTABLISHED AS ONE OF THE MAIN SOCIAL EVENTS OF THE YEAR FOR YORKSHIRE WATER AND ITS SERVICE PARTNERS.

THE EVENT WAS LAUNCHED FIVE YEARS AGO TO CELEBRATE A MULTI-MILLION POUND PROGRAMME OF WORK TO UPGRADE THE EAST COAST FISHING TOWN'S WASTE WATER TREATMENT FACILITIES.

OVER THE YEARS THE EVENT HAS GROWN AND GROWN, WITH A RECORD 25 TEAMS TAKING PART. YORKSHIRE WATER AND SERVICE PARTNER EMPLOYEES COMPETE IN A RACE ACROSS THE HARBOUR. IN 2004 MORE THAN 200 PEOPLE TOOK PART.

£300m

EVERY YEAR YORKSHIRE WATER'S service partners help deliver approximately £300m worth of capital schemes in the region.

WHAT'S NEXT?

- DELIVER A BESPOKE TRAINING PACKAGE FOR CUSTOMER-FACING EMPLOYEES ON HOW TO DELIVER SERVICE EXCELLENCE ON THE DOORSTEP AND EXCEED CUSTOMERS' EXPECTATIONS;
- CONTINUE TO ENCOURAGE JOINT COMMUNITY-BASED VOLUNTEERING INITIATIVES WITH OUR SERVICE PARTNERS TO FOSTER CLOSER WORKING INITIATIVES;
- REPEAT THE INCREASINGLY POPULAR 'INVESTMENT IN YORKSHIRE AWARDS' TO RECOGNISE AND REWARD THE SUCCESS OF OUR SERVICE PARTNERS;
- WORK CLOSELY WITH OUR SERVICE PARTNERS TO ENSURE THE SUCCESSFUL DELIVERY OF THE COMPANY'S EXTENSIVE CAPITAL INVESTMENT PROGRAMME.

Board of directors

John Napier (62)
MA (ECON)
Chairman **BD**

Joined the board in June 1999. Appointed Executive Chairman in April 2000, stepping down to Chairman in September 2002. Chairman of Yorkshire Water Services Limited, and Chairman of Royal & Sun Alliance Insurance Group plc. He has formerly held senior posts as Chairman of Booker plc and Group Managing Director of Hays plc, and was formerly a non executive director of Waste Recycling Group plc. He is also Chairman of Yorkshire and Humber Rural Affairs Forum and a member of the Yorkshire Forward board.

Kevin Whiteman (48)
BSC, CEng, MIME
Chief Executive **D**

Appointed to the board in September 2000 and appointed Chief Executive in September 2002. Joined Yorkshire Water Services Limited in 1997 as Business Director, Waste Water. Formerly Chief Executive and Accounting Officer of the National Rivers Authority and Regional Director of the Environment Agency. Previously held senior positions with British Coal. He is a trustee of Water Aid.

Martin Towers (52)
FCA BA
Group Finance Director

Appointed to the board in March 2003. Formerly Finance Director of Boots The Chemists, McCarthy & Stone plc, The Spring Ram Corporation plc, Allied Textiles Group plc, and Yorkshire Group plc. He is currently a non executive director of Homestyle Group plc.

Derek Roberts (62)
FCII, FCIB, CIMgt
Senior Non Executive Director **ABC**

Joined the board in September 1996. Chairman of Kelda Group Pension Trustees Limited. Formerly a non executive director of Yorkshire Water Services Limited, Chairman of Yorkshire Building Society, and a non executive director of BWD Securities plc.

















Christopher Fisher (51)
BA
Non Executive Director **A**

Joined the board in June 2003 and became a non executive director of Yorkshire Water Services Limited in October 2004. He also serves as vice chairman, corporate finance at KPMG, as a senior adviser at Montagu Private Equity and as a trustee of the Imperial War Museum. Formerly a managing director of Lazard and a non executive director of Yates Group plc.

Ken Jackson (65)
Non Executive Director **ABC**

Joined the board in October 2000. Chairman of PM Group Plc. Formerly Deputy Chairman and Chief Executive of Carbo plc and a non executive director of Nightfreight plc, Motorworld Group plc and Ring plc (Chairman).

David Salkeld (49)
BSc(Econ), DipPM
Non Executive Director **BC**

Joined the board in October 2000. Group Chief Executive of the Grampian Country Food Group. Formerly Chief Executive of Arla Foods plc and held senior posts in Grand Metropolitan plc and Northern Dairies.

Richard Schmidt (61)
BSc, MSc, PhD, MBA
Non Executive Director

Appointed to the board in September 2002. Joined Aquarion Company in 1995. Formerly President and Chief Executive Officer of Aquarion until September 2003, President and Chief Operating Officer of Mechanical Technology Inc, President and Chief Executive Officer of Gundle Environmental Systems and held senior positions in Ecodyn Corporation.

DENOTES
A – MEMBER OF THE AUDIT COMMITTEE
B – MEMBER OF THE NOMINATION COMMITTEE
C – MEMBER OF THE REMUNERATION COMMITTEE
D – MEMBER OF THE ENVIRONMENT AND COMMUNITY COMMITTEE

The directors present their report for the year to 31 March 2005.

RESULTS AND DIVIDENDS

The profit attributable to shareholders for the year was £174.2m. After dividends totalling £107.7m, £66.5m was transferred to the group's reserves.

The directors recommend a final dividend of 20.66p per share to be paid on 26 August 2005 to those shareholders on the register at the close of business on 5 August 2005. An interim dividend of 8.34p per share was paid on 25 February 2005.

The total dividend for the year will amount to 29.00p per share (2004: 26.83p).

PRINCIPAL ACTIVITIES

The directors' report should be read in conjunction with the operating and financial review, which includes information about group businesses, the financial performance during the year and likely developments.

The principal activities of the group are the supply of clean water and the treatment and disposal of waste water. Yorkshire Water Services Limited (Yorkshire Water), the group's regulated utility business in the UK, is responsible for both water and waste water services. Aquarion Company, the group's US subsidiary, includes the US regulated water supply businesses in the states of Connecticut, New York, Massachusetts and New Hampshire and the non-regulated water and waste water contract operations business. The group's other businesses are the UK non-regulated water and waste water services businesses and KeyLand Developments Limited, a company which primarily develops surplus property assets of Yorkshire Water.

ACQUISITIONS AND DISPOSALS

There were no significant acquisitions or disposals during the year.

DIRECTORS

The following directors held office throughout the year: John Napier, Chairman; Kevin Whiteman, Chief Executive; Martin Towers, Group Finance Director; Christopher Fisher, Ken Jackson, Derek Roberts, David Salkeld and Richard Schmidt, non executive directors. Each director continues to hold office at the date of this report. Derek Roberts and Ken Jackson will retire as directors following the 2005 annual general meeting. Ed Anderson and Kate Avery were appointed as non executive directors with effect from 1 June 2005. Directors appointed by the board are required to retire at the first AGM following their appointment and seek election by shareholders. Ed Anderson and Kate Avery will therefore be seeking election by shareholders at the AGM on 27 July 2005. Their election is recommended by the board.

In accordance with article 105 of the company's articles of association, John Napier and Kevin Whiteman will retire at the forthcoming annual general meeting and will offer themselves for re-election, which is recommended by the board in accordance with article 109. Details of the terms of Mr Napier's appointment as chairman, and of Mr Whiteman's service agreement appear on page 40.

Details of the terms of the directors' service agreements and letters of appointment appear in the remuneration report on page 40. Additional information relating to directors who served during the year, including remuneration and interests in the company's shares is contained on pages 39 to 43. The details of directors' interests in the company's shares form part of this report.

CORPORATE SOCIAL RESPONSIBILITY

There are group policies for the Environment, Health and Safety, Human Resources, and a Code of Ethics.

The internal control processes described on pages 37 and 38 take account of social, environmental and ethical risks. In addition, the board receives information as part of the normal reporting process to identify and assess such significant risks where they are relevant to the nature of the company's business. Further details are included in the following sections of this report and in the corporate social responsibility section of the report on pages 20 to 31.

EMPLOYEES AND EMPLOYMENT POLICIES

The group strives to create a positive working environment for all colleagues and places great emphasis on open two-way communications. It values involvement at all levels, recognising that everyone in the business is a potential source of innovation and change. Internal consultation and communication processes provide the key to this involvement, and play a large part in achieving our vision to be a great place to work.

The company promotes inclusion and freedom of association, principally through its diversity strategy and through collective bargaining arrangements with UNISON and GMB, the recognised trade unions. In those parts of the group where union representation is low, wider franchise is achieved through involving 'workforce' representatives in joint forums or 'works council' type arrangements.

The company's communications strategy is based on a 'face-to-face first' approach and all messages are delivered through 'two way' channels, including regular 'talk back' sessions with senior management. The company magazine, 'Connections' is distributed throughout the business and aims to provide business news through the eyes of the company's people. The magazine has won 17 CiB (Communicators in Business) Awards since 1998.

Regular employee satisfaction surveys are undertaken across the group, using a variety of survey tools including telephone based, on-line and paper based surveys.

A 'Total Reward' approach is taken to salary and benefits, which are designed to be competitive. The group sharesave scheme has a high level of participation at all levels in the business, and the company has recently implemented a five year 'Pay for Performance' deal, to coincide with the regulatory review period. The new pay and performance management arrangements will provide further opportunity for all colleagues to share in the success of the business.

The group's equality and diversity policy, 'Open to all', covers gender, marital status, parental status, sexual orientation, race, colour, ethnic or national origin, disability, age, religion or belief, and trade union membership. Progress in promoting diversity was recognised by Race for Opportunity, which ranked Yorkshire Water 'Best New Entrant' and 'Best in Sector' in its 2004 benchmarking report. Yorkshire Water was also awarded 'Age Positive Champion' status in 2004 by the Department of Work and Pensions, and won the 'Age Positive England' award 2004 in recognition of recruitment and development programmes across a wide age spectrum. The group's commitment to positive action towards applicants with disabilities has been recognised with successful renewal of the 'double tick' accreditation from the UK employment service.

The group provides a wide range of development opportunities, including in-house and accredited programmes to help employees develop the necessary skills, knowledge, values and experience to realise their performance potential.

HEALTH AND SAFETY

The company is committed to achieving high health and safety standards throughout its businesses. The management of health and safety issues operates in the context of the health and safety policy adopted by the board and the system of internal control.

The company has recently commenced a central review of the processes in place within subsidiary businesses to identify and monitor health and safety risks. All subsidiaries must have in place health and safety policies and procedures as appropriate, and provide such information, instruction, training and supervision where required. In addition, many of the businesses currently provide occupational health, safety and welfare advisory services for their employees.

Specific health and safety goals are also set by individual businesses. These goals differ depending on the business and include a combination of numbers of accidents, working time lost as a result of accidents, training delivery, internal safety audits and health promotion and surveillance programmes.

Senior management awareness and active involvement in health and safety is fundamental to company success. Kelda Water Services, as a new Kelda subsidiary, is organising IOSH Safety for Senior Executives training for their managers during 2005.

Consultation with all employees via area and functional health and safety forum groups and safety committees is actively encouraged. Where possible, the intent is for local health and safety issues to be discussed and resolved with line management. In Yorkshire Water there are 77 appointed Health and Safety Champions who work alongside the Trade Union Safety Representatives and line management. This ensures that health and safety issues are regularly discussed within each team in the Water and Waste business units.

By the nature of accidents, there can be no guarantee that they will never occur. However, the measures taken by the company are intended to place emphasis on prevention and continuing vigilance. Yorkshire Water has been awarded a National Safety Award from the British Safety Council and a Gold Award for Occupational Safety from the Royal Society for the Prevention of Accidents for their health and safety performance during 2004-05.

ENVIRONMENT AND COMMUNITY

The environmental policy of the company recognises that a sustainable water and waste water business is dependent on environmentally sustainable operations. It is, therefore, committed to integrating environmental best practice and continuous improvement in environmental performance through the efficient, effective and proper conduct of its business.

Environmental performance is reported through the company's web based environment and community report which is regularly updated and independently verified. This can be viewed at www.keldagroup.com/environment.

The company contributes actively to the communities which it serves. This includes encouragement of employee participation in community based schemes, as well as direct financial support.

Kelda encourages and supports colleagues in volunteering, charitable giving and community involvement. One in five employees is active in a wide range of company supported community activities. These include a Community Ambassadors scheme, a Speakers Panel, support to local education ranging from Right to Read in junior schools through to coaching at senior schools, and mentoring university students from diverse ethnic backgrounds.

CHARITABLE AND POLITICAL CONTRIBUTIONS
Charitable contributions totalling £0.5m (2004: £0.5m) were made during the year.

No political donations were made.

RESEARCH AND DEVELOPMENT
During the year £3.6m (2004: £3.6m) was committed to research and development including £2.7m (2004: £2.7m) on fixed assets.

PURCHASE OF OWN SHARES
At the forthcoming annual general meeting, the company will be seeking authority to purchase up to 10% of its ordinary shares. Authority was previously granted at the annual general meeting in 2004 in respect of 10% of the company's issued ordinary share capital but expires at the close of the forthcoming annual general meeting. The company anticipates that it will conduct a limited share buyback programme which could involve the purchase of 5% of its equity over the next two years.

AUDITOR
A resolution to re-appoint Ernst & Young LLP as the company's auditor and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting. Details of the group policy designed to safeguard the independence and objectivity of the external auditor are included in the Corporate Governance section of this report on pages 36 and 37.

PAYMENT TERMS TO SUPPLIERS
The company's normal terms are to make payment in accordance with suppliers' terms of trade or within 30 days from the receipt of services or invoices subject to satisfactory performance by the supplier. Kelda Group plc is a holding company and, at 31 March 2005, had no trade creditors outstanding. The payment terms of individual operating subsidiaries are disclosed in their accounts.

MAJOR SHAREHOLDINGS
As at 24 May 2005 the company had been notified of the following interests amounting to 3% or more of the company's issued ordinary share capital:

Prudential plc 4.85%

Prudential Assurance Company Ltd 4.76%

Zurich Financial Services and its Group 3.03%

Legal & General Group Plc Companies 3.0%

ANNUAL GENERAL MEETING
The notice convening the company's 2005 annual general meeting at the Leeds Marriott Hotel on 27 July 2005 at 11am is set out in a separate document issued to shareholders.

BY ORDER OF THE BOARD
PHILIP HUDSON
GROUP COMPANY
SECRETARY
25 MAY 2005

REGISTERED OFFICE:
WESTERN HOUSE
HALIFAX ROAD
BRADFORD BD6 2SZ

REGISTERED IN ENGLAND
NO. 2366627

Corporate governance

The board is accountable to the company's shareholders for maintaining standards of corporate governance. The board considers that the company has complied throughout the accounting period with the provisions set out in Section 1 of the Combined Code.

The following is an explanation of how the company applies the Combined Code.

THE BOARD OF DIRECTORS
The board meets at least six times each year and more frequently where considered appropriate or where business needs require. In addition, informal meetings of the non executive directors are held when required. The board has a schedule of matters reserved for its decision and the requirement for board approval on these matters is communicated widely throughout the senior management of the group.

The board determines the group's strategic objectives and key policies, and approves the business plans for each group company, interim and final financial statements, recommendations of dividends, significant investment and major new business proposals, as well as significant organisational matters and corporate governance arrangements. The board is also responsible for establishing and reviewing the group's system of internal control and risk management, and reviewing its effectiveness. The roles of the board, the chairman and the chief executive are formally set out and agreed by the board. There are clear levels of delegated authority, which enable management to take decisions in the normal course of business.

During the year a formal performance evaluation of the board, its committees and its directors was undertaken. The process involved the completion by each director of both a self evaluation and an evaluation of the performance and effectiveness of the board as a whole and individual directors, individual discussions between each director and the chairman, and meetings of the board and the non executive directors (including meetings without the chairman to appraise his performance) to consider issues arising from the evaluation process and to identify and implement appropriate action. The evaluation concluded that the board and its committees operate effectively, and that each director demonstrated commitment to the role and performed effectively.

All new directors receive an induction on joining the board, including information about the company and their responsibilities, meetings with key managers, and visits to the company's operations. Briefings are provided to directors on relevant issues, including legislative, regulatory and financial reporting matters. Training is available to directors on, and subsequent to, their appointment to meet their particular requirements. There is an agreed procedure for directors to take independent professional advice at the company's expense in furtherance of their duties in relation to board or committee matters. Directors have direct access to the group company secretary who is responsible for ensuring that board procedures are followed. The directors receive full and timely access to all relevant information, including a monthly board pack of operational and financial reports. Direct access to key executives is encouraged.

Throughout the year ending on 31 March 2005, the board comprised the chairman, the chief executive, the group finance director, and five non executive directors. Of the non executive directors Christopher Fisher, Ken Jackson, David Salkeld and Derek Roberts are considered by the board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgements. Richard Schmidt was previously an executive of the company. Ed Anderson and Kate Avery were appointed as non executive directors subsequent to the year end. Each of them is considered by the board to be independent. Derek Roberts is the senior independent director. The roles of chairman and chief executive are separate and held by different people, John Napier and Kevin Whiteman respectively. John Napier met the independence criteria of the Combined Code on his appointment, although he subsequently served in an interim executive capacity, which he relinquished in September 2002.

Any director appointed during the year is required, under the provisions of the company's articles of association, to retire and seek election by shareholders at the next annual general meeting. The articles of association of the company require each director to be subject to re-election at intervals of no more than three years.

The board has delegated certain authority to the following committees. Each committee has formal terms of reference, which are available on request from the company secretary or on the corporate governance section of the company's website at www.keldagroup.com

EXECUTIVE COMMITTEE
Chaired by the chief executive and comprising the executive directors and the chairman, it has delegated authority to deal with specific matters remitted to it by the board.

AUDIT COMMITTEE
Ken Jackson was chairman of the audit committee until 1 June 2004, when he stepped down from the chairmanship, but remained as a member of the committee. Christopher Fisher was appointed as chairman of the committee on 1 June 2004. The other member of the committee is Derek Roberts. All three members of the audit committee are independent non executive directors. The external auditors, the Head of Internal Audit and the Company Secretary attend all meetings. The Group Finance Director usually attends by invitation.

The audit committee's key tasks include:

- to review and monitor the integrity of the interim and annual financial statements;
- to review the group's system of internal control, including financial, operational, compliance and risk management control;
- to oversee the company's relationship with the external auditors, agree the nature and scope of the audit and review the independence and objectivity of the external auditors;
- to monitor and review the effectiveness of the internal audit function.

The company has adopted an auditor independence policy which establishes procedures and guidance under which the company's relationship with its external auditors is governed so that the audit committee is able to satisfy itself that there are no factors which may, or may be seen to, impinge upon the independence and objectivity of the audit process.

The key features of the policy are:

- clear accountability of the auditors to the audit committee and the chairman of the board of the company;
- the audit committee considers annually its recommendation to re-appoint the auditors;
- the auditors are required to disclose the safeguards and steps taken to ensure independence and objectivity;
- rotation of audit partners and appropriate restrictions on appointment of employees of the auditors;
- specific restrictions and procedures in relation to the allocation of non audit work to the auditors. These include categories of work which cannot be allocated to the auditors, and categories of work which may be allocated to the auditors, subject to certain provisions as to materiality, nature of the work, or the approval of the audit committee. At each of its meetings the audit committee receives a report of the fees paid to the auditor in all capacities.

REMUNERATION COMMITTEE

Details of the membership and role of the remuneration committee are included in the directors' remuneration report on page 39.

NOMINATION COMMITTEE

Derek Roberts was chairman of the nomination committee until stepping down on 1 June 2004, but continues to be a member of the committee. John Napier was appointed as chairman of the nomination committee on 1 June 2004. The other members are Ken Jackson and David Salkeld.

The main functions of the committee are:

- to review the structure, size and composition of the board, the audit committee and the remuneration committee and make recommendations to the board with regard to necessary adjustments;
- to prepare a role and capability statement for the appointment of a chairman and to identify and nominate candidates for the approval of the board;
- to provide advice and recommendations to the board in respect of appointments of other directors.

Ed Anderson and Kate Avery have been appointed as non executive directors of the Company with effect from 1 June 2005. The company identified candidates for appointment as non executive directors with the assistance of independent search consultants. The nomination committee met, with all non executive directors in attendance, to consider candidates and to develop a recommendation to the board. The appointments were made by the board.

ENVIRONMENT AND COMMUNITY COMMITTEE

John Napier is chairman of the environment and community committee, and Kevin Whiteman is a member of it. It recommends to the board appropriate environmental and corporate social responsibility policies and procedures. It is responsible for the publication of the environment and community report which is available on the internet at www.keldagroup.com/kel/csr

	BOARD	AUDIT	REMUNERATION	NOMINATION
NUMBER OF MEETINGS HELD	7	4	1	1
JOHN NAPIER	7	–	1	1
CHRISTOPHER FISHER	7	4	–	–
KEN JACKSON	7	4	1	1
DEREK ROBERTS	7	4	1	1
DAVID SALKELD	7	–	1	1
RICHARD SCHMIDT	6	–	–	–
MARTIN TOWERS	7	–	–	–
KEVIN WHITEMAN	7	–	–	–

BOARD ATTENDANCE

The table above shows the number of meetings of the board, audit, remuneration and nomination committees held during the year, and the number of meetings attended by each director.

COMMUNICATION WITH STAKEHOLDERS

Shareholders have direct access to the company via the investor relations section of its website at www.keldagroup.com and its free shareholder information telephone service. The website is updated with all announcements and presentations, and contains investor relations information which is updated regularly.

There is regular dialogue with individual institutional shareholders as well as general presentations after the interim and preliminary results. All shareholders have the opportunity to put questions at the company's annual general meeting and the company will make a presentation at the meeting to highlight the key business developments. The chairmen of the audit remuneration and nominations committees and the senior non executive director will be available to answer questions at the annual general meeting to be held on 27 July 2005.

The board receives reports from executive directors following meetings with investors. Formal reports of investor feedback are presented to the board following the interim and annual results presentations. An investor relations report is presented to the board each month.

INTERNAL CONTROL

The board is responsible for the group's system of internal control and for reviewing its effectiveness. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the group and this has been in place for the year under review and up to the date of approval of the annual report and accounts. Strategic, financial, commercial, operational, and social, environmental and ethical risks fall within the scope of this process. The process is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatement or loss. During the financial year, material joint ventures have been dealt with as part of the group for the purposes of applying the guidance.

The group has comprehensive and well defined control policies with clear structures, delegated authority levels and accountabilities. There is a group procedure governing appraisal and approval of business development and investment expenditure. Post completion reviews are required on significant business development projects and material investment expenditure.

The group's risk management process aims to be comprehensive, systematic and continuous, and based on constant monitoring of business risk. The key features of the process include the following:

- The main risks facing the group are identified and recorded in a strategic risk register together with the control mechanisms applicable to each risk. These are collated from risk registers maintained by individual businesses.
- There is clear allocation of management responsibility for risk identification, recording, analysis and control.
- The audit committee generally meets four times each year and reviews the effectiveness of the systems which are in place and reports to the board.
- A risk management forum, chaired by the financial controller, has been established with formal terms of reference comprising senior management from key disciplines and operating companies. It advises and assists operational managing directors and the board in the implementation of the risk management process and monitors risk on behalf of the board. It reports to the audit committee.
- Business units are required to report annually on principal business risks and the operation of control mechanisms.
- The internal audit department provides objective assurance and advice on risk management and control, and monitors the risk management process.

The board confirms that it has reviewed the effectiveness of the system of internal control. It has received the reports of the audit committee and has conducted a formal annual review covering all controls including financial, operational and compliance controls and risk management, in accordance with the Internal Control: Guidance for Directors on the Combined Code issued in September 1999. Following its review the board determined that it is not aware of any significant deficiency or material weakness in the system of internal controls.

The members of the remuneration committee are David Salkeld who chairs it, Derek Roberts, and Ken Jackson. All members of the committee are regarded by the company as independent. John Napier and Kevin Whiteman have provided advice to the committee. For guidance in recommending remuneration packages, the remuneration committee uses published surveys carried out by remuneration consultants, as well as internal research, together with other ad hoc projects to support the objective of ensuring competitive and sustainable remuneration. New Bridge Street Consultants advise the company and the remuneration committee on a variety of remuneration related issues. The company does not use New Bridge Street Consultants in any capacity other than as an independent adviser on remuneration and employee share scheme matters.

The terms of reference of the remuneration committee are available on request from the company secretary or on the corporate governance section of the company's website, at www.keldagroup.com. The committee makes recommendations to the board on the framework of executive remuneration, and its cost. It determines the remuneration and conditions of employment of the chairman, executive directors and the next most senior category of executives, including the terms of any compensation in the event of early termination of an executive director's contract. It also operates the company's long term incentive plan. In determining the remuneration of executive directors and other senior executives, the committee also takes into account the level of remuneration and pay awards made generally to employees of the group.

STATEMENT OF POLICY

The company's policy is to establish remuneration packages which enable the company to attract, retain and motivate people with the skills and experience necessary to lead and manage a business of Kelda's size and complexity. Remuneration packages should be aligned with the interests of the company's stakeholders, in particular its shareholders and customers.

In recommending remuneration packages, the remuneration committee follows the principle of recognition of the individual's contribution to the business. The company intends that remuneration packages continue to be developed to enable executive directors to receive remuneration which is positioned in the upper quartile of the market for upper quartile performance, compared to relevant market and industry comparators and taking into account individual performance, responsibilities and experience. Accordingly, a significant proportion of directors' remuneration is performance related through annual and long term incentive plan awards. Further details of the proportions are included in the sections below and in the directors' emoluments table on page 41. The design of the total remuneration package is intended to achieve a weighting of each component to ensure that above average remuneration is available through performance related elements rather than base salary.

The company treats remuneration strategy and its people resource as key components in delivering its vision to the shareholders of Kelda and to the customers of the group's businesses. At the same time, the company recognises fully the sensitivities of such matters and the need for due care and attention to be taken when considering such issues.

EXECUTIVE DIRECTORS

The current remuneration package for each executive director comprises the following:

ANNUAL SALARY AND BENEFITS

The annual salary for each executive director is reviewed each year. The review takes into account relevant market comparators and the individual responsibilities and experience of each director. Benefits in kind include a car and health insurance. Base salary is pensionable.

ANNUAL INCENTIVE SCHEME

During the 2004/05 financial year, each executive director had the opportunity to earn an annual incentive award of up to 60% of their salary. Any bonus payment is made in June based on performance in the year ending on the preceding 31 March. Awards are entirely performance related. At the start of the financial year, the board sets challenging financial and operational performance targets. When determining the actual incentive award, the remuneration committee considers overall group performance including financial performance, regulatory performance including published Ofwat measures, and individual performance. Incentive payments at the higher end of the range are payable only for demonstrably superior company and individual performance. Annual incentive payments are not pensionable.

LONG TERM INCENTIVE PLAN (LTIP)

Under the plan, executive directors may receive, at the discretion of the remuneration committee, a conditional award of Kelda Group plc shares each year, with a value of up to 80% of base salary. The proportion of the award to be vested in the participants after a period of three years will depend upon the company's performance in terms of total shareholder return (i.e. share price movements and reinvested dividends) during the three year period, relative to a comparator group of companies. The total shareholder return of the company is considered by the remuneration committee to be the most appropriate measure by which the interests of the executives can be aligned with those of the shareholders. It is calculated by an independent consultant and compared with and ranked against the comparator group. Vesting of 70% of the award is determined by a reference to the company's ranking against AWG plc, Bristol Water Group plc, Dee Valley Group plc, Pennon Group plc, Severn Trent plc and United Utilities plc, being UK listed companies which own and operate regulated water and waste water companies and whose characteristics are otherwise most similar to those of the company. Vesting of the remaining 30% of the award is determined by reference to the constituents of the FTSE 350 index on the date of grant (excluding investment trusts). The remuneration committee believes that the constituents of the comparator group provide the most appropriate comparison for the company's performance but keeps this mix of components under continuous review.

In respect of the 70% of the award determined by reference to the six listed water companies, no shares will vest unless Kelda is ranked at least median (4th place), when 30% will vest. Full vesting will require top ranking and, if Kelda is ranked 2nd or 3rd, between 30% and 100% of the shares will vest depending on how close Kelda's total shareholder return is to the first and fourth companies.

In respect of the 30% of the award determined by reference to FTSE 350, no shares will vest unless Kelda is ranked at least median. 30% will vest at median, and 100% will vest if Kelda is in the top 20% of companies, with pro-rata vesting based on ranking position for intermediate performance.

Irrespective of the total shareholder return performance, no shares will vest unless the remuneration committee is satisfied that Kelda's underlying financial performance has been satisfactory over the performance period, taking into account the company's circumstances, including the regulatory regime in place over the period, and the committee can scale back vesting to any extent considered appropriate in the light of the company's financial performance.

The rules of the plan provide for early vesting of awards on cessation of employment in certain circumstances, such as death, disability, redundancy, retirement at expected retirement age, and business transfer. Early vesting is subject to the same performance conditions as apply to vesting at the end of a 3 year performance period. On early vesting, the number of shares vested is reduced pro-rata to the number of days of the performance period in which the director was in office.

No benefits under the plan are pensionable.

SERVICE CONTRACTS

The company's policy on the duration of contracts with executive directors, is that they should not normally be of fixed duration, should be subject to twelve months' notice by the company and six months' notice by the director. The notice periods have been selected to be consistent with current corporate governance best practice. Termination payments are made in accordance with the terms of the contract. Service contracts do not generally contain payment in lieu of notice clauses, and terminate automatically on retirement.

Kevin Whiteman and Martin Towers entered into service agreements with the company on 2 September 2002 and 12 February 2003, respectively. The contracts are not of fixed duration and each provide for notice periods of twelve months by the company and six months by the director. The agreements do not contain any specific provision for compensation payable on early termination. Any termination payment would be calculated to take account of the contractual notice period and any annual incentive payment which would have been paid, subject to the achievement of performance objectives, and taking into account the period actually worked.

NON EXECUTIVE DIRECTORS

Non executive directors are paid a base fee of £30,000 per annum. In addition the chairman of the audit committee and the chairman of the remuneration committee are paid fees of £7,500 per annum and £5,000 per annum respectively. Derek Roberts also received fees of £9,000 in his capacity as a non executive director of Yorkshire Water Services Limited (from which he retired on 19 October 2004) and £16,000 as chairman of Kelda Group Pension Trustees Limited. Christopher Fisher also received fees of £7,000 from Yorkshire Water Services Limited, following his appointment as a non executive director of that company.
The fees of non executive directors are determined by the board taking account of responsibilities and time commitments and of fee levels in comparable companies. The non executive directors do not participate in the annual incentive scheme, the LTIP or group pension plan.

TERMS OF APPOINTMENT

The company's policy in respect of non executive directors is to make appointments generally of three years duration, the terms of which do not contain any express provision for notice periods or termination payments in the event of early termination of their appointment. Appointments may be renewed by mutual agreement for up to two further three year periods.

John Napier's current appointment as chairman of the board of Kelda Group plc took effect on 2 September 2002 and is for a three year term. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

Derek Roberts' and Ken Jackson's current appointments will expire following the 2005 annual general meeting. Christopher Fisher's appointment took effect on 30 June 2003 for a period of three years. David Salkeld's current appointment is with effect from 2 October 2003 for a period of three years. Richard Schmidt's appointment is not for a fixed duration. Ed Anderson and Kate Avery were each appointed with effect from 1 June 2005 for a period of three years. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

TOTAL SHAREHOLDER RETURN SOURCE: THOMSON FINANCIAL



350
300
250
200
150
100
50
0
Value (£)
31 Mar 00
31 Mar 01
31 Mar 02
31 Mar 03
31 Mar 04
31 Mar 05
— Kelda Group
— FTSE 350 Index (excluding Investment Companies)

THIS GRAPH SHOWS THE VALUE, BY THE END OF MARCH 2005, OF £100 INVESTED IN KELDA GROUP ON 31 MARCH 2000 COMPARED WITH THE VALUE OF £100 INVESTED IN THE FTSE 350 INDEX (EXCLUDING INVESTMENT COMPANIES). THE OTHER POINTS PLOTTED ARE THE VALUES AT INTERVENING FINANCIAL YEAR ENDS.

The following sections of the remuneration report, with the exception of the table of directors' beneficial interests in shares, have been audited.

DIRECTORS' EMOLUMENTS

	SALARY/ FEES £000	ANNUAL BONUS £000	ALLOWANCES AND BENEFITS £000	2005 TOTAL EMOLUMENTS £000	2004 TOTAL EMOLUMENTS £000
CHAIRMAN					
J A Napier	154	–	18	**172**	168
EXECUTIVE DIRECTORS					
M G Towers	175	70	16	**261**	241
K I Whiteman	299	195	29	**523**	418
NON EXECUTIVE DIRECTORS					
C C Fisher	39	–	7	**46**	20
K Jackson	27	–	4	**31**	37
D F Roberts	52	–	4	**56**	55
D J Salkeld	31	–	4	**35**	33
R K Schmidt	26		6	**32**	124
	803	265	88	**1,156**	1,096

i) Homestyle Group plc paid fees of £25,000 for Martin Towers' services as a non executive director during the year. Such fees were received by the company and not by Martin Towers;

ii) The executive directors participated in a profit related pay scheme which is open to all UK employees who have been employed by the group for a minimum period of employment. In 2004/05 this scheme paid £425 (2004: £420) to each qualified participant and this is included in the salaries shown in the table above;

iii) The annual incentive awards referred to above are performance related and are fully described in the narrative section of this report;

iv) Of the total emoluments amount disclosed for Richard Schmidt for 2004, £109,000 related to his period of service as an executive director of Kelda Group plc.

PENSIONS

The following directors were members of defined benefit pension arrangements provided by the company during the year.

The main features of the Kelda Group Pension Plan applicable to executive directors are:

i) a normal retirement age of 60;

ii) an accrual rate of 1/30th per year of pensionable service up to 20 years;

iii) four times pensionable pay for death in service;

iv) spouse's pension on death.

The company contributes 28.5% of salary to the Group Pension Plan ('KGPP') in respect of executive directors, which is an approved plan subject to Inland Revenue limits. The company makes separate accounting provision for unfunded liabilities arising from contractual commitments above the Inland Revenue cap. The above figures include the funded element.

Pension entitlements and corresponding transfer values increased as follows during the year (£).

	TOTAL ACCRUED PENSION AT 31/3/05 £	TOTAL ACCRUED PENSION AT 31/3/04 £	INCREASE IN ACCRUED PENSION NET OF INFLATION £	TRANSFER VALUE OF NET INCREASE IN ACCRUAL OVER PERIOD £	TRANSFER VALUE OF ACCRUED PENSION AT 31/3/04 £	TRANSFER VALUE OF ACCRUED PENSION AT 31/3/05 £	TOTAL CHANGE IN TRANSFER VALUE DURING PERIOD £	DIRECTOR'S CONTRIBUTIONS £
M G Towers	**12,465**	6,064	6,189	66,651	72,933	**155,389**	71,956	10,500
K I Whiteman	**67,067**	49,201	16,144	159,087	487,522	**724,463**	221,641	15,300

PENSIONS (CONTINUED)

i) Pension accruals shown are the amounts that would be paid annually on retirement based on service to the year end;

ii) Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession;

iii) The transfer value of the net increase in pension represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year end. It is based on the accrued pension increase and is calculated after deducting the director's contribution;

iv) The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution;

v) Voluntary contributions paid by directors and resulting benefits are not shown.

DIRECTORS' SHAREHOLDINGS

The beneficial interests of the directors, who held office at the end of the year, and their immediate families in the ordinary shares of the company as at 31 March 2005 and at the beginning of the year (or date of appointment where later) are set out below:

	AT 31 MAR 05	AT 1 APR 04
Chairman		
J A Napier	**30,000**	30,000
Executive directors		
M G Towers	–	–
K I Whiteman	**25,017**	14,927
Non executive directors		
C C Fisher	**2,000**	1,000
K Jackson	–	–
D F Roberts	**1,973**	1,973
D J Salkeld	–	–
R K Schmidt	–	–

In addition to the above beneficial interests in the company's shares, the executive directors are regarded for Companies Act purposes as being interested in 3,991,704 ordinary shares of the company held by an employee share ownership trust (ESOT). All employees (including executive directors) are potential beneficiaries of the trust, the purposes of which are to provide shares to satisfy options under the company's save-as-you-earn share option scheme and grants made pursuant to the long term incentive plan.

It is not anticipated that any employee or executive director will be entitled to receive from the trust a greater number of shares than that to which they are entitled on exercise of options granted to them under the share option scheme or the vesting of awards pursuant to the long term incentive plan.
There have not been any changes to the shareholding or options of the directors between 31 March 2005 and 25 May 2005.

DIRECTORS' SHARE OPTIONS

In common with all eligible employees of the group, executive directors are entitled to participate in the company's Inland Revenue approved save-as-you-earn share option scheme. The options are not subject to performance conditions since this is an all-employee scheme operated on similar terms to which performance targets are not applied. The interest of directors in particular issues under the scheme are:

	AT 1 APR 2004	GRANTED DURING YEAR	EXERCISED DURING YEAR	LAPSED DURING YEAR	AT 31 MARCH 2005	EXERCISE PRICE (PENCE)	MARKET PRICE AT DATE OF EXERCISE (PENCE)	DATE OPTIONS EXERCISABLE	DATE OPTIONS EXPIRE
M G Towers	2,016	–	–	–	2,016	366.0p	–	01.03.07	31.08.07
	–	411	–	–	411	461.0p	–	01.03.08	31.08.08

The market price of the shares subject to these options at 31 March 2005 was 598.00p (2004: 450.75p) and has ranged from 459.25p to 632.50p during the year. The aggregate gain on the exercise of share options during the year was £nil (2004: £nil)

LONG TERM INCENTIVE PLAN
Interest of the directors in the plan are:

	AT 1 APRIL 2004	DATE AWARDED	MKT PRICE AT DATE OF AWARD	GRANTED DURING YEAR	VESTED 21.06.04	LAPSED DURING YEAR	AT 31 MARCH 2005	EARLIEST VESTING DATE
M G Towers	25,742	03.09.03	404.0p	–	–	–	**25,742**	02.09.06
	–	28.05.04	489.25p	19,672	–	–	**19,672**	28.05.07
R K Schmidt	47,363	08.06.01	391.75p	–	47,363	–	–	07.06.04
	21,993	12.06.02	436.0p	–	–	–	**21,993**	11.06.05
K I Whiteman	14,805	08.06.01	391.75p	–	14,805	–	–	07.06.04
	16,514	12.06.02	436.0p	–	–	–	**16,514**	11.06.05
	51,485	03.09.03	404.0p	–	–	–	**51,485**	02.09.06
	–	28.05.04	489.25p	41,492	–	–	**41,492**	27.05.07

In addition to the vested shares 2,296 dividend shares were transferred to Kevin Whiteman and 7,347 dividend shares were transferred to Richard Schmidt in accordance with the rules of the Kelda Group Long Term Incentive Plan. The market price on 21 June 2004 was 493.50p

The market price of the shares on 25 May 2005 was 640.5p. The aggregate value of shares vesting during the year was £306,799 (2004: £76,272)

The granting and vesting of shares in accordance with the performance criteria set out on pages 39 and 40 was subject to audit.

By order of the board
Philip Hudson
Group Company Secretary
25 May 2005

Directors' responsibilities

STATEMENT OF DIRECTORS' RESPONSIBILITIES
The directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the profit or loss of the group for the financial year.

In preparing the accounts of the company and of the group, the directors confirm that they have:

i) selected and consistently applied appropriate accounting policies;

ii) made reasonable and prudent estimates and judgements, where appropriate;

iii) followed applicable accounting standards; and

iv) prepared the accounts on a going concern basis.

The directors are responsible for ensuring that the company and its subsidiary undertakings keep accounting records which disclose, with reasonable accuracy, the financial position of the company and the group and which enable them to ensure that the accounts comply with the Companies Act 1985. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of both the company and the group and to prevent and detect fraud and other irregularities.

The above statement, which should be read in conjunction with the report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

Report of the auditor

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF KELDA GROUP PLC

We have audited the Group's financial statements for the year ended 31 March 2005 which comprise Group Profit and Loss Account, Statement of Group Total Recognised Gains and Losses, Group Balance Sheet, Company Balance Sheet, Group Cash Flow Statement, notes to the Group Cash Flow Statement and the related notes 1 to 27. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's shareholders, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements. The directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the listing rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, unaudited part of the Directors' Remuneration Report, Chairman's statement, Chief Executive's Review, operating and financial review, corporate governance statement and corporate social responsibility report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2005 and of the profit of the Group for the year then ended and the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

ERNST & YOUNG LLP
Registered Auditor
Leeds
25 May 2005

Group profit and loss account

YEAR ENDED 31 MARCH 2005

	NOTE	BEFORE EXCEPTIONAL ITEMS £m	EXCEPTIONAL ITEMS £m	2005 TOTAL £m	BEFORE EXCEPTIONAL ITEMS £m	EXCEPTIONAL ITEMS £m	2004 TOTAL £m
TURNOVER: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	2	806.2	–	806.2	822.6	–	822.6
Share of associates' and joint ventures' turnover		(43.2)	–	(43.2)	(97.1)	–	(97.1)
GROUP TURNOVER		763.0	–	763.0	725.5	–	725.5
Continuing operations		763.0	–	763.0	722.2	–	722.2
Discontinued operations		–	–	–	3.3	–	3.3
Operating costs	3,4	(447.7)	(11.7)	(459.4)	(441.5)	–	(441.5)
GROUP OPERATING PROFIT FROM CONTINUING OPERATIONS		315.3	(11.7)	303.6	284.0	–	284.0
Share of associates' and joint ventures' operating profit		6.6	–	6.6	10.7	(2.5)	8.2
OPERATING PROFIT: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	2	321.9	(11.7)	310.2	294.7	(2.5)	292.2
Exceptional profit on sale of WRG stake	4	–	–	–	–	17.1	17.1
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST		321.9	(11.7)	310.2	294.7	14.6	309.3
Net interest payable							
– group	5	(94.5)	–	(94.5)	(95.7)	–	(95.7)
– associates and joint ventures		(3.7)	–	(3.7)	(7.4)	–	(7.4)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		223.7	(11.7)	212.0	191.6	14.6	206.2
Taxation on profit on ordinary activities	6						
– current tax		(25.7)	4.0	(21.7)	(14.7)	–	(14.7)
– deferred tax		(15.5)	0.2	(15.3)	(10.9)	–	(10.9)
– share of associates' and joint ventures' tax		(0.8)	–	(0.8)	0.1	–	0.1
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		181.7	(7.5)	174.2	166.1	14.6	180.7
Equity minority interests		–	–	–	(0.1)	–	(0.1)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		181.7	(7.5)	174.2	166.0	14.6	180.6
Dividends	8	(107.7)	–	(107.7)	(100.3)	–	(100.3)
RETAINED PROFIT FOR THE FINANCIAL YEAR		74.0	(7.5)	66.5	65.7	14.6	80.3
Basic earnings per share	9			47.0p			47.1p
Adjusted earnings per share	9			49.0p			43.3p
Adjusted earnings per share (excluding deferred tax)	9			53.2p			46.2p
Diluted earnings per share	9			46.8p			47.0p

Statement of group total recognised gains and losses

YEAR ENDED 31 MARCH 2005

	2005 £m	2004 £m
Profit attributable to shareholders	174.2	180.6
Exchange adjustments	(0.2)	(3.8)
TOTAL GAINS AND LOSSES RECOGNISED SINCE LAST ANNUAL REPORT	174.0	176.8

The group has adopted UITF17 (revised 2003) 'Employee Share Schemes' and UITF38 'Accounting for ESOP trusts' in these financial statements. Details of the effect of the prior year adjustments are shown in note 1.

Balance sheets

AT 31 MARCH 2005

	NOTES	GROUP 2005 £m	GROUP 2004 (RESTATED) £m	COMPANY 2005 £m	COMPANY 2004 (RESTATED) £m
FIXED ASSETS					
Intangible assets	10	**243.5**	244.1	**–**	–
Tangible assets	11	**3,909.0**	3,719.7	**–**	–
Investments	12	**22.5**	15.5	**1,667.7**	1,673.4
Investments in group undertakings	12	**–**	–	**1,667.7**	1,673.4
Investments in joint ventures	12	**15.1**	9.7	**–**	–
Share of gross assets		**54.2**	47.3	**–**	–
Share of gross liabilities		**(53.9)**	(48.5)	**–**	–
Loans to joint ventures		**14.8**	10.9	**–**	–
Investments in associated undertakings	12	**7.4**	5.8	**–**	–
		4,175.0	3,979.3	**1,667.7**	1,673.4
CURRENT ASSETS					
Stocks	13	**0.7**	0.8	**–**	–
Debtors	14	**181.9**	202.4	**127.8**	142.2
Cash and short term deposits		**187.1**	282.0	**98.9**	188.8
		369.7	485.2	**226.7**	331.0
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR					
Short term borrowings	15	**(33.4)**	(37.5)	**–**	–
Other creditors	16	**(366.1)**	(333.3)	**(291.2)**	(393.6)
		(399.5)	(370.8)	**(291.2)**	(393.6)
NET CURRENT (LIABILITIES)/ASSETS		**(29.8)**	114.4	**(64.5)**	(62.6)
TOTAL ASSETS LESS CURRENT LIABILITIES		**4,145.2**	4,093.7	**1,603.2**	1,610.8
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR					
Long term borrowings	17	**(1,916.8)**	(1,950.3)	**(840.1)**	(839.6)
Other creditors	16	**(232.2)**	(233.8)	**(2.0)**	(2.0)
PROVISIONS FOR LIABILITIES AND CHARGES					
– deferred tax	18	**(206.8)**	(191.8)	**–**	–
– others	18	**(3.1)**	(2.9)	**(0.4)**	(0.5)
NET ASSETS		**1,786.3**	1,714.9	**760.7**	768.7
CAPITAL AND RESERVES					
Called up share capital	20	**58.4**	58.4	**58.4**	58.4
Share premium account	21	**16.7**	16.7	**16.7**	16.7
Capital redemption reserve	21	**145.3**	145.3	**145.3**	145.3
Profit and loss account	21	**1,578.7**	1,512.6	**553.7**	567.0
Investment in own shares	21	**(13.4)**	(18.7)	**(13.4)**	(18.7)
EQUITY SHAREHOLDERS' FUNDS	22	**1,785.7**	1,714.3	**760.7**	768.7
Non-equity minority interests		**0.6**	0.6	**–**	–
CAPITAL EMPLOYED		**1,786.3**	1,714.9	**760.7**	768.7

Approved by the board of directors on 25 May 2005 and signed on their behalf by:

MARTIN TOWERS, Group Finance Director

Group cash flow statement

YEAR ENDED 31 MARCH 2005

	2005 £m	2004 £m
NET CASH INFLOW FROM OPERATING ACTIVITIES	489.7	481.1
DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS	1.5	–
RETURNS ON INVESTMENT AND SERVICING OF FINANCE		
Interest received	21.0	17.8
Interest paid	(95.9)	(97.4)
Interest element of finance lease rental payments	(15.7)	(17.5)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(90.6)	(97.1)
TAXATION	(4.0)	(10.1)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Purchase of tangible fixed assets (excluding assets financed by leases)	(371.4)	(348.6)
Capital grants and contributions	22.0	13.9
Proceeds from the sale of tangible fixed assets	0.2	7.0
Loans to associates	(6.5)	(7.8)
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(355.7)	(335.5)
ACQUISITIONS AND DISPOSALS		
Disposal of WRG	–	142.7
Purchase of intangibles	(0.4)	(1.2)
NET CASH (OUTFLOW)/INFLOW FOR ACQUISITIONS AND DISPOSALS	(0.4)	141.5
EQUITY DIVIDENDS PAID	(100.3)	(101.2)
NET CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES	93.9	68.8
FINANCING		
Repurchase of ordinary shares for cancellation	–	(76.4)
Increase/(decrease) in short term borrowings	1.6	(10.6)
Decrease in long term borrowings	(23.2)	(28.8)
Capital element of finance lease rental payments	(6.9)	(6.5)
NET CASH OUTFLOW FROM FINANCING	(28.5)	(122.3)
INCREASE IN CASH IN THE YEAR	5.6	25.2

Notes to the group cash flow statement

YEAR ENDED 31 MARCH 2005

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2005 £m	2004 £m
Group operating profit	**303.6**	284.0
Depreciation	**160.8**	155.9
Goodwill amortisation	**1.0**	0.8
Release of grants and contributions	**(3.3)**	(3.3)
Exchange rate and other adjustments	**11.4**	35.4
Decrease in stocks	**0.1**	0.7
Decrease in debtors	**3.9**	4.1
Increase in creditors	**12.2**	3.5
NET CASH INFLOW FROM OPERATING ACTIVITIES	**489.7**	481.1

RECONCILIATION OF INCREASE IN CASH TO MOVEMENT IN NET DEBT

	2005 £m	2004 £m
Increase in cash in the year	**5.6**	25.2
Cash outflow from increase in liquid resources	**(93.9)**	(68.8)
Cash inflow from increase in debt and lease financing	**28.5**	45.7
Change in net debt resulting from cash flows	**(59.8)**	2.1
Exchange and other non cash adjustments	**2.5**	12.5
Movement in net debt in the year	**(57.3)**	14.6
Opening net debt	**(1,705.8)**	(1,720.4)
CLOSING NET DEBT	**(1,763.1)**	(1,705.8)

ANALYSIS OF MOVEMENT IN NET DEBT

	AT 1 APRIL 2004 £m	CASH FLOW £m	CURRENCY TRANSLATION £m	AT 31 MARCH 2005 £m
Cash	33.5	(6.2)	(0.1)	**27.2**
Short term deposits	238.6	(78.3)	(0.4)	**159.9**
Commercial paper	9.9	(9.9)	–	–
	282.0	(94.4)	(0.5)	**187.1**
Overdrafts	(8.1)	6.0	–	**(2.1)**
Debt due within one year	(22.5)	(1.6)	–	**(24.1)**
Finance leases due within one year	(6.9)	(0.3)	–	**(7.2)**
	(37.5)	4.1	–	**(33.4)**
Debt due after one year	(1,486.6)	23.2	3.0	**(1,460.4)**
Finance leases due after one year	(463.7)	7.3	–	**(456.4)**
	(1,950.3)	30.5	3.0	**(1,916.8)**
NET DEBT	(1,705.8)	(59.8)	2.5	**(1,763.1)**

1. ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounts of the group are prepared under the historical cost convention in compliance with the requirements of the Financial Services Authority, all applicable accounting standards (Financial Reporting Standard 'FRS', Statement of Standard Accounting Practice 'SSAP' and Urgent Issues Task Force abstract 'UITF') and with the detailed accounting provisions of the Companies Act 1985.

The group has adopted UITF17 (revised 2003) 'Employee Share Schemes' and UITF38 'Accounting for ESOP trusts' in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior year adjustments are shown below.

The accounting policies have been reviewed in accordance with the requirements of FRS 18. The directors consider that the accounting policies set out below remain most appropriate to the company's circumstances, have been consistently applied and are supported by reasonable and prudent estimates and judgements.

BASIS OF CONSOLIDATION

The accounts of the group include the results of the company, its subsidiaries, associates and joint ventures. The results of undertakings acquired or disposed of during the year are included in the group profit and loss account from the date of acquisition or up to the date of disposal.

FOREIGN CURRENCIES

In the accounts of the group's companies, individual transactions denominated in foreign currencies are translated into local currency at the actual exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into local currency at the exchange rates ruling at the balance sheet date or, if appropriate, at the forward exchange rate. Profits and losses on both individual foreign currency transactions during the year and monetary assets and liabilities are dealt with in the profit and loss account.

On consolidation, the profit and loss accounts of overseas subsidiaries are translated at the average exchange rates for the year and the balance sheets at the exchange rates at the balance sheet date. The exchange differences arising as a result of translating profit and loss accounts at average rates and restating opening net assets at closing rates are taken to reserves. Exchange differences on foreign currency borrowings used to finance the group's equity investments in its foreign subsidiaries are taken to reserves only to the extent of the exchange differences arising on net investments in foreign subsidiaries.

Goodwill arising on the acquisition of an overseas subsidiary is calculated using exchange rates applicable at the date of acquisition and is not subsequently re-translated at the balance sheet date.

TURNOVER

Turnover comprises charges to customers for water and waste water services, excluding value added tax, together with the proceeds from the sale of commercial and residential properties to third parties.

PENSIONS

The cost of providing retirement pensions and related benefits is charged to the profit and loss account over the period benefiting from the employees' services in accordance with SSAP 24.

RESEARCH AND DEVELOPMENT EXPENDITURE

Research and development expenditure is written off in the profit and loss account in the year in which it is incurred. Expenditure on fixed assets relating to research and development projects is written off over the expected useful life of those assets.

TAXATION

The taxation charge in the profit and loss account is based on the profit for the year as adjusted for disallowable and non taxable items using current rates and takes into account tax deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, subject to the following:

provision is made for gains on disposal of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets,

provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable,

deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

1. ACCOUNTING POLICIES (CONTINUED)

TAXATION (CONTINUED)

Deferred tax is calculated at the rates at which it is estimated that tax will arise based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on government bonds with maturity dates similar to those of the deferred tax assets and liabilities.

INTANGIBLE ASSETS

Goodwill is the excess of the fair value of the consideration paid for a business, an associate or a joint venture over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and amortised on a straight line basis over its useful economic life, which normally will not exceed 20 years. Impairment tests on the carrying value of goodwill are undertaken at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

A useful economic life in excess of 20 years, or an indefinite life, is assigned to goodwill if the directors are satisfied that its durability can be demonstrated and that it is capable of continued measurement. Goodwill with a useful economic life in excess of 20 years, or an indefinite life, is reviewed for impairment at each financial year end.

Prior to 1 April 1998, the group's policy was to charge the cost of goodwill directly to reserves in the year of acquisition. Goodwill originally charged against reserves remains eliminated against reserves, to the extent that it has not been charged to the profit and loss account on the disposal of the business to which it relates.

INFRASTRUCTURE ASSETS

In the UK regulated water services business, infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage reservoirs, dams and sea outfalls.

Expenditure on infrastructure assets to increase capacity or enhance the network and to maintain the operating capability of the network in accordance with defined standards of service is treated as a fixed asset addition and included at cost after deducting grants and contributions.

The depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network based on an independently certified asset management plan.

Infrastructure assets in the US water services business are accounted for as for other tangible fixed assets.

OTHER TANGIBLE FIXED ASSETS

Other tangible assets are included at cost less accumulated depreciation. Finance costs incurred in respect of the construction of other tangible fixed assets are not capitalised.

Freehold land is not depreciated. Depreciation is charged on other tangible fixed assets on a straight line basis over their estimated useful economic lives, or the estimated useful economic lives of their individual major components, from the month following commissioning.

Useful economic lives are principally as follows:

Buildings	25 – 60 years
Fixed plant	5 – 40 years
Vehicles, mobile plant and computers	3 – 10 years

Assets in the course of construction are not depreciated until commissioned. The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

LEASED ASSETS

Assets which are financed by leasing agreements that transfer substantially all the risks and rewards of ownership to the lessee (finance leases) are capitalised in tangible fixed assets and the corresponding capital cost is shown as an obligation to the lessor in borrowings. Depreciation is generally charged to the profit and loss account over the shorter of the estimated useful life and the term of the lease. If the operational life of an asset is longer than the lease term, and the agreement allows an extension to that term, the asset may be depreciated over its operational life. The capital element of lease payments reduces the obligation to the lessor and the interest element is charged to the profit and loss account over the term of the lease in proportion to the capital amount outstanding.

All other leases are operating leases and the rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

GRANTS AND CONTRIBUTIONS

Grants and contributions in respect of tangible fixed assets, other than in respect of infrastructure assets as described below, are deferred and credited to the profit and loss account by instalments over the expected economic lives of the related assets.

1. ACCOUNTING POLICIES (CONTINUED)

GRANTS AND CONTRIBUTIONS (CONTINUED)

Grants and contributions in respect of expenditure enhancing the infrastructure network are applied in reducing that expenditure. This is not in accordance with Schedule 4 to the Companies Act 1985, which requires tangible fixed assets to be shown at cost and hence grants and contributions as deferred income. The presentation is adopted because infrastructure assets do not have determinable finite lives and, therefore, such grants and contributions would remain as liabilities in perpetuity. The directors consider that the group's presentation shows a true and fair view of the investment in infrastructure assets.

Grants and contributions received in respect of expenditure charged to the profit and loss account during the year are included in the profit and loss account.

INVESTMENTS

Investments in associated undertakings in the group accounts are accounted for using the equity method of accounting where the directors consider that the group exercises significant influence over the associate. Significant influence is generally presumed to exist where the group's effective ownership is 20% or more. Investments in joint ventures are accounted for using the gross equity basis where the company exercises proportionate control under a contractual arrangement. The consolidated profit and loss account includes the group's share of the operating results, interest, pre-taxation results and taxation of the associates and joint ventures for the relevant reporting period. The consolidated balance sheet includes the group's share of the net assets of the associates and joint ventures at the balance sheet date, including any goodwill on acquisition less any provision for impairment in value.

Other fixed asset investments are stated at cost less provision for impairment in value.

Current asset investments are stated at the lower of cost and net realisable value.

STOCKS

Stocks are stated at cost less any provision necessary to recognise damage and obsolescence. Work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials and an appropriate proportion of overheads.

PROVISIONS

Provision is made in accordance with FRS 12 for self insured third party liability claims incurred but not reported, and other known liabilities which exist at the balance sheet date.

FINANCIAL INSTRUMENTS

DEBT INSTRUMENTS Debt instruments are included in borrowings at the net proceeds received after the deduction of issue costs and any discount on issue. Discounts and issue costs are charged to the profit and loss account over the term of the debt at a constant rate on the balance sheet carrying amount. Realised gains and losses that occur from the early termination of debt instruments are taken to the profit and loss account in that period.

FORWARD EXCHANGE CONTRACTS Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast payments and receipts in foreign currencies. Foreign currency assets and liabilities outstanding at the balance sheet date are re-translated at the forward exchange rate in appropriate cases.

INTEREST RATE SWAPS Interest rate swaps are used to hedge the group's exposure to fluctuations in interest rates on its borrowings. The amounts payable or receivable in respect of interest rate swaps are accounted for on an accruals basis through adjustments to the interest expense of the corresponding liability.

CURRENCY SWAPS Currency swaps are used to hedge exposures on foreign currency borrowings and foreign currency assets arising from fluctuations in exchange rates. Borrowings hedged through currency swaps are shown in the group's balance sheet re-translated at the swap exchange rate.

The group uses hedge accounting in respect of its interest rate swaps only where the financial instrument does not exceed the underlying debt, the interest characteristics of the debt are altered and the contractual maturities do not exceed the maturities of the debt. Hedge accounting is used in respect of currency swaps only where they relate to an existing asset, liability or firm commitment, and move inversely in relation to the foreign currency exposures of the group's activities.

CHANGES IN ACCOUNTING POLICY

The group has implemented UITF38 'Accounting for ESOP trusts' and the revision of UITF17 'Employee shares schemes' from 1 April 2004. UITF38 requires own shares held under trust to be deducted in arriving at shareholders' funds. This represents a change in accounting policy. Previously own shares held under trust were presented as fixed asset investments. Accordingly own shares held under trust at a value of £17.0m have been reclassified from fixed asset investments to shareholders' funds resulting in a reduction of £17.0m to the group's previously reported net assets at 31 March 2004. The implementation of UITF38 had no impact on the group's previously reported profits and losses. The representation of own shares as a deduction from shareholders' funds in accordance with UITF38 is not a recognised gain or loss. Comparative figures have been restated.

Under revised UITF17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award, spread over the performance period. The intrinsic value is the difference between the fair value of the shares at the date of grant and the amount paid by the employee to exercise the rights of those shares, irrespective of the cost of shares purchased to fund the award.

2. SEGMENTAL INFORMATION

	TURNOVER		OPERATING PROFIT				OPERATING ASSETS	
	2005 £m	2004 £m	2005 PRE EXCEPTIONAL COSTS £m	2005 EXCEPTIONAL COSTS £m	2005 £m	2004 £m	2005 £m	2004 £m
UK REGULATED WATER SERVICES	**640.1**	604.4	**284.6**	**(5.8)**	**278.8**	252.5	**3,076.8**	2,955.7
US OPERATIONS	**92.2**	94.1	**30.3**	**(5.4)**	**24.9**	31.6	**515.9**	505.6
UK SERVICE OPERATIONS								
– group	20.7	15.3	0.7	–	0.7	0.5	(10.6)	(8.7)
– associates and joint ventures	38.6	15.4	5.7	–	5.7	1.5	15.1	9.8
UK SERVICE OPERATIONS SUB-TOTAL	**59.3**	30.7	**6.4**	–	**6.4**	2.0	**4.5**	1.1
KEYLAND								
– group	10.0	8.4	4.1	–	4.1	4.2	21.7	22.0
– associates and joint ventures	4.6	2.8	0.9	–	0.9	1.0	7.4	5.8
KEYLAND SUB-TOTAL	**14.6**	11.2	**5.0**	–	**5.0**	5.2	**29.1**	27.8
DISCONTINUED OPERATIONS								
– group	–	3.3	–	–	–	–	–	–
– WRG	–	78.9	–	–	–	5.7	–	–
	806.2	822.6	**326.3**	**(11.2)**	**315.1**	297.0	**3,626.3**	3,490.2
Corporate costs	–	–	**(4.4)**	**(0.5)**	**(4.9)**	(4.8)	–	–
Total: group and share of associates and joint ventures	**806.2**	822.6	**321.9**	**(11.7)**	**310.2**	292.2	**3,626.3**	3,490.2
Dividend creditor							**(76.9)**	(69.5)
Net debt							**(1,763.1)**	(1,705.8)
Net assets							**1,786.3**	1,714.9
GEOGRAPHICAL ANALYSIS								
United Kingdom	**714.0**	646.3	**291.6**	**(6.3)**	**285.3**	252.4	**3,110.4**	2,984.6
North America	**92.2**	94.1	**30.3**	**(5.4)**	**24.9**	31.6	**515.9**	505.6
Discontinued operations	–	82.2	–	–	–	8.2	–	–
TOTAL: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	**806.2**	822.6	**321.9**	(11.7)	310.2	292.2	**3,626.3**	3490.2
Share of associates and joint ventures (all UK)	**(43.2)**	(97.1)	**(6.6)**	–	**(6.6)**	(8.2)	**(22.5)**	(15.6)
Group total	**763.0**	725.5	**315.3**	**(11.7)**	**303.6**	284.0	**3,603.8**	3,474.6

Trading between geographical and business segments is not material. There is no material difference between turnover by origin and by destination. The group's associated undertakings and joint ventures are based in the UK.

The KeyLand segment relates to the development and sale of commercial and residential property.

The group's share of Waste Recycling Group's operating profit is shown after goodwill amortisation and exceptional items.

The weighted average exchange rate used in the translation of profit and loss accounts was £1=$1.85 (2004: $1.69). Exchange rates used to translate assets and liabilities at the balance sheet date were £1=$1.89 (2004: $1.84).

3. OPERATING COSTS

	2005 £m	CONTINUING OPERATIONS £m	DISCONTINUED OPERATIONS £m	2004 TOTAL £m
Own work capitalised	(27.8)	(26.4)	–	(26.4)
Raw materials and consumables	18.6	17.3	1.5	18.8
Other external charges	193.4	188.4	0.5	188.9
Staff costs (see note 26)	112.5	110.5	1.2	111.7
Depreciation of tangible fixed assets:				
On owned assets – UK infrastructure	39.2	37.7	–	37.7
– other assets	107.4	103.5	0.1	103.6
On assets held under finance lease				
– UK infrastructure	1.2	1.3	–	1.3
– other assets	13.0	13.3	–	13.3
Operating lease rentals				
– plant and equipment	1.7	1.7	–	1.7
– other	0.3	0.5	–	0.5
Amortisation of grants and contributions	(3.3)	(3.3)	–	(3.3)
Amortisation of goodwill on subsidiary undertakings	1.0	0.8	–	0.8
Research and development	0.9	0.9	–	0.9
Other operating income	(10.4)	(8.0)	–	(8.0)
	447.7	438.2	3.3	441.5

AUDITORS' REMUNERATION

	2005 £m	2004 £m
Audit fees and expenses	0.4	0.4
Assurance work	0.1	0.1
Other services	0.1	0.1
	0.6	0.6

4. EXCEPTIONAL ITEMS

(a) Exceptional costs incurred during the year

	2005 £m
Business reorganisation costs	
– UK regulated water services	(5.8)
– US operations	(3.8)
Goodwill written off (US operations)	(1.6)
Other	(0.5)
	(11.7)

(b) Exceptional profit on sale of WRG stake

	2004 £m
Proceeds (net of expenses of £0.9m)	142.7
Share of net assets	(111.7)
Goodwill charged on disposal of WRG, previously written off to reserves	(13.9)
	17.1

The group sold its 46% shareholding in Waste Recycling Group plc in August 2003 for total consideration of £142.7m. No taxation arose on the sale.

5. NET INTEREST PAYABLE

	2005 £m	2004 £m
INTEREST PAYABLE ON:		
Bank loans and overdrafts	12.2	16.1
Other loans	13.6	15.7
6.625% bond 2031	15.9	16.1
6.875% guaranteed bonds 2010	13.8	13.8
5.25% Eurobond 2006	21.8	18.2
5.375% bond 2023	10.7	10.7
3.048% Index linked bond 2033	6.3	6.0
Amortisation of issue costs in respect of bonds	0.7	0.6
Finance leases	21.5	17.1
TOTAL INTEREST PAYABLE	116.5	114.3
Interest receivable	(22.0)	(18.6)
NET INTEREST PAYABLE	94.5	95.7

6. TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	2005 £m	2004 £m
CURRENT TAX		
UK corporation tax at 30% (2004: 30%)	**23.5**	19.9
Foreign tax	**5.0**	6.0
Adjustments in respect of prior years:		
UK corporation tax	**(5.4)**	(10.3)
US tax	**(1.4)**	(0.9)
TOTAL CURRENT TAX	**21.7**	14.7
DEFERRED TAX		
Charge for timing differences arising and reversing in the year	**35.8**	35.6
Adjustments in respect of prior years	**3.2**	(2.3)
Increase in discount	**(23.7)**	(22.4)
TOTAL DEFERRED TAX (see note 18)	**15.3**	10.9
SHARE OF ASSOCIATES' AND JOINT VENTURES' TAX	**0.8**	(0.1)
TOTAL TAX ON PROFIT ON ORDINARY ACTIVITIES	**37.8**	25.5

The differences between the total current tax charge shown and the amount calculated by applying the national rates of corporation tax (UK: 30%, US: 41.2%) to the profit on ordinary activities before tax is as follows:

	2005 £m	2004 £m
Profit on ordinary activities before tax	**212.0**	206.2
Less: share of associates' and joint ventures' profit before tax	**2.9**	0.8
Group profit on ordinary activities before tax	**209.1**	205.4
Tax on group profit on ordinary activities at standard national rates	**64.5**	64.2
Effects of:		
Expenses not deductible for tax purposes	**0.5**	2.3
Capital allowances in excess of depreciation	**(35.8)**	(35.6)
Utilisation of tax losses	**(0.7)**	(0.5)
Non taxable gain on disposal of associate	**–**	(4.5)
Adjustments to tax charge in respect of prior periods	**(6.8)**	(11.2)
GROUP CURRENT TAX CHARGE FOR THE PERIOD	**21.7**	14.7

The tax charge in future periods may be affected by the following factors:

(i) capital investment for the UK water services business is expected to remain at similar levels and the group expects to be able to claim capital allowances in excess of depreciation in future years but this excess will be much reduced due to legislative changes in the way capital allowances are calculated;

(ii) the US tax rates are higher than those in the UK, primarily because the profits earned in the US are taxed at a rate of 41.2%.

7. PROFIT ATTRIBUTABLE TO PARENT COMPANY

The profit of the parent company, after taking account of dividends from subsidiary undertakings, was £94.2m (2004: £130.7m). Advantage has been taken of the exemption available under section 230 of the Companies Act 1985 not to present a profit and loss account for the company alone. The parent company profit and loss account was approved by the Board on 25 May 2005.

8. DIVIDENDS

	2005 £m	2004 £m
EQUITY – ORDINARY		
Interim paid: 8.34p (2004: 8.10p) per share	**30.8**	30.8
Final proposed: 20.66p (2004: 18.73p) per share	**76.9**	69.5
	107.7	100.3

Dividends amounting to £1.2m (2004: £1.5m) in respect of the company's shares held by the ESOT (see note 20) have been waived and are therefore excluded from the aggregate of dividends paid and proposed.

9. EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The ordinary shares held in the ESOT are excluded from the weighted average number of shares for this purpose.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has only one category of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year.

	EARNINGS £m	WEIGHTED AVERAGE NUMBER OF SHARES m	2005 EARNINGS PER SHARE p	EARNINGS £m	WEIGHTED AVERAGE NUMBER OF SHARES m	2004 EARNINGS PER SHARE p
BASIC EPS	**174.2**	**370.5**	**47.0**	180.6	383.1	47.1
Effect of dilutive share options		**1.7**	**(0.2)**		1.2	(0.1)
DILUTED EPS	**174.2**	**372.2**	**46.8**	180.6	384.3	47.0

Adjusted EPS is considered by the directors to give a better and more consistent indication of the group's underlying performance, and is calculated as follows:

	EARNINGS £m	WEIGHTED AVERAGE NUMBER OF SHARES m	2005 EARNINGS PER SHARE p	EARNINGS £m	WEIGHTED AVERAGE NUMBER OF SHARES m	2004 EARNINGS PER SHARE p
Basic EPS	**174.2**	**370.5**	**47.0**	180.6	383.1	47.1
Share of associates' net exceptional items (WRG)	**–**		**–**	2.5		–
Exceptional profit on sale of WRG stake	**–**		**–**	(17.1)		(3.8)
Exceptional costs (net of tax)	**7.5**		**2.0**	–		–
Deferred tax (excluding tax on exceptional items)	**15.5**		**4.2**	10.9		2.9
ADJUSTED EPS (EXCLUDING DEFERRED TAX)	**197.2**	**370.5**	**53.2**	176.9	383.1	46.2

10. INTANGIBLE ASSETS

GOODWILL	GROUP £m
COST	
At 1 April 2004	249.0
Additions	0.5
Disposals	(0.1)
AT 31 MARCH 2005	**249.4**
AGGREGATE AMORTISATION	
At 1 April 2004	4.9
Charge for the year	1.0
AT 31 MARCH 2005	**5.9**
NET BOOK AMOUNT AT 31 MARCH 2005	**243.5**
Net book amount at 31 March 2004	244.1

The goodwill arising on the original acquisition of Aquarion Company in the US in 2000, which amounted to £164.3m, and the goodwill arising on the subsequent acquisition by Aquarion of the New England operations of American Water Works in April 2002 amounting to £59.4m, have, in the opinion of the directors, an indefinite life, and therefore are not being amortised. The goodwill can be demonstrated to be 'durable' and is capable of 'continued measurement' as defined by FRS 10 'Goodwill and Intangible assets'. In accordance with FRS 10 impairment reviews were carried out at 31 March 2005, which showed that the carrying value of the goodwill was not more than its recoverable amount.

This accounting treatment is a departure from the requirements of paragraph 21 of Schedule 4 to the Companies Act 1985 and is adopted in order to present a true and fair view of the group's results. If the goodwill arising on the US acquisitions had been amortised over 20 years, the amortisation charge for the period ended 31 March 2005 would have been £11.2m and the net book amount of this goodwill at 31 March 2005 would have been £171.9m (2004: £183.1m). Goodwill in respect of the group's other acquisitions since 1 April 1998 has been assigned a useful economic life of 20 years.

11. TANGIBLE FIXED ASSETS

	LAND AND BUILDINGS £m	INFRASTRUCTURE ASSETS £m	PLANT AND EQUIPMENT £m	UNDER CONSTRUCTION £m	GROUP TOTAL £m	COMPANY TOTAL £m
COST						
At 1 April 2004	1,407.2	1,992.9	1,892.6	203.2	5,495.9	0.3
Exchange adjustments	(2.4)	–	(10.2)	(0.2)	(12.8)	–
Additions	20.1	54.9	79.3	226.7	381.0	–
Transfers on commissioning	16.0	48.5	62.0	(126.5)	–	–
Disposals	(0.4)	–	(9.9)	(2.7)	(13.0)	–
Grants and contributions	–	–	–	(20.9)	(20.9)	–
AT 31 MARCH 2005	**1,440.5**	**2,096.3**	**2,013.8**	**279.6**	**5,830.2**	**0.3**
DEPRECIATION						
At 1 April 2004	397.2	722.6	656.4	–	1,776.2	0.3
Exchange adjustments	(0.5)	–	(3.4)	–	(3.9)	–
Disposals	(0.2)	–	(11.7)	–	(11.9)	–
Charge for the year	25.1	40.4	95.3	–	160.8	–
AT 31 MARCH 2005	**421.6**	**763.0**	**736.6**	**–**	**1,921.2**	**0.3**
NET BOOK AMOUNT AT 31 MARCH 2005	**1,018.9**	**1,333.3**	**1,277.2**	**279.6**	**3,909.0**	**–**
Net book amount at 31 March 2004	1,010.0	1,270.3	1,236.2	203.2	3,719.7	–

The assets of the parent company comprise plant and equipment.

Grants and contributions received relating to infrastructure assets are deducted from the cost of tangible fixed assets. The Group's accounting policy in respect of grants and contributions is a departure from the Companies Act 1985 requirements and is adopted as explained in note 1, in order to show a true and fair view of the investment in infrastructure assets. As a consequence, the net book amount of tangible fixed assets is £280.2m lower than it would have been had this treatment not been adopted.

Assets included above held under finance leases amount to:

	LAND AND BUILDINGS £m	INFRASTRUCTURE ASSETS £m	PLANT AND EQUIPMENT £m	UNDER CONSTRUCTION £m	GROUP TOTAL £m	COMPANY TOTAL £m
Cost	150.8	59.4	281.6	32.5	524.3	–
Depreciation	(24.6)	(9.7)	(115.0)	–	(149.3)	–
NET BOOK AMOUNT AT 31 MARCH 2005	126.2	49.7	166.6	32.5	375.0	–
Net book amount at 31 March 2004	128.7	50.9	177.2	32.5	389.3	–

The net book amount of land and buildings comprises:	GROUP 2005 £m	GROUP 2004 £m
Freeholds	**1,017.8**	1,008.8
Long leaseholds	**0.4**	0.4
Short leaseholds	**0.7**	0.8
	1,018.9	1,010.0

12. INVESTMENTS

GROUP	SHARE OF NET ASSETS IN ASSOCIATED UNDERTAKINGS £m	LOANS TO ASSOCIATED UNDERTAKINGS £m	TOTAL INVESTMENTS IN ASSOCIATED UNDERTAKINGS £m	SHARE OF NET ASSETS IN JOINT VENTURES £m	LOANS TO JOINT VENTURES £m	TOTAL INVESTMENTS IN JOINT VENTURES £m
At 1 April 2004	3.0	2.8	5.8	(1.2)	10.9	9.7
Share of retained profits for the year	(1.0)	–	(1.0)	1.5	–	1.5
Movement in the year	–	2.6	2.6	–	3.9	3.9
AT 31 MARCH 2005	**2.0**	**5.4**	**7.4**	**0.3**	**14.8**	15.1

COMPANY	SHARES IN GROUP UNDERTAKINGS £m	LOANS TO GROUP UNDERTAKINGS £m	TOTAL INVESTMENTS IN GROUP UNDERTAKINGS £m
At 1 April 2004	932.2	741.2	1,673.4
Movement in year	–	(5.7)	(5.7)
AT 31 MARCH 2005	**932.2**	**735.5**	1,667.7

Details of principal subsidiary companies and associated undertakings are set out on page 74.

13. STOCKS

	GROUP 2005 £m	GROUP 2004 £m
Raw materials and consumables	**0.7**	0.8

14. DEBTORS

	GROUP		COMPANY	
	2005 £m	2004 £m	2005 £m	2004 £m
Trade debtors	**61.6**	60.4	–	–
Amounts owed by subsidiary undertakings	–	–	**104.1**	102.7
Amounts owed by associated undertakings	**17.6**	19.1	–	–
Prepayments and accrued income	**91.2**	87.4	**17.9**	18.5
Other debtors:				
Receivable within one year	**11.0**	31.2	**5.5**	17.1
Receivable after more than one year	**0.5**	4.3	**0.3**	3.9
	181.9	202.4	**127.8**	142.2

15. SHORT TERM BORROWINGS

	GROUP		COMPANY	
	2005 £m	2004 £m	2005 £m	2004 £m
Bank loans	**26.2**	30.6	–	–
Finance leases	**7.2**	6.9	–	–
	33.4	37.5	–	–

Short term borrowings are denoted in a number of currencies and bear interest at normal commercial rates appropriate to the country in which the borrowing is made.

16. OTHER CREDITORS

	GROUP 2005 £m	GROUP 2004 £m	COMPANY 2005 £m	COMPANY 2004 £m
AMOUNTS FALLING DUE WITHIN ONE YEAR:				
Trade creditors	59.7	53.1	–	–
Capital creditors	54.7	45.2	–	–
Amounts owed to subsidiary undertakings	–	–	163.9	274.6
Deferred grants and contributions on depreciated fixed assets	3.3	3.3	–	–
Taxation	27.2	26.8	–	–
Social security and payroll deductions	2.6	2.6	–	–
Receipts in advance	47.7	45.1	–	–
Other creditors	94.0	87.7	50.4	49.5
Proposed dividends	76.9	69.5	76.9	69.5
	366.1	333.3	291.2	393.6
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR:				
Deferred grants and contributions on depreciated fixed assets	143.1	146.8	–	–
Other creditors	89.1	87.0	2.0	2.0
	232.2	233.8	2.0	2.0

17. LONG TERM BORROWINGS

	GROUP 2005 £m	GROUP 2004 £m	COMPANY 2005 £m	COMPANY 2004 £m
Bank loans	208.3	224.6	–	–
6.625% bond 2031	240.1	240.0	240.1	240.0
6.875% guaranteed bonds 2010	199.2	199.1	199.2	199.1
5.25% Eurobond 2006	400.8	400.5	400.8	400.5
5.375% bond 2023	196.0	195.8	–	–
3.048% Index linked bond 2033	105.0	101.9	–	–
Other loans	111.0	124.7	–	–
Finance leases	456.4	463.7	–	–
	1,916.8	1,950.3	840.1	839.6
Long term borrowings are repayable as follows:				
In more than one year but not more than two years	423.1	23.5	400.8	–
In more than two years but not more than five years	94.3	480.6	–	400.5
After more than five years	1,399.4	1,446.2	439.3	439.1
	1,916.8	1,950.3	840.1	839.6

Borrowings repayable by instalments after more than five years include £421.8m (2004: £431.4m) in respect of finance leases which have expiry dates ranging from 2018 to 2033 and carry interest rates based on 12 month LIBOR (London Inter-Bank Offered rate). Long term borrowings are denominated in a number of currencies and bear interest at normal commercial rates appropriate to the country in which the borrowing is made.

18. PROVISIONS FOR LIABILITIES AND CHARGES

	DEFERRED TAX £m	OTHER £m	GROUP TOTAL £m	COMPANY TOTAL £m
At 1 April 2004	191.8	2.9	194.7	0.5
Additions during the year	15.3	0.7	16.0	–
Exchange difference	(0.3)	–	(0.3)	–
Utilised in year	–	(0.5)	(0.5)	(0.1)
AT 31 MARCH 2005	**206.8**	**3.1**	**209.9**	**0.4**

Other provisions are principally in respect of self insurance and vacant properties on which costs are expected to be incurred over the next 9 years. Provisions in the parent company of £0.4m are all other provisions.

Deferred tax is provided as follows:	2005 £m	2004 £m
Accelerated capital allowances	**582.6**	543.2
Short term timing differences	(1.5)	(0.4)
Undiscounted provision for deferred tax	**581.1**	542.8
Discount	(374.3)	(351.0)
Discounted provision for deferred tax	**206.8**	191.8

National rates of corporation tax have been used to calculate the amount of deferred tax. Provision has been made for all deferred tax assets and liabilities in respect of accelerated capital allowances and other material timing differences. These deferred tax assets and liabilities have been discounted to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. As the earnings are continually reinvested by the group, no tax is expected to be payable in the foreseeable future.

19. FINANCIAL INSTRUMENTS

Treasury policy is described in the financial review on page 18. The disclosures below exclude short term debtors and creditors which are primarily of a trading nature and expected to be settled within normal commercial terms.

(a) Interest rate risk profile of financial liabilities

The interest rate risk profile of the group's financial liabilities at 31 March, after taking account of the interest rate and currency swaps used to manage the interest and currency profile, was as follows:

	FLOATING RATE FINANCIAL LIABILITIES £m	FIXED RATE FINANCIAL LIABILITIES £m	GROSS DEBT £m	FINANCIAL LIABILITIES ON WHICH NO INTEREST IS PAID £m	TOTAL £m
Sterling	540.0	1,179.9	1,719.9	80.1	1,800.0
US dollars	122.5	107.8	230.3	–	230.3
AT 31 MARCH 2005	**662.5**	**1,287.7**	**1,950.2**	**80.1**	**2,030.3**
Sterling	594.7	1,157.2	1,751.9	79.1	1,831.0
US dollars	114.8	121.1	235.9	–	235.9
At 31 March 2004	709.5	1,278.3	1,987.8	79.1	2,066.9

19. FINANCIAL INSTRUMENTS (CONTINUED)

(a) *Interest rate risk profile of financial liabilities (continued)*

Floating rate sterling and US dollar debt bears interest at rates based on sterling LIBOR (London Inter-bank Offered Rate) and US dollar LIBOR respectively.

The group uses interest rate swaps to fix a proportion of its floating rate sterling debt.

The weighted average interest rates and periods for borrowings in each of the group's principal currencies is as follows:

	FIXED RATE FINANCIAL LIABILITIES		FINANCIAL LIABILITIES ON WHICH NO INTEREST IS PAID
	WEIGHTED AVERAGE INTEREST RATE %	WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED YEARS	WEIGHTED AVERAGE PERIOD UNTIL MATURITY YEARS
Sterling	5.9	12.9	11.7
US dollars	6.3	23.8	–
WEIGHTED AVERAGE AT 31 MARCH 2005	**6.0**	**14.1**	**11.7**
Sterling	6.1	14.0	13.7
US dollars	6.4	24.0	–
Weighted average at 31 March 2004	6.1	15.0	13.7

(b) Interest rate risk profile of financial assets

The interest rate risk profile of the financial assets of the group at 31 March was as follows:

	CASH AT BANK AND IN HAND £m	SHORT TERM DEPOSITS £m	2005 TOTAL £m	CASH AT BANK AND IN HAND £m	SHORT TERM DEPOSITS £m	2004 TOTAL £m
Sterling	**4.4**	**170.9**	**175.3**	33.1	226.6	259.7
US dollars	**1.0**	**10.8**	**11.8**	0.4	21.9	22.3
AT 31 MARCH	**5.4**	**181.7**	**187.1**	33.5	248.5	282.0

Surplus cash is invested in short term instruments at rates based on LIBOR and US dollar LIBOR with institutions rated at least A1 or P1 by Standard & Poor's and Moody's.

19. FINANCIAL INSTRUMENTS (CONTINUED)

(c) Maturity of financial liabilities

The maturity profile of the carrying amount of the group's financial liabilities at 31 March was as follows:

	DEBT £m	FINANCE LEASES £m	GROSS DEBT £m	OTHER FINANCIAL LIABILITIES £m	TOTAL £m
In one year, or less, or on demand	26.2	–	26.2	–	26.2
In more than one year but not more than two years	401.5	–	401.5	–	401.5
In more than two years but not more than five years	3.2	–	3.2	–	3.2
After more than five years	1,062.2	463.6	1,525.8	80.1	1,605.9
	1,493.1	463.6	1,956.7	80.1	2,036.8
Unamortised issue costs	(6.5)	–	(6.5)	–	(6.5)
AT 31 MARCH 2005	**1,486.6**	**463.6**	**1,950.2**	**80.1**	**2,030.3**
In one year, or less, or on demand	30.6	–	30.6	–	30.6
In more than one year but not more than two years	2.1	–	2.1	–	2.1
In more than two years but not more than five years	402.8	–	402.8	–	402.8
After more than five years	1,088.8	470.6	1,559.4	79.1	1,638.5
	1,524.3	470.6	1,994.9	79.1	2,074.0
Unamortised issue costs	(7.1)	–	(7.1)	–	(7.1)
At 31 March 2004	1,517.2	470.6	1,987.8	79.1	2,066.9

(d) Borrowing facilities

The group has the following undrawn committed borrowing facilities available to it:

	2005 £m	2004 £m
Expiring in one year or less	–	–
Expiring in more than one year but not more than two years	**100.0**	–
Expiring in more than two years	**400.0**	100.0
	500.0	100.0

19. FINANCIAL INSTRUMENTS (CONTINUED)

(e) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the book values and the fair values of the group's financial assets and liabilities at 31 March 2005:

	2005 BOOK VALUE £m	2005 FAIR VALUE £m	2004 BOOK VALUE £m	2004 FAIR VALUE £m
PRIMARY FINANCIAL INSTRUMENTS FINANCING THE GROUP'S OPERATIONS				
Short term borrowings	(33.4)	(33.4)	(37.5)	(38.1)
Long term borrowings	(1,916.8)	(2,003.8)	(1,950.3)	(2,031.6)
Cash and short term deposits	187.1	187.1	282.0	282.0
DERIVATIVE FINANCIAL INSTRUMENTS HELD TO MANAGE THE INTEREST RATE PROFILE				
Interest rate swaps	–	11.6	–	13.8
Net debt	(1,763.1)	(1,838.5)	(1,705.8)	(1,773.9)
Other financial liabilities	(80.1)	(80.1)	(79.1)	(79.1)
TOTAL	(1,843.2)	(1,918.6)	(1,784.9)	(1,853.0)

Market values where available, have been used to determine fair values, otherwise fair values have been calculated by discounting cash flows at year end interest rates.

(f) Currency exposures

The group may borrow in appropriate foreign currencies in order to mitigate the effects of the currency exposures arising from its net investments overseas. The foreign exchange exposure on the translation into sterling of the net assets of Aquarion, which are denominated in US dollars, is hedged by a mixture of US dollar currency swaps and forward contracts.

Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

There are no currency exposures on short term debtors and creditors or monetary assets and liabilities giving rise to a profit and loss account charge.

(g) Hedges

The group's policy is to hedge interest rate risk within approved board policies and guidelines.

Interest rate swaps, interest rate caps and collars and forward rate agreements are used to manage interest rate exposure under a policy that requires between 85% and 95% of Yorkshire Water Services Limited's net debt and 70% and 95% of Kelda Group plc's net debt to be held at fixed rates. At the financial year end the proportions were 85% and 73% respectively.

Gains and losses on hedges are not recognised until the interest payment that is being hedged is itself recognised. Unrecognised gains and losses and deferred gains and losses on hedges are as follows:

	GAINS £m	LOSSES £m	TOTAL NET GAINS (LOSSES) £m
Unrecognised gains and losses on hedges			
At 1 April 2004	33.1	(19.3)	13.8
Gains and losses arising in previous years recognised during the year	10.4	(3.4)	7.0
Gains and losses arising in the year that were not recognised	(17.4)	8.2	(9.2)
AT 31 MARCH 2005	26.1	(14.5)	11.6
of which:			
Gains and losses expected to be recognised during the year ending 31 March 2006	25.3	(3.2)	22.1
Gains and losses expected to be recognised in later years	0.8	(11.3)	(10.5)

19. FINANCIAL INSTRUMENTS (CONTINUED)

(g) Hedges (continued)

	GAINS £m	LOSSES £m	TOTAL NET GAINS (LOSSES) £m
Unrecognised gains and losses on hedges			
At 1 April 2003	34.9	(29.3)	5.6
Gains and losses arising in previous years recognised during the year	9.6	(7.6)	2.0
Gains and losses arising in the year that were not recognised	(11.4)	17.6	6.2
At 31 March 2004	33.1	(19.3)	13.8
of which:			
Gains and losses expected to be recognised during the year ending 31 March 2005	16.6	(4.5)	12.1
Gains and losses expected to be recognised in later years	16.5	(14.8)	1.7

The table excludes the fair value of currency swaps maturing in 2006 amounting to £38.5m (2004: £24.3m) which is recognised in the book value of long term borrowings at 31 March 2005.

(h) Financial instruments held for trading purposes

The group does not trade in financial instruments.

20. CALLED UP SHARE CAPITAL

	2005 NUMBER	2005 NOMINAL VALUE	2004 NUMBER	2004 NOMINAL VALUE
AUTHORISED				
Ordinary shares of 15 5/9p each	**814,395,258**	**126,683,707**	814,395,258	126,683,707
ALLOTTED, CALLED UP AND FULLY PAID				
Ordinary shares of 15 5/9p each	**375,660,396**	**58,436,061**	375,660,396	58,436,061

The group has an ESOT which is used to administer the issue of shares to employees and directors under the company's 'Sharesave' save-as-you-earn share option scheme and the long term incentive plan (LTIP). The ESOT is a trust funded by interest free loans from the company. All the administration costs of the trust are written off to the profit and loss account as they accrue. The shares held by the trust are included within reserves in accordance with UITF38.

The company has taken advantage of the exemption contained within the Urgent Issues Task Force Abstract 17 (UITF17) not to apply the provisions of UITF17 to the company's Inland Revenue approved SAYE scheme.

OPTIONS GRANTED AND OUTSTANDING AT 31 MARCH 2005	DATE OF GRANT	2005 NUMBER OF SHARES	2004 NUMBER OF SHARES	OPTION PRICE	NORMAL EXERCISE DATE
Sharesave schemes					
Three year schemes	5 January 2001	–	31,718	299.0p	Mar–Aug 2004
	4 January 2002	**25,478**	365,186	275.0p	Mar–Aug 2005
	10 January 2003	**653,551**	705,797	320.0p	Mar–Aug 2006
	9 January 2004	**422,411**	451,281	366.0p	Mar–Aug 2007
	7 January 2005	**418,099**	–	461.0p	Mar–Aug 2008
Five year schemes	6 January 1999	–	68,558	457.0p	Mar–Aug 2004
	7 January 2000	**60,600**	883,564	240.0p	Mar–Aug 2005
	5 January 2001	**216,966**	233,781	299.0p	Mar–Aug 2006
	4 January 2002	**288,409**	299,958	275.0p	Mar–Aug 2007
	10 January 2003	**478,564**	501,038	320.0p	Mar–Aug 2008
	9 January 2004	**288,684**	295,349	366.0p	Mar–Aug 2009
	7 January 2005	**389,734**	–	461.0p	Mar–Aug 2010

21. RESERVES

	GROUP £m	COMPANY £m
SHARE PREMIUM ACCOUNT AT 1 APRIL 2004 AND 31 MARCH 2005	16.7	16.7
CAPITAL REDEMPTION RESERVE AT 1 APRIL 2004 AND 31 MARCH 2005	145.3	145.3
PROFIT AND LOSS ACCOUNT		
At 1 April 2004 (restated under UITF17)	1,512.6	567.0
Exchange adjustments	(0.2)	–
LTIP charges to the profit and loss account under UITF17	1.0	0.3
Release of charges as LTIP's vest	(1.2)	(0.1)
Transfer from the profit and loss account	66.5	(13.5)
AT 31 MARCH 2005	1,578.7	553.7
INVESTMENT IN OWN SHARES		
At 1 April 2004	18.7	18.7
Shares distributed via LTIP awards and share options exercised	(5.3)	(5.3)
AT 31 MARCH 2005	13.4	13.4

The cumulative amount of goodwill written off against reserves is £0.2m (2004: £0.2m). In accordance with the Institute of Chartered Accountants of England and Wales technical release 7/03 issued in March 2003, £167.6m of the company's reserves are classified as non-distributable.

Investments in own shares consist primarily of 3,991,704 ordinary shares of the company with a nominal value of 15 5/9p which are held in the ESOT, explained in note 20. The market value of the shares held by the ESOT at 31 March 2005 was £23.8m (net book value £13.0m). The market value of the shares held by the ESOT on 25 May 2005 was £25.6m.

The book value of £13.0m (2004: £18.5m) represents cost of £13.4m (2004: £18.7m) less accumulated share scheme costs (under UITF17) of £0.4m (2004: £0.2m). During the year £5.3m of shares were sold by the ESOT and £0.2m was charged to the profit and loss account.

22. RECONCILIATION OF GROUP MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	2005 £m	2004 £m
Shareholders' funds at start of period	1,731.3	1,717.3
Adjustments for UITF38	(18.7)	(20.4)
Adjustments for UITF17	1.7	0.9
Shareholders' funds at start of period restated	1,714.3	1,697.8
Profit attributable to shareholders	174.2	180.6
Dividends	(107.7)	(100.3)
Other recognised gains and losses relating to the period	(0.2)	(3.8)
Share buyback	–	(76.4)
Goodwill charged on disposal of WRG stake, previously written off to reserves	–	13.9
Shares distributed via LTIP awards and share capital exercised	5.3	1.7
LTIP charges to the profit and loss account under UITF17	1.0	1.1
Release of charges as LTIP's vest	(1.2)	(0.3)
CLOSING EQUITY SHAREHOLDERS' FUNDS	1,785.7	1,714.3

The adoption of UITF17 and 38 as described in note 1 has the effect of reducing fixed asset investments and shareholders' funds by £17.0m at 31 March 2004 and by £11.9m at 31 March 2005. There is no impact on the profit and loss account in the current or prior periods.

23. COMMITMENTS

	GROUP		COMPANY	
	2005 £m	2004 £m	2005 £m	2004 £m
CONTRACTS PLACED AT 31 MARCH	148.4	194.9	–	–

The long term investment programme for the UK regulated water services business, which identified substantial future capital expenditure commitments in the period 1 April 2005 to 31 March 2010, was agreed as part of the Periodic Review process finalised in December 2004.

At 31 March, group companies were committed to making the following payments during the next financial year under non cancellable operating leases expiring as set out below.

	2005 LAND AND BUILDINGS £m	2005 OTHER £m	2004 LAND AND BUILDINGS £m	2004 OTHER £m
OPERATING LEASES WHICH EXPIRE:				
Within one year	–	0.7	–	1.0
Between two and five years	0.3	0.1	0.3	0.1
After five years	–	–	–	–
	0.3	0.8	0.3	1.1

24. CONTINGENT LIABILITIES

The parent company has guaranteed certain subsidiary undertakings' borrowings of £691.8m (2004: £721.2m).

At the time of completion of the WRG merger, an indemnity was given to WRG by Yorkshire Environmental Solutions Limited backed by a Kelda Group plc guarantee, in respect of a landfill site managed by 3C Waste Limited and known as the Rhonda site. The indemnity is unlimited in amount and the time limit for bringing claims is seven years from 26 January 1999, except for personal injury claims where the limit is 15 years. The matters covered under this indemnity are any losses arising out of:

(a) non compliance with an Environment Agency notice served in May 1998;
(b) any claims by individuals for personal injury, harm to health, nuisance etc;
(c) liability for negligent performance of the contract between 3C Waste Limited and Rhonda Waste Disposal Limited.

25. PENSIONS

UK PENSION SCHEME

The group sponsors a UK pension scheme, called the Kelda Group Pension Plan (KGPP). The KGPP has a number of benefit categories providing benefits on a defined benefit basis and one category providing benefits on a defined contribution basis.

The most recent actuarial valuation of the KGPP was carried out as at 31 March 2004 when the market value of assets was £500.0m. Using the assumptions adopted for SSAP 24, the market value of the assets represented 96% of the value of the accrued benefits, after allowing for expected future earnings increases. The worsening in the funding level from that disclosed in last year's accounts of 107.5% is primarily a result of the adverse changes in financial conditions experienced since the last actuarial valuation in 2001.

The UK pension cost under SSAP 24 'Accounting for Pension Costs' for KGPP has been assessed in accordance with the advice of Mercer Human Resource Consulting, using the projected unit method. For this purpose, the actuarial assumptions adopted are based upon investment growth of 7.6% per annum, pre-retirement and 5.6% per annum post-retirement, pay growth of 4% per annum and increases to pensions in payment and deferred pensions of 2.8% per annum. The actuarial value of the assets was taken as the market value of the assets. In deriving the pension costs under SSAP 24, the deficit is being spread over the future working lifetime of the existing members.

Contributions over the year ended 31 March 2005 were paid by members at 1.5%, 3%, 3.5%, 4%, 4.5%, 5% or 6% of pensionable pay (depending on benefit category). The company contributed at 200% of members' contributions during the accounting year in respect of the majority of members. Following on from the results of the 31 March 2004 actuarial valuation, the employer has agreed to increase its contributions to 475% of members' contributions with effect from 1 April 2005.

The employers' contributions have been assessed in accordance with the advice of Mercer Human Resource Consulting using different assumptions to those described above.

The total pension cost for the period was £9.2m. A provision of £2.8m is included in the balance sheet at 31 March 2005.

An accrual for unfunded benefits of £2.3m (2004: £2.1m) has been included in the group's accounts at 31 March 2005.

US PENSION SCHEME

Aquarion in the US operates a number of non contributory defined benefit retirement plans. The principal retirement plans relate to Aquarion company, employees of the American Water Works companies and employees of Aquarion Services Company. Aquarion also provides healthcare benefits for certain categories of employees.

The latest valuations of the US schemes were carried out at 31 December 2004. The market value of assets of the principal retirement plans was $71.0m (2004: $65.3m) representing a deficit of $2.5m (2004: $0.9m) over the benefit obligations at that date. The benefit obligation of the post retirement healthcare plans exceeded the market value of assets by $28.7m (2004: $23.2m). The Aquarion pension assets and liabilities have been recorded at fair value on acquisition and full provision for the post retirement healthcare benefit obligations has been made in the group's accounts at 31 March 2005.

The Group's total pension charge for the year was £11.4m (2004: £13.3m).

25. PENSIONS (CONTINUED)

The additional disclosures required by FRS 17 are set out below. A qualified independent actuary has updated the most recent valuations of the principal schemes to 31 March 2005. In calculating the liabilities at 31 March 2005, the following financial assumptions have been used:

MAJOR ASSUMPTIONS	2005 UK %	2005 US %	2004 UK %	2004 US %
Inflation	2.7	–	2.6	–
Rate of increase in salaries	3.9	4.0	3.8	4.0
Rate of increase to pensions in payment and deferred pensions	2.7	2.5	2.6	2.5
Discount rate for scheme liabilities	5.4	5.7	5.5	5.8

The rate of increase in healthcare costs in the US varies by year of projection with an ultimate rate of 5% from 2008. Pension increases in the US apply only to certain members of the Aquarion Services Company Pension Plan.

The market values of the assets and the FRS 17 value of liabilities of KGPP and the principal US defined benefit plans at 31 March 2005, together with the expected long term rates of return, were as follows:

	2005			
	UK		US	
	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %
Market value of assets				
Equities	379.5	7.30	27.5	7.55
Bonds	156.9	4.80	15.9	5.70
Other	12.0	4.55	0.4	4.80
	548.4		43.8	
Present value of scheme liabilities	(626.8)		(67.1)	
Pension deficit before deferred tax	(78.4)		(23.3)	
Deferred tax	23.5		9.3	
NET PENSION DEFICIT	(54.9)		(14.0)	

	2004			
	UK		US	
	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %
Market value of assets				
Equities	426.0	7.35	25.7	7.50
Bonds	60.3	5.00	14.4	5.80
Other	14.0	4.60	2.1	4.75
	500.3		42.2	
Present value of scheme liabilities	(587.0)		(60.5)	
Pension deficit before deferred tax	(86.7)		(18.3)	
Deferred tax	26.0		7.3	
NET PENSION DEFICIT	(60.7)		(11.0)	

25. PENSIONS (CONTINUED)

	2003			
	UK		US	
	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %
Market value of assets				
Equities	314.7	7.25	20.0	7.75
Bonds	69.8	4.90	16.9	6.30
Other	22.6	4.50	3.3	5.00
	407.1		40.2	
Present value of scheme liabilities	(566.9)		(57.4)	
Pension deficit before deferred tax	(159.8)		(17.2)	
Deferred tax	47.9		6.9	
NET PENSION DEFICIT	(111.9)		(10.3)	

FRS 17 requires that the pension schemes are valued using market conditions at the company's year end. This produces a volatile figure for any surplus or deficit as it is largely dependent on the levels of stock markets for one particular date. The group's pension liabilities are funded on a long term basis based on the periodic actuarial reviews rather than the FRS 17 disclosures.

Analysis of the amounts that would be charged to the profit and loss account in accordance with FRS 17:

	2005 UK £m	2005 US £m	2004 UK £m	2004 US £m
Analysis of amount that would be charged to operating costs:				
Current service cost	**10.7**	**1.8**	9.9	1.5
Past service cost	**3.2**	**2.2**	1.9	2.9
Total charge	**13.9**	**4.0**	11.8	4.4
Analysis of amount that would be credited to other finance income:				
Expected return on pension scheme assets	**34.7**	**2.8**	27.0	2.4
Interest on pension scheme liabilities	**(32.2)**	**(3.5)**	(30.5)	(3.2)
Net return	**2.5**	**(0.7)**	(3.5)	(0.8)
AMOUNTS CHARGED TO THE PROFIT AND LOSS ACCOUNT BEFORE TAXATION	**11.4**	**4.7**	15.3	5.2

	2005 UK £m	2005 US £m	2004 UK £m	2004 US £m
Analysis of amounts that would be recognised in statement of total recognised gains and losses:				
Actual return less expected return on pension scheme assets	**20.0**	**(0.1)**	72.9	5.5
Experience gains and losses arising on the scheme's liabilities	**6.7**	**–**	7.3	–
Changes in assumptions underlying the present value of the scheme's liabilities	**(16.6)**	**(2.3)**	(0.3)	(5.3)
ACTUARIAL GAIN/(LOSS) RECOGNISED IN THE STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES	**10.1**	**(2.4)**	79.9	0.2

25. PENSIONS (CONTINUED)

	2005 UK £m	2005 US £m	2004 UK £m	2004 US £m
Movement in deficit during the year:				
Deficit in scheme at beginning of year	(86.7)	(18.3)	(159.8)	(17.2)
Movement in year				
acquisitions	–	–	–	–
current service cost	(10.7)	(1.8)	(9.9)	(1.5)
contributions	9.6	1.6	8.5	1.6
past service cost	(3.2)	(2.2)	(1.9)	(2.9)
other finance income	2.5	(0.7)	(3.5)	(0.8)
actuarial gain/(loss)	10.1	(2.4)	79.9	0.2
Exchange differences	–	0.5	–	2.3
	(78.4)	(23.3)	(86.7)	(18.3)
Related deferred tax asset – full provision basis (FRS 19)	23.5	9.3	26.0	7.3
NET PENSION DEFICIT AT END OF YEAR	(54.9)	(14.0)	(60.7)	(11.0)

History of experience gains and losses:	2005 UK	2005 US	2004 UK	2004 US	2003 UK	2003 US
Difference between the expected and actual return on scheme assets						
Amount (£m)	20.0	0.5	72.9	5.5	(162.9)	(7.0)
Percentage of scheme assets	4%	1%	15%	13%	40%	20%
Experience gains and losses on scheme liabilities						
Amount (£m)	6.7	–	7.3	–	–	–
Percentage of the present value of scheme liabilities	1%	–	1%	–	–	–
Total amount recognised in the statement of total recognised gains and losses						
Amount (£m)	10.1	(2.6)	79.9	0.2	(186.4)	(12.3)
Percentage of the present value of scheme liabilities	2%	4%	14%	0%	33%	36%

If the amounts in the table above had been recognised in the financial statements the group's net assets and profit and loss account reserves at 31 March 2005 and 31 March 2004 would be as follows:

	2005 PROFIT AND LOSS ACCOUNT £m	2005 NET ASSETS £m	2004 PROFIT LOSS ACCOUNT £m	2004 NET ASSETS £m
Excluding net pension deficit	1,578.7	1,786.3	1,512.6	1,714.9
Net pension deficit under FRS 17	(68.9)	(68.9)	(71.7)	(71.7)
Net assets already recognised in accounts under SSAP 24 reversed (US)	1.6	1.6	0.7	0.7
Including net pension deficit	1,511.4	1,719.0	1,441.6	1,643.9

26. EMPLOYEES

	2005 NUMBER	2004 NUMBER
AVERAGE NUMBER OF PEOPLE EMPLOYED		
Water Services		
– UK regulated	**2,158**	2,157
– US operations	**592**	589
Other activities	**682**	715
	3,432	3,461

	£m	£m
TOTAL EMPLOYMENT COSTS		
Wages and salaries	**93.2**	90.7
Social security contributions	**7.9**	7.7
Other pension costs (see note 25)	**11.4**	13.3
	112.5	111.7

The emoluments, share options and LTIP interests of the directors are described in the Remuneration report on pages 39 to 43.

27. RELATED PARTIES

Group companies have extended finance to Aberdeen Environmental Services (Holdings) Limited, Brey Utilities Limited and Brey Services Limited on a proportionate basis with other principal shareholders. These loans are included in investments analysed in note 12.

	SALES TO RELATED PARTIES		LOANS TO RELATED PARTIES	
	2005 £m	2004 £m	2005 £m	2004 £m
Aberdeen Environmental Services (Holdings) Limited	**3.5**	3.6	**2.4**	3.4
Brey Utilities Limited	**–**	–	**12.4**	6.8
Brey Services Limited	**5.8**	1.5	**–**	0.7
	9.3	5.1	**14.8**	10.9

The loans carry market rates of interest. Total interest received on loans to associated undertakings and joint ventures was £2.0m (2004: £0.8m).

There were no other material transactions between the group and its associated undertakings and joint ventures during the year.

International Financial Reporting Standards

IFRS TRANSITION BALANCE SHEET AT 31 MARCH 2004

The group will commence financial reporting under IFRS with effect from 1 April 2005. The first published results under IFRS will be the interim results for the six month period to 30 September 2005, with comparative figures restated under IFRS. There is no present intention to report subsidiary company accounts under IFRS.

The start point for this restatement of comparative figures is the group balance sheet at 31 March 2004. The work on the preliminary 'transition balance sheet' has been completed and the reconciliation of shareholders' funds in moving from UK GAAP to IFRS is set out below. New standards and interpretations that come into effect or that are adopted early before the first report under IFRS may result in adjustments to this reconciliation before it constitutes the final IFRS opening balance sheet.

		£m
Shareholders' funds under UK GAAP		1,714.3
Deferred tax in full	A	(351.7)
Pension fund deficit	B	(70.7)
Infrastructure renewals accounting	C	62.3
Re-translation of goodwill to closing rate	D	(30.0)
Dividends when approved (IAS 10)	E	69.5
Financial instruments marked to market	F	(9.8)
Taxation related to share-based payments	G	1.0
Shareholders' funds restated under IFRS		1,384.9

A The discounting of deferred tax is no longer permitted under IFRS (IAS12). Under UK GAAP the deferred tax had been discounted from £542.8m to £191.8m. In addition deferred tax is provided at 30% on rollover relief which was not provided for under UK GAAP.

B The full pension deficit for both UK and US schemes (net of deferred tax) will now be recognised in the balance sheet under IAS19.

C Infrastructure renewals accounting is not permitted under IAS16; renewals expenditure must be analysed between revenue and capital and treated accordingly. Use has been made of the transition option to apply fair value as deemed cost as at 1 April 2004.

D Use has been made of the transition option within IFRS1 to re-translate Aquarion goodwill from sterling into US dollars.

E The final proposed dividend is reversed as it does not meet the definition of a liability.

F Hedging documentation was put in place as at 31 March 2004 and therefore IAS39 has been applied from this date. Use has not been made of the option to defer application for a year. The majority of the instruments held by the group qualify for hedge accounting treatment. Deferred tax has been accounted for on the unrealised gains and losses.

G Under UK GAAP tax relief on share based payments in excess of amounts charged to the profit and loss account is a permanent difference. Under IFRS it is a temporary difference giving rise to a deferred tax asset.

Group companies

PRINCIPAL SUBSIDIARY COMPANIES

	COUNTRY OF INCORPORATION	CLASS SHARES IN ISSUE	PROPORTION OF CLASS OF SHARE HELD
WATER SERVICES			
Yorkshire Water Services Limited*	England & Wales	Ordinary	100%
Aquarion Company Inc	US	Ordinary	100%
Aquarion Services Company Inc	US	Ordinary	100%
Aquarion Water Company of Connecticut Inc	US	Ordinary	100%
Aquarion Water Company of New York Inc	US	Ordinary	100%
Aquarion Water Company of New Hampshire Inc	US	Ordinary	100%
Aquarion Water Company of Massachussetts Inc	US	Ordinary	100%
Aquarion Water Company of Sea Cliff Inc	US	Ordinary	100%
Delta Water Services Limited	England & Wales	Ordinary	100%
Grampian Waste Water Services Limited	Scotland	Ordinary	100%
Kelda Water Services Limited*	England & Wales	Ordinary	100%
Kelda Water Services (Wales) Limited	England & Wales	Ordinary	100%
OTHER ACTIVITIES			
KeyLand Developments Limited*	England & Wales	Ordinary	100%
KeyLand Investment Properties Limited	England & Wales	Ordinary	100%
Loop Customer Management Limited*	England & Wales	Ordinary	100%
HOLDING AND FINANCE COMPANIES			
Featurepack Limited*	England & Wales	Ordinary	100%
Kelda Group Inc	US	Ordinary	100%
Yorkshire Water Services Finance Plc	England & Wales	Ordinary	100%

PRINCIPAL ASSOCIATED UNDERTAKINGS

	COUNTRY OF INCORPORATION	CLASS SHARES IN ISSUE	PROPORTION OF CLASS OF SHARE HELD
Aberdeen Environmental Services (Holdings) Limited	Scotland	Ordinary 'A'	Nil
	Scotland	Ordinary 'B'	100%
	Scotland	Ordinary 'C'	Nil
Brey Services Limited	England & Wales	Ordinary 'A'	100%
	England & Wales	Ordinary 'B'	Nil
	England & Wales	Ordinary 'C'	Nil
Brey Utilities Limited	England & Wales	Ordinary 'A'	100%
	England & Wales	Ordinary 'B'	Nil
	England & Wales	Ordinary 'C'	Nil

* Shares held by parent company

Five year financial summary

		2005	2004	2003	2002	2001
TURNOVER: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	£m	**806.2**	822.6	838.1	799.8	774.6
Water Services						
– UK regulated	£m	**640.1**	604.4	567.0	599.8	542.1
– US operations	£m	**92.2**	94.1	93.7	70.5	77.7
Other activities	£m	**30.7**	27.0	29.8	28.5	61.4
Associates and joint ventures	£m	**43.2**	97.1	147.6	141.0	93.4
OPERATING PROFIT: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	£m	**310.2**	292.2	277.1	265.3	238.9
Water Services						
– UK regulated	£m	**278.8**	252.5	233.7	225.5	214.8
– US operations	£m	**24.9**	31.6	34.9	28.2	27.1
Other activities	£m	**4.8**	4.7	2.6	(3.5)	(0.2)
Associates and joint ventures	£m	**6.6**	8.2	11.8	20.3	10.9
Corporate costs	£m	**(4.9)**	(4.8)	(5.9)	(5.2)	(13.7)
PROFIT BEFORE TAXATION AND EXCEPTIONAL ITEMS	£m	**223.7**	191.6	175.2	162.7	152.3
PROFIT BEFORE TAXATION	£m	**212.0**	206.2	164.3	197.1	156.4
EARNINGS PER SHARE	p	**47.0**	47.1	32.7	39.3	31.7
ADJUSTED EARNINGS PER SHARE (EXCLUDING DEFERRED TAX)	p	**53.2**	46.2	42.4	39.1	34.7
DIVIDEND PER SHARE						
– interim	p	**8.34**	8.10	7.86	7.70	7.50
– final	p	**20.66**	18.73	18.19	17.80	17.30

		2005	2004	2003	2002	2001
ASSETS EMPLOYED						
Fixed assets	£m	**4,175.0**	3,996.3	3,988.6	3,661.9	3,517.6
Net current liabilities, long tem creditors and provisions	£m	**(625.6)**	(558.6)	(550.3)	(534.9)	(484.1)
	£m	**3,549.4**	3,437.7	3,438.3	3,127.0	3,033.5
FINANCED BY						
Shareholders' funds	£m	**1,785.7**	1,731.3	1,717.3	1,690.5	1,638.9
Minority interests	£m	**0.6**	0.6	0.6	–	(0.5)
Net debt	£m	**1,763.1**	1,705.8	1,720.4	1,436.5	1,395.1
	£m	**3,549.4**	3,437.7	3,438.3	3,127.0	3,033.5
YORKSHIRE WATER REGULATED INVESTMENT						
Capital expenditure	£m	**282.2**	246.4	263.3	270.2	226.8
Infrastructure renewals	£m	**67.0**	55.9	56.2	54.5	38.7
	£m	**349.2**	302.3	319.5	324.7	265.5
EMPLOYEES (average number)						
Water Services						
– UK regulated	No.	**2,158**	2,157	2,147	2,103	2,108
– US operations	No.	**592**	589	490	411	396
Other activities	No.	**682**	715	621	650	1,542
GROUP TOTAL	No.	**3,432**	3,461	3,258	3,164	4,046

REGULATORY ACCOUNTS

The regulatory accounting information of Yorkshire Water Services Limited for the year ended 31 March 2005 published in accordance with Condition F of the Instrument of Appointment, can be obtained free of charge by writing to the Company Secretary, Western House, Halifax Road, Bradford, BD6 2SZ.

General information

FINANCIAL CALENDAR

Announcement of preliminary results	25 May 2005
Annual general meeting	27 July 2005
Ex dividend date	03 August 2005
Record date	05 August 2005
Final dividend payment date	26 August 2005
Announcement of interim results	30 November 2005
Ex dividend date	07 December 2005
Record date	09 December 2005
Interim dividend payment date	06 January 2006

ANALYSIS OF ORDINARY SHAREHOLDERS AT 31 MARCH 2005 BY SIZE OF ACCOUNT AND CATEGORY	NUMBER OF HOLDERS	NUMBER SHARES HELD	% OF TOTAL SHARE
1 – 500	21,659	5,133,624	1.37%
501 – 1,000	12,951	9,709,721	2.58%
1,001 – 10,000	16,215	34,282,773	9.13%
10,001 – 100,000	632	19,725,389	5.25%
100,001 – 500,000	211	48,152,806	12.82%
500,001 +	109	258,656,083	68.85%
	51,777	375,660,396	100.00%

	NUMBER OF HOLDERS	NUMBER SHARES HELD	% OF TOTAL SHARE
Individuals	47,523	48,231,499	12.84%
Nominee company	3,956	316,497,692	84.25%
Insurance company	8	1,196,056	0.32%
Pension fund	87	2,152,692	0.57%
Other corporate body	203	7,582,457	2.02%
	51,777	375,660,396	100.00%

PAYMENT OF DIVIDENDS TO MANDATED ACCOUNTS

Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the registrar. Tax vouchers are sent to the shareholder's registered address under this arrangement unless requested otherwise.

SHARE PRICE INFORMATION

The latest Kelda Group plc share price is available at www.keldagroup.com, Ceefax, Teletext and also on the FT CityLine, telephone 0906 003 5492 (calls charged at 60p per minute).

INFORMATION ON GIFTING YOUR SHARES

To transfer your shares to another member of your family as a gift, please ask the company's registrar for a gift transfer form. The completed transfer form and relevant share certificate(s) should be returned to the registrar to record the change in ownership.

The company supports a scheme whereby shareholders with small holdings of shares, whose value makes them uneconomic to sell, can donate them to Wateraid. Details can be obtained from the shareholder information office. Further information about Wateraid is available at www.wateraid.org.uk.

SHARE DEALING SERVICE

Information on a low cost share dealing service offered by our registrar is available from Capita on 0870 458 4577 or at www.capitadeal.com.

REPORT ON CASSETTE TAPE

For the benefit of blind and partially sighted shareholders, the text of the annual report 2005 is available on audio cassette tape free of charge from the shareholder information office. Anyone knowing a shareholder who could benefit from this service is asked to draw it to their attention.

AVOIDING UNSOLICITED MAIL

The company is legally obliged to make its register of members available to other organisations on payment of a prescribed fee. This may result in shareholders receiving unsolicited mail. If you wish to limit the amount of unsolicited mail, you should write to FREEPOST 22, London W1E 7ER.

Our contact details

SECRETARY AND REGISTERED OFFICE
Philip Hudson
Kelda Group plc
Western House
Halifax Road
Bradford
BD6 2SZ
Tel: 01274 600 111

REGISTRAR
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0LA
Tel: 0870 162 3131
www.capitaregistrars.com
email: shareholder.services@capitaregistrars.com

AUDITOR
Ernst & Young LLP
PO Box 61
Cloth Hall Court
14 King Street
Leeds
LS1 2JN

PRINCIPAL BANKERS
National Westminster Bank plc
City Office
Park Row
Leeds
LS1 2QS

FINANCIAL ADVISERS
Greenhill & Co
Regent Gate
56-58 Conduit Street
London
W1S 2YZ

JOINT STOCKBROKERS
UBS
1 Finsbury Avenue
London
EC2M 2PP

JP Morgan Cazenove
20 Moorgate
London
EC2R 6DA

SHAREHOLDER INFORMATION OFFICE
Freephone: 0800 919 303

WATER SUPPLY AND GENERAL ENQUIRIES
Customer helpline: 0845 1 24 24 24

WASTE WATER ENQUIRIES
Customer helpline: 0845 1 24 24 29

BILLING ENQUIRIES
Customer helpline: 0845 1 24 24 20

www.keldagroup.com
www.yorkshirewater.com
www.aquarion.com
www.loop.co.uk

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Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ

www.keldagroup.com

KeldaGroup



KELDA GROUP PLC

Notice of annual general meeting 2005

Including explanatory notes.
To be held at 11am on Wednesday 27 July 2005 at the Leeds Marriott Hotel.

Notice of annual general meeting 2005

Notice is hereby given that the annual general meeting of Kelda Group plc (the 'company') will be held at the Leeds Marriott Hotel, 4 Trevelyan Square, Boar Lane, Leeds LS1 6ET on Wednesday 27 July 2005 at 11am for the following purposes:

To consider and, if thought fit, pass resolutions 1 to 9 as ordinary resolutions and resolutions 10 and 11 as special resolutions.

ORDINARY BUSINESS

RESOLUTION 1

TO RECEIVE THE DIRECTORS' REPORT AND THE COMPANY'S ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2005.

RESOLUTION 2

TO APPROVE THE DIRECTORS' REMUNERATION REPORT FOR THE YEAR ENDED 31 MARCH 2005.

RESOLUTION 3

TO DECLARE A FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2005.

RESOLUTION 4

TO RE-ELECT J A NAPIER AS A DIRECTOR OF THE COMPANY.

RESOLUTION 5

TO RE-ELECT K I WHITEMAN AS A DIRECTOR OF THE COMPANY.

RESOLUTION 6

TO ELECT E J S ANDERSON AS A NON EXECUTIVE DIRECTOR OF THE COMPANY.

RESOLUTION 7

TO ELECT C R R AVERY AS A NON EXECUTIVE DIRECTOR OF THE COMPANY.

RESOLUTION 8

TO RE-APPOINT ERNST & YOUNG LLP AS AUDITOR OF THE COMPANY AND TO AUTHORISE THE DIRECTORS TO DETERMINE THEIR REMUNERATION.

RESOLUTION 9

That the general and unconditional authority conferred on the directors to allot relevant securities as defined in section 80 of the Companies Act 1985 (as amended) be renewed for the period ending at the conclusion of the annual general meeting in 2006 or on 26 October 2006, whichever is the earlier; the maximum amount of relevant securities which the directors may allot during this period shall be £19,459,201 and the company may, before this authority expires, make an offer or agreement which would or might require relevant securities to be alloted after it expires.

SPECIAL BUSINESS

RESOLUTION 10

That subject to the passing of Resolution 9 above:

(a) The directors be given power pursuant to section 95 of the Companies Act 1985 (as amended) to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to Resolution 9 as if section 89(1) of that Act did not apply to such allotment but this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all those shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date but the directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(ii) to the allotment (other than under (i) above) of equity securities having a nominal amount not exceeding in aggregate £2,921,802:

(b) this power shall expire at the conclusion of the annual general meeting in 2006 or 26 October 2006 whichever is the earlier;

(c) all previous authorities under section 95 of that Act shall cease to have effect; and

(d) the company may, before this power expires, make an offer or agreement which would or might require equity securities to be allotted after it expires.

RESOLUTION 11

That the company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Companies Act 1985 as amended), of its ordinary shares of 15⁵/₉ pence each, but

the company may not purchase more than 37,566,039 ordinary shares;

the company may not pay less than 15⁵/₉ pence for each ordinary share;

the company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company agrees to buy the ordinary shares;

this authority will last from today until the conclusion of the company's annual general meeting in 2006 or 26 October 2006, whichever is the earlier; and

the company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

By order of the Board
Philip Hudson, Group Company Secretary
25 May 2005
Registered Office
Western House, Halifax Road, Bradford BD6 2SZ
Registered in England and Wales. No. 2366627

GENERAL NOTES

1. **ENTITLEMENT TO ATTEND AND VOTE**
   To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 25 July 2005. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

2. **APPOINTMENT OF PROXIES**
   A shareholder entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and on a poll, vote instead of him/her. You are asked to note that proxies will not be permitted to speak at the meeting. A proxy need not be a shareholder of Kelda Group plc. Forms of proxy and the original or fully certified copy of the power of attorney or other authority (if any) under which it is signed or authenticated, should be deposited at the office of the registrars, Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent BR3 4BR not less than 48 hours before the time for holding the meeting. A pre paid envelope is enclosed for this purpose.

3. **DOCUMENTS AVAILABLE FOR INSPECTION**
   The register of directors' interests (including interests of their immediate families) in the share capital of the company together with copies of directors' service contracts with the company and terms of appointment for non-executive directors are available for inspection by shareholders during business hours at the registered office of the company on any weekday (Saturdays and public holidays excepted) from the date of this notice until the date of the annual general meeting and will also be available for inspection at the Leeds Marriott Hotel from 10am on the day of the annual general meeting until the conclusion of the meeting.

4. **ELECTRONIC VOTING**
   You may register your voting directions electronically by contacting www.capitaregistrars.com where full details of the procedures are given (see note 5 on your proxy form for deadlines). If you return more than one proxy appointment, either by paper or electronic communication, that received last by the registrars before the latest time for the receipt of proxies will take precedence. You will need your unique Investor Code when prompted which is printed on your proxy form.

5. **ELECTRONIC PROXY APPOINTMENT THROUGH CREST**
   CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 27 July 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting.

6. **ELECTRONIC COMMUNICATION SERVICE**
   Shareholders are reminded that they may receive shareholder communications from Kelda Group plc electronically. The electronic communication service offers the following benefits:

- The company's full annual report and accounts can be viewed on the day they are published
- Your AGM votes can be cast electronically
- Important shareholder communications may be received electronically
- You may see details of your individual shareholdings quickly and securely online.

If you wish to take advantage of this service you may register your request on our registrar's website at www.capitaregistrars.com.

Explanatory notes on the business to be transacted at the annual general meeting

ACCOUNTS (RESOLUTION 1)

The directors of the company must lay before the meeting the accounts of the company for the financial year ended 31 March 2005, the Report of the Directors and the Report of the Auditor of the company on those accounts.

The annual report and accounts is available on the company's website www.keldagroup.com

REMUNERATION REPORT (RESOLUTION 2)

The remuneration report for the year ended 31 March 2005 has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Those regulations specify that shareholders must also be given the opportunity to approve it. Accordingly, the directors invite shareholders to approve the remuneration report which is included in the Annual Report and Accounts 2005.

DIVIDEND (RESOLUTION 3)

A final dividend of 20.66 pence (net) is recommended by the directors for payment to shareholders who are on the register at the close of business on 5 August 2005. It is proposed that shareholders declare this dividend by passing this resolution. A final dividend can only be declared by the shareholders at a general meeting but must not exceed the amount recommended by the directors. If so declared the date of payment of the final dividend will be 26 August 2005.

RE-ELECTION OF DIRECTORS (RESOLUTIONS 4 AND 5)

The company's articles of association require all directors to submit themselves for re-election at least every three years. This provision also ensures that, as a minimum, one third of the board of directors, together with any director appointed since the last annual general meeting retires each year and, if they are eligible and so desire, stand for re-appointment at the annual general meeting. Directors retire on the basis of their length of service since their last election. Both John Napier and Kevin Whiteman are retiring on the basis on the length of service since their last election and being eligible, offer themselves for re-appointment.

Following a formal performance review by the board, it has confirmed that each director standing for re-election demonstrated commitment to the role and performed effectively.

Details of these directors are included on page 4.

ELECTION OF DIRECTORS (RESOLUTIONS 6 AND 7)

The company announced on 25 May 2005 that it had appointed Ed Anderson and Kate Avery as non executive directors with effect from 1 June 2005. As such they are required by the company's articles of association to retire at the annual general meeting. The directors recommend that Ed Anderson and Kate Avery be elected as directors and resolutions 6 and 7 propose their election.

Details of these directors are included on page 4.

RE-APPOINTMENT OF AUDITORS (RESOLUTION 8)

The company is required to appoint auditors at each annual general meeting at which accounts are laid, to hold office until the next such meeting. The present auditors, Ernst & Young LLP, are willing to continue in office for a further year and this resolution proposes their re-appointment and, in accordance with standard practice, authorises the directors to determine the auditors' remuneration.

AUTHORITY TO ALLOT SHARES (RESOLUTION 9)

Under section 80 of the Companies Act 1985 (as amended) the directors of the company may only allot relevant securities if so authorised by shareholders in general meeting.

Resolution 9 proposes that the authority be renewed giving the directors the power to allot relevant securities up to a nominal value of £19,459,201 equivalent to approximately 33% of the issued share capital as at the date of this notice. The authority conferred by this resolution will expire at the conclusion of the annual general meeting in 2006 or 26 October 2006 (whichever is earlier) and will replace the previous authority given at the annual general meeting on 29 July 2004. The directors have no present intention of exercising the authority conferred by this resolution.

ALLOTMENT OF SHARES FOR CASH (RESOLUTION 10)

If equity securities (as defined by section 94 of the Companies Act 1985) are to be allotted and are to be paid for in cash, section 89(1) of the Companies Act 1985 requires that those new equity securities are offered in the first instance to existing shareholders in proportion to the number of ordinary shares they each hold at that time. The entitlement to be offered the new shares first is known as 'pre-emption rights'.

There may be circumstances, however, when it is in the interests of the company for the directors to be able to allot some new shares for cash other than by way of a pre-emptive offer to existing shareholders. This cannot be done under the Companies Act 1985 unless the shareholders have first waived their pre-emption rights. Resolution 10 asks shareholders to do this, but only for equity securities having a maximum aggregate nominal value of £2,921,802 which is equivalent to 5% of the company's issued ordinary share capital as at the date of this notice.

If the directors wish, other than by a pre-emptive offer to existing shareholders, to allot for cash new shares which would exceed this limit they would first have to request the shareholders to waive their pre-emption rights in respect of the new shares which exceed it.

There are legal, regulatory and practical reasons why it may not always be possible to issue new shares under a pre-emptive issue to some shareholders, particularly those resident overseas. To cater for this, resolution 10, authorising the directors to allot the new shares by way of pre-emptive issue, also permits the directors to make appropriate exclusions or arrangements to deal with such difficulties.

Biographies of directors seeking re-appointment

The authority conferred by this resolution will expire at the conclusion of the annual general meeting in 2006 or 26 October 2006 (whichever is earlier).

PURCHASE OF ORDINARY SHARES (RESOLUTION 11)

This resolution proposes the renewal of the authority granted at the company's last annual general meeting. If passed, it will allow the company to buy back up to 10% of the ordinary shares held by the company's shareholders. The resolution sets out the lowest and highest prices that the company can pay for the shares.

The directors are committed to managing the company's capital effectively. Purchasing the company's own ordinary shares is one of the options that the directors keep under constant review. The directors will only purchase the company's own ordinary shares if they believe it is in the shareholders' best interest and will increase the earnings per share.

As announced by the company on 25 May 2005, and referred to in the annual report and accounts, the company intends, subject to continued strong financial performance to conduct a limited share buyback programme which could involve the purchase of 5% of its equity over the next two years.

Any shares purchased in this way will be automatically cancelled.

As at 25 May 2005 (being the latest practicable date prior to publication of this notice), options over a total of 3,197,340 ordinary shares were outstanding and not exercised. That number of ordinary shares represents 0.85% of the company's issued ordinary share capital at 25 May 2005. It would represent 0.94% of the issued ordinary share capital if the authority to buy the company's own shares had been used in full at that date.

JOHN NAPIER aged 62, was appointed a non executive director of the company on 1 June 1999 and appointed Chairman in April 2000. He joined IPC as a management trainee in 1960 and was sponsored six year later by that company to read economics at Cambridge University. He held a number of senior management positions with IPC, which became Reed International, including ten years based in Australia where he became a director of James Hardie Industries following its purchase of Reed International's business interests in Australia. In 1986 he joined AGB Research plc as a Group Managing Director before assuming the same position with Hays plc in 1991. He retired from Hays in September 1998 and became Non Executive Chairman of Booker plc from which he retired in June 2000. He has also recently held directorships with Amey plc, Waste Recycling Group plc and Yule Catto & Co PLC. He is currently Chairman of Royal & Sun Alliance Insurance Group plc, Chairman of Yorkshire and Humber Rural Affairs Forum and a member of the Yorkshire Forward Board.

KEVIN WHITEMAN aged 48, joined the board in September 2000 and was appointed Chief Executive in September 2002. An engineering graduate (chartered engineer and member of the Institute of Mining Engineers), he held a number of senior management positions with British Coal before joining the National Rivers Authority as Regional General Manager in the early 1990's, followed by a period as Chief Executive and Accounting Officer leading up to the formation of the Environment Agency in 1996. After a period as Regional Director of the Environment Agency he joined Yorkshire Water as Business Director, Waste Water in 1997 and was appointed Managing Director of Yorkshire Water in April 2000. He is currently a Trustee of Wateraid.

ED ANDERSON aged 54, was appointed a non executive director of the company on 1 June 2005. An economics graduate, he joined Bradford Council in 1973, later qualifying as chartered public finance accountant. He subsequently joined West Yorkshire Metropolitan County Council where he held a number of positions in the finance department. Following a period as Assistant Airport Director for Leeds Bradford Airport he joined Leeds City Council in 1984 as Senior Assistant Director. He moved to East Midlands Airport in 1987 where he became Deputy Managing Director, and then returned to Leeds City Council in 1990 becoming Executive Director (Development). He was appointed Managing Director of Leeds Bradford International Airport in 1997, a position he still holds. He is currently a non executive director of Yorkshire Building Society, St Gemmas Hospice and the Leeds International Pianoforte Competition. He is actively involved in the local community in the Leeds/Bradford area and is a past president of the Leeds Chamber of Commerce, a member of the Leeds Initiative, Bradford Breakthrough and the Yorkshire regional council of the CBI.

KATE AVERY aged 45, was appointed a non executive director of the company on 1 June 2005. She started her career at Barclays plc becoming Managing Director of Barclays Stockbrokers Ltd and Barclays Bank Trust Company Ltd in 1995. She joined Legal & General in 1996 as Director (Direct and Marketing) and was appointed Retail Customer Director in 1999. She is currently Group Director (Retail Distribution) at Legal & General. She has an MBA from Cranfield School of Management and is a Member of the Securities Institute, Fellow of the Chartered Institute of Marketing and Associate of the Chartered Institute of Banking. She is currently a member of the ABI (Association of British Insurers) Distribution and Regulation Committee.

General information


THE HEADROW
PARK ROW
COMMERCIAL STREET
BRIGGATE PEDESTRIAN AREA
KIRKGATE
CITY SQUARE
BOND STREET SHOPPING CENTRE
DUNCAN STREET
BOAR LANE
LEEDS MARRIOT HOTEL
CORN EXCHANGE
LEEDS CITY STATION
NEVILLE STREET
BRIDGE END
TO M1 & M62

ATTENDING THE MEETING

If you wish to attend the meeting you should bring with you the attendance form, which is attached to the form of proxy. If you appoint a proxy other than the Chairman of the meeting, please ensure that your proxy brings with him or her some form of identification to the meeting.

ARRANGEMENTS FOR THE MEETING

The meeting starts at 11am and the doors to the meeting room will be open from 10am. Refreshments will be available before and after the meeting.

The Leeds Marriott Hotel has wheelchair access. There will be sign language presenters, and an induction loop is available. Guide dogs will also be allowed in. If you require other specific facilities to be made available at the meeting please call the shareholder information office on 0800 919303.

HOW TO GET TO THE LEEDS MARRIOTT HOTEL

The map opposite shows where the Leeds Marriott Hotel is situated. There are regular bus and train services to Leeds. The railway station is approximately 3 minutes walk away from the hotel.

SECURITY

There may be security checks at the entrance. We ask you not to bring any cameras, laptop computers or recording equipment with you and that any mobile phones are switched off during the meeting.

ANNUAL GENERAL MEETING RESULTS

The results of the voting will be available on the company's website at www.keldagroup.com

FURTHER INFORMATION ABOUT THE MEETING

If you have any questions about the annual general meeting please call the shareholder information office on 0800 919303.

You can also view this document together with the annual report and accounts on the company's website at **www.keldagroup.com**

Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
www.keldagroup.com

KeldaGroup



KELDA GROUP PLC

Notice of annual general meeting 2005

Including explanatory notes.
To be held at 11am on Wednesday 27 July 2005 at the Leeds Marriott Hotel.

Notice of annual general meeting 2005

Notice is hereby given that the annual general meeting of Kelda Group plc (the 'company') will be held at the Leeds Marriott Hotel, 4 Trevelyan Square, Boar Lane, Leeds LS1 6ET on Wednesday 27 July 2005 at 11am for the following purposes:

To consider and, if thought fit, pass resolutions 1 to 9 as ordinary resolutions and resolutions 10 and 11 as special resolutions.

ORDINARY BUSINESS

RESOLUTION 1

TO RECEIVE THE DIRECTORS' REPORT AND THE COMPANY'S ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2005.

RESOLUTION 2

TO APPROVE THE DIRECTORS' REMUNERATION REPORT FOR THE YEAR ENDED 31 MARCH 2005.

RESOLUTION 3

TO DECLARE A FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2005.

RESOLUTION 4

TO RE-ELECT J A NAPIER AS A DIRECTOR OF THE COMPANY.

RESOLUTION 5

TO RE-ELECT K I WHITEMAN AS A DIRECTOR OF THE COMPANY.

RESOLUTION 6

TO ELECT E J S ANDERSON AS A NON EXECUTIVE DIRECTOR OF THE COMPANY.

RESOLUTION 7

TO ELECT C R R AVERY AS A NON EXECUTIVE DIRECTOR OF THE COMPANY.

RESOLUTION 8

TO RE-APPOINT ERNST & YOUNG LLP AS AUDITOR OF THE COMPANY AND TO AUTHORISE THE DIRECTORS TO DETERMINE THEIR REMUNERATION.

RESOLUTION 9

That the general and unconditional authority conferred on the directors to allot relevant securities as defined in section 80 of the Companies Act 1985 (as amended) be renewed for the period ending at the conclusion of the annual general meeting in 2006 or on 26 October 2006, whichever is the earlier; the maximum amount of relevant securities which the directors may allot during this period shall be £19,459,201 and the company may, before this authority expires, make an offer or agreement which would or might require relevant securities to be alloted after it expires.

SPECIAL BUSINESS

RESOLUTION 10

That subject to the passing of Resolution 9 above:

(a) The directors be given power pursuant to section 95 of the Companies Act 1985 (as amended) to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to Resolution 9 as if section 89(1) of that Act did not apply to such allotment but this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all those shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date but the directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(ii) to the allotment (other than under (i) above) of equity securities having a nominal amount not exceeding in aggregate £2,921,802:

(b) this power shall expire at the conclusion of the annual general meeting in 2006 or 26 October 2006 whichever is the earlier;

(c) all previous authorities under section 95 of that Act shall cease to have effect; and

(d) the company may, before this power expires, make an offer or agreement which would or might require equity securities to be allotted after it expires.

RESOLUTION 11

That the company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Companies Act 1985 as amended), of its ordinary shares of 15 5/9 pence each, but

the company may not purchase more than 37,566,039 ordinary shares;

the company may not pay less than 15 5/9 pence for each ordinary share;

the company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the company agrees to buy the ordinary shares;

this authority will last from today until the conclusion of the company's annual general meeting in 2006 or 26 October 2006, whichever is the earlier; and

the company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

By order of the Board
Philip Hudson, Group Company Secretary
25 May 2005
Registered Office
Western House, Halifax Road, Bradford BD6 2SZ
Registered in England and Wales. No. 2366627

GENERAL NOTES

1. ENTITLEMENT TO ATTEND AND VOTE
To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 25 July 2005. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

2. APPOINTMENT OF PROXIES
A shareholder entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and on a poll, vote instead of him/her. You are asked to note that proxies will not be permitted to speak at the meeting. A proxy need not be a shareholder of Kelda Group plc. Forms of proxy and the original or fully certified copy of the power of attorney or other authority (if any) under which it is signed or authenticated, should be deposited at the office of the registrars, Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent BR3 4BR not less than 48 hours before the time for holding the meeting. A pre paid envelope is enclosed for this purpose.

3. DOCUMENTS AVAILABLE FOR INSPECTION
The register of directors' interests (including interests of their immediate families) in the share capital of the company together with copies of directors' service contracts with the company and terms of appointment for non-executive directors are available for inspection by shareholders during business hours at the registered office of the company on any weekday (Saturdays and public holidays excepted) from the date of this notice until the date of the annual general meeting and will also be available for inspection at the Leeds Marriott Hotel from 10am on the day of the annual general meeting until the conclusion of the meeting.

4. ELECTRONIC VOTING
You may register your voting directions electronically by contacting www.capitaregistrars.com where full details of the procedures are given (see note 5 on your proxy form for deadlines). If you return more than one proxy appointment, either by paper or electronic communication, that received last by the registrars before the latest time for the receipt of proxies will take precedence. You will need your unique Investor Code when prompted which is printed on your proxy form.

5. ELECTRONIC PROXY APPOINTMENT THROUGH CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 27 July 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting.

6. ELECTRONIC COMMUNICATION SERVICE
Shareholders are reminded that they may receive shareholder communications from Kelda Group plc electronically. The electronic communication service offers the following benefits:

- The company's full annual report and accounts can be viewed on the day they are published
- Your AGM votes can be cast electronically
- Important shareholder communications may be received electronically
- You may see details of your individual shareholdings quickly and securely online.

If you wish to take advantage of this service you may register your request on our registrar's website at www.capitaregistrars.com.

Explanatory notes on the business to be transacted at the annual general meeting

ACCOUNTS (RESOLUTION 1)
The directors of the company must lay before the meeting the accounts of the company for the financial year ended 31 March 2005, the Report of the Directors and the Report of the Auditor of the company on those accounts.

The annual report and accounts is available on the company's website www.keldagroup.com

REMUNERATION REPORT (RESOLUTION 2)
The remuneration report for the year ended 31 March 2005 has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Those regulations specify that shareholders must also be given the opportunity to approve it. Accordingly, the directors invite shareholders to approve the remuneration report which is included in the Annual Report and Accounts 2005.

DIVIDEND (RESOLUTION 3)
A final dividend of 20.66 pence (net) is recommended by the directors for payment to shareholders who are on the register at the close of business on 5 August 2005. It is proposed that shareholders declare this dividend by passing this resolution. A final dividend can only be declared by the shareholders at a general meeting but must not exceed the amount recommended by the directors. If so declared the date of payment of the final dividend will be 26 August 2005.

RE-ELECTION OF DIRECTORS (RESOLUTIONS 4 AND 5)
The company's articles of association require all directors to submit themselves for re-election at least every three years. This provision also ensures that, as a minimum, one third of the board of directors, together with any director appointed since the last annual general meeting retires each year and, if they are eligible and so desire, stand for re-appointment at the annual general meeting. Directors retire on the basis of their length of service since their last election. Both John Napier and Kevin Whiteman are retiring on the basis on the length of service since their last election and being eligible, offer themselves for re-appointment.

Following a formal performance review by the board, it has confirmed that each director standing for re-election demonstrated commitment to the role and performed effectively.

Details of these directors are included on page 4.

ELECTION OF DIRECTORS (RESOLUTIONS 6 AND 7)
The company announced on 25 May 2005 that it had appointed Ed Anderson and Kate Avery as non executive directors with effect from 1 June 2005. As such they are required by the company's articles of association to retire at the annual general meeting. The directors recommend that Ed Anderson and Kate Avery be elected as directors and resolutions 6 and 7 propose their election.

Details of these directors are included on page 4.

RE-APPOINTMENT OF AUDITORS (RESOLUTION 8)
The company is required to appoint auditors at each annual general meeting at which accounts are laid, to hold office until the next such meeting. The present auditors, Ernst & Young LLP, are willing to continue in office for a further year and this resolution proposes their re-appointment and, in accordance with standard practice, authorises the directors to determine the auditors' remuneration.

AUTHORITY TO ALLOT SHARES (RESOLUTION 9)
Under section 80 of the Companies Act 1985 (as amended) the directors of the company may only allot relevant securities if so authorised by shareholders in general meeting.

Resolution 9 proposes that the authority be renewed giving the directors the power to allot relevant securities up to a nominal value of £19,459,201 equivalent to approximately 33% of the issued share capital as at the date of this notice. The authority conferred by this resolution will expire at the conclusion of the annual general meeting in 2006 or 26 October 2006 (whichever is earlier) and will replace the previous authority given at the annual general meeting on 29 July 2004. The directors have no present intention of exercising the authority conferred by this resolution.

ALLOTMENT OF SHARES FOR CASH (RESOLUTION 10)
If equity securities (as defined by section 94 of the Companies Act 1985) are to be allotted and are to be paid for in cash, section 89(1) of the Companies Act 1985 requires that those new equity securities are offered in the first instance to existing shareholders in proportion to the number of ordinary shares they each hold at that time. The entitlement to be offered the new shares first is known as 'pre-emption rights'.

There may be circumstances, however, when it is in the interests of the company for the directors to be able to allot some new shares for cash other than by way of a pre-emptive offer to existing shareholders. This cannot be done under the Companies Act 1985 unless the shareholders have first waived their pre-emption rights. Resolution 10 asks shareholders to do this, but only for equity securities having a maximum aggregate nominal value of £2,921,802 which is equivalent to 5% of the company's issued ordinary share capital as at the date of this notice.

If the directors wish, other than by a pre-emptive offer to existing shareholders, to allot for cash new shares which would exceed this limit they would first have to request the shareholders to waive their pre-emption rights in respect of the new shares which exceed it.

There are legal, regulatory and practical reasons why it may not always be possible to issue new shares under a pre-emptive issue to some shareholders, particularly those resident overseas. To cater for this, resolution 10, authorising the directors to allot the new shares by way of pre-emptive issue, also permits the directors to make appropriate exclusions or arrangements to deal with such difficulties.

Biographies of directors seeking re-appointment

The authority conferred by this resolution will expire at the conclusion of the annual general meeting in 2006 or 26 October 2006 (whichever is earlier).

PURCHASE OF ORDINARY SHARES (RESOLUTION 11)

This resolution proposes the renewal of the authority granted at the company's last annual general meeting. If passed, it will allow the company to buy back up to 10% of the ordinary shares held by the company's shareholders. The resolution sets out the lowest and highest prices that the company can pay for the shares.

The directors are committed to managing the company's capital effectively. Purchasing the company's own ordinary shares is one of the options that the directors keep under constant review. The directors will only purchase the company's own ordinary shares if they believe it is in the shareholders' best interest and will increase the earnings per share.

As announced by the company on 25 May 2005, and referred to in the annual report and accounts, the company intends, subject to continued strong financial performance to conduct a limited share buyback programme which could involve the purchase of 5% of its equity over the next two years.

Any shares purchased in this way will be automatically cancelled.

As at 25 May 2005 (being the latest practicable date prior to publication of this notice), options over a total of 3,197,340 ordinary shares were outstanding and not exercised. That number of ordinary shares represents 0.85% of the company's issued ordinary share capital at 25 May 2005. It would represent 0.94% of the issued ordinary share capital if the authority to buy the company's own shares had been used in full at that date.

JOHN NAPIER aged 62, was appointed a non executive director of the company on 1 June 1999 and appointed Chairman in April 2000. He joined IPC as a management trainee in 1960 and was sponsored six year later by that company to read economics at Cambridge University. He held a number of senior management positions with IPC, which became Reed International, including ten years based in Australia where he became a director of James Hardie Industries following its purchase of Reed International's business interests in Australia. In 1986 he joined AGB Research plc as a Group Managing Director before assuming the same position with Hays plc in 1991. He retired from Hays in September 1998 and became Non Executive Chairman of Booker plc from which he retired in June 2000. He has also recently held directorships with Amey plc, Waste Recycling Group plc and Yule Catto & Co PLC. He is currently Chairman of Royal & Sun Alliance Insurance Group plc, Chairman of Yorkshire and Humber Rural Affairs Forum and a member of the Yorkshire Forward Board.

KEVIN WHITEMAN aged 48, joined the board in September 2000 and was appointed Chief Executive in September 2002. An engineering graduate (chartered engineer and member of the Institute of Mining Engineers), he held a number of senior management positions with British Coal before joining the National Rivers Authority as Regional General Manager in the early 1990's, followed by a period as Chief Executive and Accounting Officer leading up to the formation of the Environment Agency in 1996. After a period as Regional Director of the Environment Agency he joined Yorkshire Water as Business Director, Waste Water in 1997 and was appointed Managing Director of Yorkshire Water in April 2000. He is currently a Trustee of Wateraid.

ED ANDERSON aged 54, was appointed a non executive director of the company on 1 June 2005. An economics graduate, he joined Bradford Council in 1973, later qualifying as chartered public finance accountant. He subsequently joined West Yorkshire Metropolitan County Council where he held a number of positions in the finance department. Following a period as Assistant Airport Director for Leeds Bradford Airport he joined Leeds City Council in 1984 as Senior Assistant Director. He moved to East Midlands Airport in 1987 where he became Deputy Managing Director, and then returned to Leeds City Council in 1990 becoming Executive Director (Development). He was appointed Managing Director of Leeds Bradford International Airport in 1997, a position he still holds. He is currently a non executive director of Yorkshire Building Society, St Gemmas Hospice and the Leeds International Pianoforte Competition. He is actively involved in the local community in the Leeds/Bradford area and is a past president of the Leeds Chamber of Commerce, a member of the Leeds Initiative, Bradford Breakthrough and the Yorkshire regional council of the CBI.

KATE AVERY aged 45, was appointed a non executive director of the company on 1 June 2005. She started her career at Barclays plc becoming Managing Director of Barclays Stockbrokers Ltd and Barclays Bank Trust Company Ltd in 1995. She joined Legal & General in 1996 as Director (Direct and Marketing) and was appointed Retail Customer Director in 1999. She is currently Group Director (Retail Distribution) at Legal & General. She has an MBA from Cranfield School of Management and is a Member of the Securities Institute, Fellow of the Chartered Institute of Marketing and Associate of the Chartered Institute of Banking. She is currently a member of the ABI (Association of British Insurers) Distribution and Regulation Committee.

General information


THE HEADROW
PARK ROW
COMMERCIAL STREET
BRIGGATE PEDESTRIAN AREA
KIRKGATE
CITY SQUARE
BOND STREET SHOPPING CENTRE
DUNCAN STREET
BOAR LANE
LEEDS MARRIOT HOTEL
CORN EXCHANGE
LEEDS CITY STATION
NEVILLE STREET
BRIDGE END
TO M1 & M62

ATTENDING THE MEETING

If you wish to attend the meeting you should bring with you the attendance form, which is attached to the form of proxy. If you appoint a proxy other than the Chairman of the meeting, please ensure that your proxy brings with him or her some form of identification to the meeting.

ARRANGEMENTS FOR THE MEETING

The meeting starts at 11am and the doors to the meeting room will be open from 10am. Refreshments will be available before and after the meeting.

The Leeds Marriott Hotel has wheelchair access. There will be sign language presenters, and an induction loop is available. Guide dogs will also be allowed in. If you require other specific facilities to be made available at the meeting please call the shareholder information office on 0800 919303.

HOW TO GET TO THE LEEDS MARRIOTT HOTEL

The map opposite shows where the Leeds Marriott Hotel is situated. There are regular bus and train services to Leeds. The railway station is approximately 3 minutes walk away from the hotel.

SECURITY

There may be security checks at the entrance. We ask you not to bring any cameras, laptop computers or recording equipment with you and that any mobile phones are switched off during the meeting.

ANNUAL GENERAL MEETING RESULTS

The results of the voting will be available on the company's website at www.keldagroup.com

FURTHER INFORMATION ABOUT THE MEETING

If you have any questions about the annual general meeting please call the shareholder information office on 0800 919303.

You can also view this document together with the annual report and accounts on the company's website at www.keldagroup.com

Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
www.keldagroup.com

Regulatory Announcement

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KeldaGroup



Company	Kelda Group PLC
TIDM	KEL
Headline	Director Shareholding
Released	14:58 28-Jun-05
Number	PRNUK-2806

NOTIFICATION OF INTEREST OF DIRECTORS AT KELDA GROUP plc

Kelda Group plc ('Kelda') has been notified today that Kelda Group Employees' Trustees Limited ('the Trustee') the trustee of an employee benefit trust established by Kelda in 1996, today, transferred the following number of ordinary shares to directors of Kelda under a long term incentive plan ('the Plan') established by Kelda pursuant to the rules of the Plan. The transfer of shares is pursuant to a conditional award of shares made on 12 June 2002.

Richard Schmidt	17,676 Ordinary Shares
Kevin Whiteman	13,273 Ordinary Shares

Pursuant to the Plan, the Trustee sold 5,441 of the shares transferred to Mr Whiteman to meet tax liabilities arising from the transfers.

The Trustee has also awarded 98,630 Ordinary Shares to participants, not being directors of Kelda, under the Plan. 27,688 of those shares have been sold to meet tax liabilities.

All employees of Kelda (including executive directors) are potential beneficiaries of the employee benefit trust and as such, are deemed by the Companies Act 1985 to be interested in all of the shares held in the Trust.

For further information contact:-

Philip Hudson,

Group Company Secretary

Tel:- 01274 804110

End.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Notice of AGM
Released	14:53 30-Jun-05
Number	PRNUK-3006


SEC MAIL
RECEIVED
PROCESSING
JUL 0 5 2005
WASH. D.C.
183
SECTION

KeldaGroup



Kelda Group plc Annual Report and Accounts 2005;

Notice of Annual General Meeting; and Form of Proxy.

Two copies of each of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. no. (0)20 7676 1000. The documents, with the exception of the Form of Proxy will also be available on the company's website at www.keldagroup.com

END

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